Form 10-K, Exhibit 13
period 1998-09-30
SOUTHBANC SHARES INC
filed 1998-12-29
CIK 1051378

                                                                      EXHIBIT 13


                            SOUTHBANC SHARES, INC.

                              1998 ANNUAL REPORT

                            SOUTHBANC SHARES, INC.

                               TABLE OF CONTENTS

SELECTED FINANCIAL INFORMATION............................................ 3

KEY OPERATING RATIOS...................................................... 5

LETTER TO SHAREHOLDERS.................................................... 6

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
       RESULTS OF OPERATIONS.............................................. 7

INDEPENDENT AUDITOR'S REPORT.............................................. 26

CONSOLIDATED BALANCE SHEETS............................................... 27

CONSOLIDATED STATEMENTS OF INCOME......................................... 28

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY........................... 29

CONSOLIDATED STATEMENTS OF CASH FLOWS..................................... 30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS................................ 32

CORPORATE INFORMATION..................................................... 60

                            SOUTHBANC SHARES, INC.

                             907 NORTH MAIN STREET

                        ANDERSON, SOUTH CAROLINA 29621


SouthBanc Shares, Inc. ("Company"), a Delaware corporation, was organized on November 6, 1997, for the purpose of becoming the holding company for Perpetual Bank, A Federal Savings Bank ("Savings Bank") upon the Savings Bank's reorganization as a wholly owned subsidiary of the Company resulting from the conversion of SouthBanc Shares, M.H.C., Anderson, South Carolina ("MHC"), from a federal mutual holding company to a stock holding company ("Conversion and Reorganization"). The Conversion and Reorganization was completed on April 14, 1998. In connection with the Conversion and Reorganization, the Company issued 2,281,312 shares of its common stock at $20.00 per share and each share of common stock of the Savings Bank issued and outstanding, and held by persons other than the MHC were exchanged for 2.85164 shares of common stock of the Company (with cash issued in lieu of fractional shares at the rate of $20.00 per share).

The Company's primary business is coordinating and directing the affairs and operations of the Savings Bank. The Savings Bank is primarily engaged in the business of attracting deposits from the general public and originating and purchasing mortgage loans, which are secured by one-to-four-family residential properties, or investing in mortgage-backed securities. To a lesser but growing extent, the Savings Bank originates loans secured by commercial real estate as well as commercial business and consumer loans. The Savings Bank's savings accounts are insured up to the applicable limits by the Federal Deposit Insurance Corporation ("FDIC") through the Savings Association Insurance Fund ("SAIF"). The Savings Bank is a member of the Federal Home Loan Bank ("FHLB") System. The Savings Bank conducts its operations through its Main Office located at 907 North Main Street, Anderson, South Carolina, four branch offices located in Anderson, South Carolina, and one office located in Seneca, South Carolina. The telephone number of the Main Office is 864-225-0241.

                        SELECTED FINANCIAL INFORMATION
                        ------------------------------

The following tables set forth certain information concerning the consolidated financial position and results of operations of the Company at the dates and for the periods indicated. This information is qualified in its entirety by reference to the detailed information contained in the Consolidated Financial Statements and noted thereto presented elsewhere in this report.

                                                                   AT SEPTEMBER 30,
                                       ----------------------------------------------------------------------

                                               1998          1997          1996          1995          1994
                                             --------      --------      --------      --------      --------
                                                                    (In Thousands)
FINANCIAL CONDITION DATA:

Total assets                                 $362,529      $256,993      $209,827      $178,304      $171,533
Cash and interest-bearing deposits             21,197        13,499        13,585         6,630         8,700
Investment in limited partnership (1)             825         5,004
Investment securities available for sale       23,301        11,326         2,494           800           299
Mortgage-backed securities available
    for sale                                   73,933        35,863        43,125        46,344        50,064
Loans receivable, net                         219,896       178,772       140,758       116,539       104,852
Deposits                                      207,791       201,002       160,244       148,709       143,380
Borrowings                                     76,174        15,000        16,000         8,000        10,500
Stockholders equity                            74,407        30,602        29,091        18,232        14,637

                                                          FOR THE YEARS ENDED SEPTEMBER 30,
                                       ----------------------------------------------------------------------
                                               1998          1997          1996          1995          1994
                                             --------      --------      --------      --------      --------
                                                                    (In Thousands)
OPERATING DATA:

Interest income                              $ 23,937      $ 18,396      $ 14,921      $ 13,543      $ 12,075
Interest expense                               12,256         9,496         7,425         8,761         5,624
                                             --------      --------      --------      --------      --------

Net interest income                            11,681         8,900         7,496         4,782         6,451
Provision for loan losses                         606           655           349           362           120
                                             --------      --------      --------      --------      --------
Net interest income after provision
    for loan losses                            11,075         8,245         7,147         4,420         6,331
Other income                                    3,761         1,855         1,927         3,231         1,565
Loss reserve on limited partnership             4,500             0             0             0             0
General and administrative expenses             8,525         7,446         6,894         5,540         4,749
                                             --------      --------      --------      --------      --------

Income before income taxes, change
    in accounting method, and
    extraordinary item                          1,811         2,654         2,180         2,111         3,147
Income taxes                                      549           926           756           194         1,064
                                             --------      --------      --------      --------      --------
Income before change in method of
    accounting for income taxes                 1,262         1,728         1,424         1,917         2,083
Cumulative effect of change in method
    of accounting for income taxes                  -             -             -             -           350
                                             --------      --------      --------      --------      --------
Net income                                   $  1,262      $  1,728      $  1,424      $  1,917      $  2,433
                                             ========      ========      ========      ========      ========

                      FOOTNOTES ON SECOND FOLLOWING PAGE

                             KEY OPERATING RATIOS

                                                               AT OR FOR THE YEARS ENDED SEPTEMBER 30,
                                               ------------------------------------------------------------------
                                                  1998          1997          1996          1995         1994
                                                --------      --------      --------      --------     ---------
PERFORMANCE RATIOS

Return on average assets (net income
  divided by average assets) (4)                  0.39%         0.72%          0.75%        0.92%         1.20%
Return on average assets (net income
  divided by average equity) (4)                  2.41          5.78           7.40        11.88         13.84
Average equity to average assets                 16.04         12.54          10.16         7.7.          8.61


SELECTED FINANCIAL INFORMATION (CONTINUED)
------------------------------------------


                                                                    FOR THE YEARS ENDED SEPTEMBER 30,
                                       ------------------------------------------------------------------------------------------
                                               1998              1997              1996              1995              1994
                                         ----------------  ----------------  ----------------  ----------------  ----------------

PER SHARE DATA (2):

Basic earnings per share                       $     0.29        $     0.40        $     0.33        $     0.45        $     0.57
Diluted earnings per share                     $     0.29        $     0.40              0.33              0.45              0.57
Weighted average shares outstanding
          Basic                                 4,304,591         4,293,643         4,290,580         4,289,035         4,284,355
          Diluted                               4,406,381         4,322,815         4,315,880         4,296,081         4,289,790
Dividends per share (3)                        $     0.48        $     0.47        $     0.42        $     0.37        $     0.27

                                                                             AT SEPTEMBER 30,
                                       ------------------------------------------------------------------------------------------
                                                  1998              1997              1996              1995              1994
                                               ----------        ----------        ----------        ----------        ----------
OTHER DATA:

Number of:
    Real estate loans outstanding                   3,121             2,645             2,653             2,846             2,889
    Deposit accounts                               32,361            31,504            26,135            21,490            16,676
    Full-service offices                                6                 6                 5                 5                 4


                          FOOTNOTES ON FOLLOWING PAGE

                             KEY OPERATING RATIOS

                                                                AT OR FOR THE YEARS ENDED SEPTEMBER 30,
                                      ------------------------------------------------------------------------------------------
                                              1998              1997              1996              1995              1994
                                        ----------------  ----------------  ----------------  ----------------  ----------------
PERFORMANCE RATIOS

Return on average assets (net income
    divided by average assets)  (4)                0.39%             0.72%             0.75%             0.92%             1.20%
Return on average equity (net income
    divided by average equity)  (4)                2.41              5.78              7.40             11.88             13.84
Average equity to average assets                  16.04             12.54             10.16              7.77              8.61

Interest rate spread (difference
    between yield on interest-earning
    assets and average cost of
     interest-
    bearing liabilities for the
    period (5)                                     3.35              3.57              3.85              3.61              3.54
Net interest margin (net interest
income as a percentage of average
interest-earning assets for the
period (5)                                         3.85              3.96              4.16              2.90              3.86
Dividend Payout Ratio (3)                        165.58            117.39            126.32             82.68             46.91
Non-interest expense to average
    assets                                         2.61              3.20              3.72              2.74              2.74
Average interest-earning assets to
    average interest-bearing liabilities         112.57            109.36            107.69             86.56            109.36

ASSET QUALITY RATIOS:

Allowance for loan losses to total
    loans at end of period                         1.07              1.04              1.08              1.08              0.92
Net charge-offs to average outstanding
    loans during the period                        0.05              0.18              0.07              0.04              0.04
Ratio of non-performing assets to
    total assets                                   0.34              0.20              0.38              0.33              0.73

CAPITAL RATIOS:

Average equity to average assets                  16.04             12.54             10.16              7.77              8.61

_____________________
(1) Represents a 20.625% equity investment in a limited partnership that invests in mortgage servicing rights. See " --Lending Activities -- Loan Purchases and Sales and Servicing" and Note 3 of Notes to Consolidated Financial Statements.
(2) Per share data has been restated for 1997, 1996, 1995, and 1994 to reflect the stock exchange ratio of 2.85164 shares of common stock of the Company for one share of Perpetual Bank common stock established in connection with the Conversion and Reorganization.
(3) Takes into account dividends waived by the MHC, which owned 800,000 shares of Savings Bank stock. See Note 19. The dividend payout ratio is based only on dividends paid to public stockholders of the Savings Bank, excluding the shares owned by the MHC. The dividend payout ratio was 143.4%, 55.19%, 22.40%, 6.53%, and 3.71% for the years ended September 30, 1998, 1997,
     1996, 1995, and 1994, respectively.
(4) Excludes the effect of the one-time change in method of accounting for income taxes in fiscal 1994. Return on assets and return on average equity were 1.40% and 16.16%, respectively.
(5) Excludes income on mutual funds totaling approximately $1.7 million in fiscal 1995, which was reported as gains on sale and included in other income.

                            SouthBanc Shares, Inc.


                               December 18, 1998

Dear Shareholders:

While our letterhead reflects our newly formed stock holding company, SouthBanc Shares, Inc., Perpetual Bank remains the largest, locally owned bank in Anderson County which has provided quality service to our customers and friends since 1906. Our successful stock offering in April of 1998 raised an additional $44 million in capital in conjunction with the conversion and reorganization from the mutual holding company structure. This additional capital was used in conjunction with leveraged borrowings to increase total assets by year-end 141% to $363 million from $257 million at September 1997.

Net income before establishing a reserve for our investment in a limited partnership was $4.4 million in 1998 versus $1.7 million for the year ended September 30, 1997, an increase of $258%! Net income per share before establishing a reserve for our investment in a limited partnership was $1.02 in 1998 versus $.40 in 1997.

As previously announced, we established a loss reserve of $4.5 million for our $5 million investment in a limited partnership which invests in mortgage servicing rights tied to a national portfolio. The establishment of this reserve reduced our net income for 1998 to $1.2 million or $.29 per share.

Our 1998 return on assets before the reserve was 1.36% versus .72% in 1997. Return on equity before the reserve was 8.4% in 1998 versus 2.41% in 1997.

In additional to opening our sixth full service branch at Perpetual Square in Anderson, South Carolina, we continued to hire new talent to compliment our existing staff whom you have had a chance to meet and have to assist you with your banking needs.

We continue to make strategic changes in Perpetual Bank with the goal of increasing our market share and ultimately enhance shareholder value. With your continued support, we will service our communities with personalized, high-quality financial services. We thank you for your investment and confidence and look forward to the future.

                                        Sincerely,


                                        /s/ Robert W. "Lujack" Orr
                                        Robert W. "Lujack" Orr
                                        President/CEO

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL
-------

This discussion and analysis contains certain "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, estimates and expectation of future performance with respect to the financial condition and results of operations of the Company and other factors. These forward-looking statements are not guarantees of future performance and are subject to various factors that would cause actual results to differ materially from these forward-looking statements. These factors include, but are not limited to, changes in general economic and market conditions and the legal and regulatory environment in which the Company and the Savings Bank operate and the development of an interest rate environment that adversely affects the Company's interest rate spread or other income anticipated from the Company's operations.


MARKET AREA
-----------

The Company considers Anderson and Oconee Counties, South Carolina, as its primary market area. Additional loan origination demand is generated from customers living in contiguous counties. The Company also purchases loans secured by properties in South Carolina located outside its primary market area.

Anderson County is included in the Greenville/Spartanburg metropolitan statistical area. The Cities of Greenville and Spartanburg are located 30 and 60 miles northeast of Anderson, respectively, and Atlanta, the closest major city, is 120 miles to the southwest. Much of Anderson County is rural and roughly half of the land area is used for agricultural purposes. Anderson County has benefited from the growth of the Greenville metropolitan area and is experiencing significant residential and commercial development along Interstate 85, a major transportation route that crosses through Anderson County. Major area employers include Anderson Area Medical Center, Robert Bosch Corporation, BASF Corporation, Owens-Corning Fiberglas, and Michelin Tire. Oconee is a smaller but rapidly growing county located west of Anderson County.


COMPARISON OF FINANCIAL CONDITION AT SEPTEMBER 30, 1998 AND 1997
----------------------------------------------------------------

General
-------

In connection with the Company's stock offering as part of the Conversion and Reorganization, 2,281,312 shares of common stock were sold at a price of $20.00 per share for gross proceeds of $45,626,240, less offering costs of $1,494,488, resulting in net proceeds of $44,131,752. These proceeds were invested in loans, mortgage-backed securities available for sale, and investment securities available for sale.

Total assets increased $105.5 million to $362.5 million at September 30, 1998, from $257.0 million at September 30, 1997, as a result of an increase in loans receivable, mortgage-backed securities available for sale, and investment securities available for sale. Loans receivable increased $41.1 million to $219.9 million at September 30, 1998, from $178.8 million at September 30, 1997. The increase in loans receivable resulted from growth in first mortgage residential, construction, commercial real estate, loan participations purchased, and commercial and consumer loans. The Company purchased $34.9 million of first mortgage residential loans located primarily in Greenville County, South Carolina, which is contiguous to Anderson County, South Carolina. The Company also purchased $6 million of first mortgage residential loans in Macon County, North Carolina. The Company also purchased $6.2 million of commercial real estate loans located in Greenville, South Carolina.

Mortgage-backed securities available-for-sale increased $38.0 million or 105.8% to $73.9 million from $35.9 million. The Company purchased $34.5 million of collateralized mortgage obligations (CMO's), both fixed and adjustable rate, during the year. At September 30, 1998, the Company owned $41.8 million of CMO's with an average yield of 7.27% with maturity ranges from 1999 to 2029. At September 30, 1998, the Company owned $32.1 million of fixed and adjustable rate mortgage-backed securities with an average yield of 6.55%.

Investment securities available for sale increased $10.0 million or 88.5% to $23.3 million from $11.3 million. The Company purchased $6.1 million of a state municipal bond issue yielding 7.09%, $3.2 million of a bank preferred stock yielding 6.94%, and $5.0 million of trust preferred bonds yielding 8.44%.

The Company's investment in a limited partnership decreased $4.2 million to $825,000 at September 30, 1998, from $5.0 million at September 30, 1997. The Company established a $4.5 million loss reserve in a limited partnership that invests in mortgage servicing rights tied to a national portfolio of residential mortgage loans. Recent declines in market interest rates have materially impaired the value of the limited partnership. The loss reserve of $4.5 million had a negative impact on earnings for 1998. No assurances can be given that the establishment of future loss reserves will not be needed.

Cash and cash equivalents increased 57.0% or $7.7 million to $21.2 million at September 30, 1998, from $13.5 million at September 30, 1997. At September 30, 1998, $14.0 million was invested in the FHLB Daily Interest Account yielding 5.75%.

Cash surrender value of life insurance increased $7.5 million at September 30, 1998. During 1998, the Company purchased life insurance policies as part of the Supplemental Executive Retirement Agreements maintained on certain key officers of the Company.

Deposits increased 3.4% or $6.8 million to $207.8 million at September 30, 1998, from $201.0 million at September 30, 1997. Non-interest bearing checking accounts increased 28.8% or $3.4 million to $15.2 million at September 30, 1998, from $11.8 million at September 30, 1997. Interest bearing checking accounts increased 37.7% or $9.8 million to $35.8 million at September

30, 1998, from $26.0 million at September 30, 1997. The total increase of 34.9% or $13.2 million in checking accounts had a positive impact on deposit fee income.

The Company borrowed $20.2 million through reverse repurchase agreements in 1998. The Company pledged $22.9 million of mortgage-backed securities as collateral for these borrowings. The Company has borrowed $10.0 million at a rate of 5.49% with a maturity of November 6, 2000, and $10.0 million at a rate of 5.59% with a maturity of November 13, 2002. The proceeds of the borrowings were used to purchase fixed and adjustable rate mortgage-backed securities available for sale.

Advances from the Federal Home Loan Bank increased $31.0 million to $56.0 million at September 30, 1998, from $15.0 million at September 30, 1997. The advances were used to fund loans originated and loans purchased by the Company.


COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND 1997
-------------------------------------------------------------------------------

Net Income
----------

Net income decreased $466,000 to $1,262,000 or $0.29 basic and diluted earnings per share in 1998 from $1,728,000 or $0.40 basic and diluted earnings per share in 1997.

Net income was adversely affected by the establishment of the $4.5 million pre-tax loss reserve on the limited partnership.


Net Interest Income
-------------------

Net interest income increased 31.5% or $2.8 million to $11.7 million in 1998 from $8.9 million. Interest income on loans increased 20.1% or $2.9 million to $17.3 million from $14.4 million as the average loans receivable increased to $198.4 million in 1998 from $165.0 in 1997, an increase of 20.2%. Interest income on mortgage-backed securities increased 27.3% or $900,000 to $4.2 million in 1998 from $3.3 million in 1997 as the average balance of mortgage-backed securities increased 35.6% or $17.3 million to $65.9 million in 1998 from $48.6 million in 1997. Interest income on other investments increased $1.8 million to $2.5 million in 1998 from $700,000 in 1997 as the average balance of investment securities, interest-bearing deposits, and other earning assets increased $27.8 million to $38.9 million in 1998 from $11.1 million in 1997.


Interest Expense
----------------

Interest expense on deposits increased 9.9% or $800,000 to $8.9 million in 1998 from $8.1 million in 1997 as the average deposits increased 12.7% or $23.1 million to $204.6 million in 1998 from $181.5 million in 1997. The weighted average cost of deposits decreased to 4.35% in 1998 from 4.47% in 1997.

Interest expense on borrowings increased 142.9% or $2 million to $3.4 million in 1998 from $1.4 million in 1997 as the average borrowings increased to $64.7 million in 1998 from $23.9 million in 1997.

Provision For Loan Losses
-------------------------

The provision for loan losses decreased 7.4% to $606,500 for the year ended September 30, 1998, from $655,000 for the year ended September 30, 1997. Loan charge-offs for 1998 were $174,000 compared to $332,000 in 1997 and recoveries were $55,000 in 1998 compared to $29,000 in 1997. The reduced charge-offs in 1998, combined with the recoveries, allowed the Company to decrease the loan loss provision in 1998. Despite the decrease in the provision for loan losses, the allowance for loan losses to total loans increased to 1.07% at September 30, 1998, from 1.04% at September 30, 1997.


Other Income
------------

Other income increased $1.9 million or 102.7% to $3.8 million in 1998 from $1.9 million in 1997. Loan and deposit account service charges increased $770,000 to $2,296,000 in 1998 from $1,526,000 in 1997 as a result of an increase in the number of checking accounts and fees from the use of debit cards and ATM's.
Gain on sale of investments was $177,000 in 1998 compared to a loss of $308,000 in 1997. Gain of sale of real estate held for development decreased $184,000 to $115,000 in 1998 from $299,000 in 1997 due to a decrease in sale of real estate held for development. Other income increased $614,000 to $1,111,000 in 1998 compared to $497,000 in 1997, due to the increase in earnings from the Mortgage First Service Corporation, increase in income from the United Service Corporation of Anderson, Inc., and income earned on bank owned life insurance.


General and Administrative Expenses
-----------------------------------

General and administrative expenses increased $1.0 million or 13.3% to $8.5 million in 1998 from $7.5 million in 1997. Salaries and employee benefits increased $400,000 or 10.3% to $4.3 million in 1998 from $3.9 million in 1997 due to the opening of the Perpetual Square office in Anderson, South Carolina, and the expense of the Management Recognition and Development Plan. Occupancy expense increased $22,000 or 4.5% due primarily from the opening of the Perpetual Square office. Furniture and equipment expense increased $265,000 or 35.5% to $1,011,000 in 1998 from $746,000 in 1997 due to the purchase of additional equipment related to technology investments and equipping the Perpetual Square office. The FDIC insurance premiums decreased $20,000 to $132,000 in 1998 from $152,000 in 1997. Advertising decreased $105,000 or 29.8%
to $247,000 in 1998 to $352,000 in 1997, as a result of the elimination of the Free Checking Campaign. Data processing increased $143,000 or 47.7% to $443,000 in 1998 from $300,000 in 1997 due to the new Perpetual Square office, expenses associated with the increasing number of checks processed, and ATM and debit card transactions. Office supplies decreased $58,000 or

15.0% from $329,000 in 1998 from $387,000 in 1997 due to the elimination and consolidation of data processing forms.

Other operating expenses increased $462,000 or 42.2% to $1,558,000 in 1998 to $1,096,000 in 1997 due to the opening of the Perpetual Square office and consultant fees for sales training, staff realignment, and product fee enhancements.


Income Taxes
------------

Income taxes decreased 40.7% or $377,000 to $549,000 or an effective tax rate of 30.3% for 1998 from $926,000, or an effective tax rate of 35% in 1997 due to a decrease in income before taxes of $843,000 or 31.8% to $1,811,000 in 1998 from $2,654,000 in 1997.


COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30,  1997 AND 1996
--------------------------------------------------------------------------------

Net Income
----------

Net income increased to $1.7 million or $0.40 basic and diluted earnings per share in 1997 from $1.4 million or $0.33 basic and diluted earnings per share in 1996. Net income for 1996 was adversely affected by the one-time SAIF recapitalization assessment. Without this one-time assessment, 1996 net income would have been $2 million or $0.47 basic and diluted earnings per share.


Net Interest Income
-------------------

Net interest income increased 18.7% or $1.4 million to $8.9 million in 1997 from $7.5 million in 1996. Interest income on loans increased 25.2% to $14.4 million in 1997 from $11.5 million in 1996 as the average loans receivable increased to $165.0 million in 1997, an increase of 28.3%, from $128.6 million in 1996. Interest income on mortgage-backed securities increased 6.5% or $200,000 to $3.3 million in 1997 from $3.1 million in 1996 as the average balance of mortgage-backed securities increased 8.5% or $3.8 million to $48.6 million in 1997 from $44.8 million in 1996. Interest income on other investments increased 102.9% or $349,000 to $688,000 in 1997 from $339,000 in 1996 as the average balance of other interest earning assets increased 68.2% or $4.5 million to $11.1 million in 1997 from $6.6 million in 1996.


Interest Expense
----------------

Interest expense on deposits increased 19.1% or $1.3 million to $8.1 million in 1997 from $6.8 million in 1996 as the average deposits increased 17.4% or $26.9 million to $181.5 million in 1997 from $154.6 million in 1996. The weighted average cost of deposits increased to 4.47% in 1997 from 4.38% in 1996. The increase in the average balance of deposits and the increase in the weighted average cost of deposits resulted primarily from the promotion of short term certificates of deposit.

Interest expense on borrowings increased 110.1% or $722,000 to $1,378,000 in 1997 from $656,000 in 1996 as the average borrowings increased to $24.9 million in 1997 from $12.5 million in 1996 in order to fund loan originations and purchases.


Provision For Loan Losses
-------------------------

Provisions for loan losses are charges to earnings to bring the total allowance for loan losses to a level considered adequate by management to provide for management's best estimate of inherent loan losses. In determining the adequacy of the allowance for loan losses, management evaluates various factors, including the market value of the underlying collateral, growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, loss experience, delinquency trends and economic conditions. Management evaluates the carrying value of loans periodically and the allowance for loan losses is adjusted accordingly.

The provision for loan losses increased 87.7% to $655,000 in 1997 from $349,000 in 1996 due to an increase of net charge-offs in 1997 of $304,000 from $92,000 in 1996. Management deemed the increase necessary in light of the increase in non-performing assets to $1.0 million at September 30, 1997, from $798,000 at September 30, 1996, as well as the growth in the loan portfolio during 1997, particularly and inherently riskier commercial real estate loans (which increased to $27.0 million at September 30, 1997, from $17.0 million at September 30, 1996), commercial loans (which increased to $7.2 million at September 30, 1997, from $5.5 million at September 30, 1996) and consumer loans (which increased to $19.2 million at September 30, 1997, from $16.9 million at September 30, 1996). At September 30, 1997, the allowance for loan losses was deemed adequate by management at that date.


Other Income
------------

Total other income decreased $72,000 to $1,855,000 in 1997 from $1,927,000 in 1996. Loan and deposit service charges increased $257,000 to $1,526,000 from $1,269,000 in 1996 as a result of an increase in the number of checking accounts. The gain on sale of real estate held for development increased to $299,000 in 1997 as the first sales of real estate held for development were recorded. These increases were offset by losses on sales of investments of $308,000 in connection with the restructuring of the investment securities' portfolio and the write-off of $192,000 of computer hardware and software as a result of upgrading of the computer system.


General and Administrative Expenses
-----------------------------------

General and administrative expenses increased $552,000 to $7.4 million in 1997 from $6.9 million in 1996. Salaries and employee benefits increased $870,000 or 28.5% to $3.9 million in 1997 from

$3.0 million in 1996 due to the opening of a full service office in Seneca, South Carolina, staffing a call center in Anderson, South Carolina, the expense of the Employee Stock Ownership Plan and the Management Recognition and Development Plan. Occupancy expense increased $100,000 or 25.8% due primarily from the opening of the office in Seneca, South Carolina. Furniture and equipment expense increased 37.6% to $746,000 in 1997 from $542,000 in 1996 due to the purchase of additional equipment related to technology investments, equipping the office in Seneca, South Carolina, and the call center. The FDIC insurance premiums decreased $1.1 million to $152,000 in 1997 from $1.3 million in 1996 due to the one time charge of $946,000 incurred in September 1996 for the assessment to recapitalize the Savings Association Insurance Fund (SAIF) required by the Deposit Insurance Funds Act of 1996. Prior to SAIF recapitalization, the Company's total annual deposit insurance premiums amounted to 0.23% of assessable deposits. Effective January 1, 1997, the rate decreased to 0.065% of assessable deposits. Advertising decreased $39,000 or 10.0% to $352,000 in 1997 from $391,000 in 1996 as a result of the winding down of the free checking advertising campaign that began in October 1994. Data processing increased $62,000 or 26.1% to $300,000 in 1997 from $238,000 in 1996 due to the new office in Seneca and the new call center. Office supplies increased $54,000 or 16.2% to $387,000 in 1997 from $333,000 in 1996 primarily as a result of the opening of the Seneca branch office.

Other operating expenses increased 68.2% to $1.1 million in 1997 from $654,000 in 1996 as a result of acquiring the telephone system for the call center and sales training for the call center staff ($159,000), closing costs paid by the Company as part of a home equity loan promotion ($40,000), increased professional fees related to regular regulatory and securities compliance matters ($39,000), the replacement of the Company's in-house courier with an armored car courier service in conjunction with the opening of the Seneca branch office, which is located approximately thirty miles outside of Anderson ($34,000), and increased postage expense associated with the increased number of checking accounts ($26,000).


Income Taxes
------------

Income taxes increased 22.5% to $926,000 in 1997 from $756,000 in 1996 as income before taxes increased 22.7% to $2.7 million in 1997 from $2.2 million in 1996. The effective tax rate was 35% for both 1997 and 1996.

Average Balance Sheets

The following table sets forth, for the periods indicated, information regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resultant yields, interest rate spread, ratio of interest-earning assets to interest-bearing liabilities and net interest margin. Average balances for 1998 and 1997 have been calculated using daily balances, while the average balance for 1996 has been calculated using monthly balances. Management does not believe that the use of monthly balances rather than daily balances for 1996 has caused any material inconsistencies in the information presented.

                                                             1998                                       1997
                                                             ----                                       ----
                                               Average    Interest and                     Average   Interest and
                                               Balance     Dividends    Yield/Cost         Balance    Dividends    Yield/Cost
                                               ---------  ------------  ----------        ---------- ------------  ----------
                                                                                                (Dollars in Thousands)
Interest-earning assets (1):
     Mortgage loans                            $139,497       $11,401       8.17%          $118,030       $9,790        8.29%
     Commercial real estate loans                28,943         2,961      10.23%            23,098        2,102        9.10
     Commercial other                             9,400           857       9.12%             6,114          592        9.68
     Consumer loans                              20,525         2,056      10.02%            17,755        1,922       10.82
                                                 ------         -----                        ------        -----
         Total loans                            198,365        17,275       8.71%           164,997       14,406        8.73

Mortgage-backed securities and CMO's             65,866         4,205       6.38%            48,638        3,303        6.79
Investment securities                            20,013         1,383       6.91%             5,271          339        6.43
Interest-bearing deposits                        16,546           899       5.43%             4,485          251        5.60
Other earning assets                              2,375           175       7.37%             1,311           97        7.40
                                                  -----           ---                         -----           --
     Total interest-earning assets              303,165        23,937       7.90%           224,702       18,396        8.19

Non-interest-earning assets:
     Office properties and equipment,
         Net                                      6,555                                       5,645
     Real estate, Net                               135                                          56
     Other non-interest-earning assets           16,369                                       8,072
                                                 ------                                       -----
         Total assets                          $326,224                                    $238,475
                                               ========                                    ========

Interest-bearing liabilities:
     Savings                                     25,569           637       2.49%            22,923          590        2.57
     Negotiable order of withdrawal
         ("NOW") accounts                        44,420           643       1.45%            35,196          548        1.56
     Certificates of deposit                    134,574         7,622       5.66%           123,407        6,980        5.56
                                                -------         -----                       -------        -----
         Total deposits                         204,563         8,902       4.35%           181,526        8,118        4.47

Other interest-bearing liabilities               64,739         3,354       5.18%            23,951        1,378        5.75
                                                 ------         -----                        ------        -----
     Total interest-bearing liabilities         269,302        12,256       4.55%           205,477        9,496        4.62
                                               --------                                    --------

Non-interest-bearing liabilities:
     Non-interest-bearing deposits                  247                                         397
     Other liabilities                            4,345                                       2,693
                                                  -----                                       -----
         Total liabilities                      273,894                                       3,090
     Stockholders' equity                        52,330                                      29,908
                                                 ------                                      ------
         Total liabilities and stock-
                  holders' equity              $326,224                                    $238,475
                                               ========                                    ========

                                                                 1996
                                                                 ----
                                                   Average    Interest and
                                                   Balance     Dividends    Yield/Cost
                                                   -------    -----------   ----------
Interest-earning assets (1):
     Mortgage loans                                $ 91,535      $ 7,984       8.72%
     Commercial real estate loans                    14,045        1,338        9.52
     Commercial other                                 4,468          395        8.84
     Consumer loans                                  18,563        1,793        9.66
                                                     ------        -----
         Total loans                                128,611       11,510        8.95

Mortgage-backed securities and CMO's                 44,793        3,072        6.86
Investment securities                                   896           65        7.25
Interest-bearing deposits                             4,593          193        4.20
Other earning assets                                  1,102           81        7.35
                                                      -----           --
     Total interest-earning assets                  179,995       14,921        8.29

Non-interest-earning assets:
     Office properties and equipment,
         Net                                          4,048
     Real estate, Net                                    20
     Other non-interest-earning assets                5,339
                                                      -----
         Total assets                              $189,402
                                                   ========

Interest-bearing liabilities:
     Savings                                         23,482          622        2.65
     Negotiable order of withdrawal
         ("NOW") accounts                            28,412          468        1.65
     Certificates of deposit                        102,721        5,679        5.53
                                                    -------        -----        ----
         Total deposits                             154,615        6,769        4.38

Other interest-bearing liabilities                   12,531          656        5.24
                                                     ------          ---
     Total interest-bearing liabilities             167,146        7,425        4.44
                                                   --------

Non-interest-bearing liabilities:
     Non-interest-bearing deposits                    1,186
     Other liabilities                                1,827
                                                      -----
         Total liabilities                          170,159
     Stockholders' equity                            19,243
                                                     ------
         Total liabilities and stock-
                  holders' equity                  $189,402
                                                   ========

Average Balance Sheets Continued


                                                            1998                                       1997
                                                            ----                                       ----
                                             Average    Interest and                     Average   Interest and
                                             Balance      Dividends    Yield/Cost         Balance    Dividends    Yield/Cost
                                             ---------  ------------  ----------        ---------- ------------  ----------
                                                                                              (Dollars in Thousands)

Net interest income                                          $11,681                                     $8,900
                                                        ============                               ============

Interest rate spread                                                       3.35%                                       3.57%
                                                                      ==========                                 ==========

Net interest margin                                                        3.85%                                       3.96%
                                                                      ==========                                 ==========

Ratio of average interest-earning
     assets to average interest-
     bearing liabilities                                                  112.57%                                    109.36%
                                                                      ==========                                 ==========

                                                           1996
                                                           ----
                                             Average     Interest and
                                             Balance      Dividends    Yield/Cost
                                             --------    -----------   ----------

Net interest income                                           $7,496
                                                         ===========

Interest rate spread                                                       3.85%
                                                                     ==========

Net interest margin                                                        4.16%
                                                                     ==========

Ratio of average interest-earning
     assets to average interest-
     bearing liabilities                                                 107.69%
                                                                     ==========


(1) Excludes interest on loans 90 days or more past due.

Rate/Volume Analysis

The following table sets forth the effects of changing rates and volumes on net interest income of the Company. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume); (iii) changes in rate/volume (change in rate by change in volume); and (iv) the net change (the sum of the prior columns).


                                                Years Ended September 30, 1998                   Years Ended September 30, 1997,
                                                Compared to September 30, 1997,                  Compared to September 30, 1996,
                                                  Increase (Decrease) Due to                       Increase (Decrease) Due to
                                           ------------------------------------------        ---------------------------------------
                                                                  Rate/                                              Rate/
                                            Volume      Rate      Volume      Net             Volume      Rate      Volume   Net
                                            ------      ----      ------      ---             ------      ----      ------   ---
                                                                               (Dollars in Thousands)
Interest-earning assets:
     Mortgage loans                          $1,781     $<144>      $<26>     $1,611           $2,311     $<392>    $<113>   $1,806
     Commercial real estate                     532       261         66         859              862       <60>      <39>      763
     Commercial other                           318       <35>       <18>        265              146        38        14       198
     Consumer loans                             300      <143>       <23>        134              <78>      216        <9>      129
                                                ---      -----       ----        ---             ----       ---       ---       ---
         Total loans                          2,931       <61>        <1>      2,869            3,241      <198>     <147>    2,896
     Mortgage-backed securities and CMO's     1,170      <198>       <70>        902              263       <30>       <2>      231
     Investment securities                      948        25         70       1,043              320        <8>      <38>      274
     Interest-earning deposits                  675        <7>       <20>        648               <5>       65        <2>       58
     Other interest-earning assets               79         0          0          79               16         0         0        16
                                                 --         -          -                          --         -          -        --

     Total net change in income on
         interest-earning assets              5,803      <241>       <21>      5,541            3,800      <143>     <182>    3,475
                                              -----      -----       ----      -----            -----      -----     -----    -----

     Interest-bearing liabilities:
         Savings accounts                        68       <19>        <2>         47              <15>      <18>        0       <33>
         NOW accounts                           144       <39>       <10>         95              112       <25>       <6>       81
         Certificates of deposit                631        10          1         642            1,144       131        26     1,301
                                                ---        --          -         ---            -----       ---        --     -----

     Total deposits                             843       <48>       <11>        784            1,241        88        20     1,349
                                                ---       ----       ----        ---            -----        --        --     -----

     Other interest-bearing liabilities       2,347      <137>      <234>      1,976              648        37        37       722
                                              -----      -----      -----      -----              ---        --        --       ---
     Total net change in expense on
         interest-bearing liabilities         3,190      <185>      <245>      2,760            1,889       125        57     2,071
                                              -----      -----      -----      -----            -----       ---        --     -----

     Net change in net interest income       $2,613     $ <56>      $224     $2,781           $1,911     <$268>    <$239>   $1,404
                                           =========  =========  =========  =========         ========   ========  =======  ========

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

The Company's primary sources of funds are deposits, repayment of loan principal, and repayment of mortgage backed securities and CMOs, and, to a lesser extent, maturities of investment securities, and short-term investments and operations. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan repayments are more influenced by interest rates, general economic conditions, and competition. The Company attempts to price its deposits to meet its asset/liability objectives consistent with local market conditions. Excess balances are invested in overnight funds. In addition, the Company is eligible to borrow funds from the FHLB of Atlanta. Under OTS regulations, a member thrift institution is required to maintain an average daily balance of liquid assets (cash, certain time deposits and savings accounts, bankers' acceptances, and specified U. S. government, state or federal agency obligations and certain other investments) equal to a monthly average of not less than a specified percentage of its net withdrawable accounts plus short-term borrowings. This liquidity requirement, which is currently 4.0%, may be changed from time to time by the OTS to any amount within the range of 4.0% to 10.0%, depending upon economic conditions and the savings flow of member associations. Monetary penalties may be imposed for failure to meet liquidity requirements. The liquidity of the Company at September 30, 1998, was 21.6%.

The primary investing activity of the Company is lending. During the year ended September 30, 1998, the Company originated $49.9 million of loans and sold $28.5 million. The Company also purchased $54.0 million of loans. The retained originations were primarily funded by increases in deposits, principal repayments of loans and mortgage-backed securities and CMO's, FHLB Advances, and securities sold under agreements to repurchase.

Liquidity management is both a short and long-term responsibility of the Company's management. The Company adjusts its investments in liquid assets based upon management's assessment of (i) expected loan demand, (ii) projected loan sales, (iii) expected deposit flows, (iv) yields available on interest-bearing deposits, and (v) liquidity of its asset/liability management program. Excess liquidity is generally invested in interest-bearing overnight deposits and other short-term government and agency obligations. If the Company requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the FHLB and collateral eligible for repurchase agreements.

The Company anticipates that it will have sufficient funds available through normal loan repayments to meet current loan commitments. At September 30, 1998, the Company had outstanding commitments to originate loans of approximately $22.9 million.

Certificates of deposit scheduled to mature in one year or less at September 30, 1998, totaled $96.9 million. Based upon management's experience and familiarity with the customers involved and the Company's pricing policy relative to that of its perceived competitors, management believes that a significant portion of such deposits will remain with the Company.

The Company plans to repurchase up to 1,141,523 shares of its common stock during the first six months of fiscal year 1999. At approximately $20.00 per share, up to $23 million may be required to support the repurchase. The Company intends to fund the repurchase program through liquidation of some of its interest earning assets and may borrow funds from outside sources.


YEAR 2000 ISSUES
----------------

The Company is a user of computers, computer software and equipment utilizing embedded microprocessors that will be effected by the year 2000 issue. The year 2000 issue exists because many computer systems and applications use two-digit date fields to designate a year. As the century date change occurs, date-sensitive systems may recognize the year 2000 as 1900, or not at all. This inability to recognize or properly treat the year 2000 may cause erroneous results, ranging from system malfunctions to incorrect or incomplete processing.

The Company's year 2000 committee consists of the Information Services Steering Committee consisting of a representative of each user department. The committee coordinator makes a quarterly or, as major events are completed, progress report to the Board of Directors. The committee has developed and is implementing a comprehensive plan to make all information and non-information technology assets year 2000 compliant. The plan is comprised of the following phases:

     1. Awareness - Educational initiatives on year 2000 issues and concerns. This phase is ongoing, especially as it relates to informing customers of the Company's year 2000 preparedness.

     2. Assessment - Inventory of all technology assets and identification of third-party vendors and service providers. This phase was completed as of September 30, 1997.

     3. Renovation - Review of vendor and service providers responses to the Company's year 2000 inquiries and development of a follow-up plan and timeline. This phase will be completed as of December 31, 1998.

     4. Validation - Testing all systems and third-party vendors for year 2000 compliance. The Company is currently in this phase of its plan. A third-party service bureau processes all customer transactions and has completed upgrades to its systems to be year 2000 compliant. The Company will test the third party systems by reviewing the results of transactions at six different test dates before and after the year 2000 date change covering all of the applications used by the Company. Testing was completed on mission critical systems as of December 10, 1998. In the event that testing reveals that the third party systems are not year 2000 compliant, the Company's service bureau intends to either transfer the Company to other systems that are year 2000 compliant or provide additional resources to resolve the year 2000 issues. Other parties whose year 2000 compliance may effect the Company include the FHLB-Atlanta, brokerage firms, the operator of the Company's ATM network, and the Company's pension plan administrator. These third parties have indicated their compliance or intended compliance. Where it is possible to do so, the Company has scheduled testing with these third parties. Where testing is not possible, the Company will rely on certifications from vendors and service providers.

     5. Implementation - Replacement or repair of non-compliant technology. As the Company progresses through the validation phase, the Company expects to determine necessary remedial actions and provide for their implementation. The Company has already implemented a new year 2000 compliance computerized teller system and has verified the year 2000 compliance of its computer hardware and other equipment containing embedded microprocessors. The Company's plan provides for year 2000 readiness to be completed by June 30, 1999.

The Company estimates its total cost to replace computer equipment, software programs or other equipment containing embedded microprocessors that were not year 2000 compliant to be $150,000, of which $82,235 has been incurred as of September 30, 1998. System maintenance or modification costs are charged to expense as incurred, while the cost of new hardware, software or other equipment is capitalized and amortized over their estimated useful lives. The Company does not separately track the internal costs and time that its own employees spend on year 2000 issues, which are principally payroll costs.

Because the Company depends substantially on its computer systems and those of third parties, the failure of these systems to be year 2000 compliant could cause substantial disruption of the Company's business and could have a material adverse financial impact on the Company. Failure to resolve year 2000 issues presents the following risks to the Company: (1) the Company could lose customers to other financial institutions, resulting in a loss of revenue, if the Company's third party service bureau is unable to properly process customer transactions; (2) governmental agencies, such as the Federal Home Loan Bank, and correspondent institutions could fail to provide funds to the Company, which could materially impair the Company's liquidity and affect the Company's ability to fund loans and deposit withdrawals; (3) concern on the part of depositors that year 2000 issues could impair access to their deposit account balances could result in the Company experiencing deposit outflows prior to December 31, 1999; and (4) the Company could incur increased personnel costs if additional staff is required to perform functions that inoperative systems would have otherwise performed. Management believes that it is not possible to estimate the potential lost revenue due to the year 2000 issue, as the extent and longevity of any potential problem cannot be predicted. Because substantially all of the Company's loan portfolio consists of loans to individuals rather than commercial enterprises, management believes that year 2000 issues will not impair the ability of the Company's borrowers to repay their debt.

There can be no assurances that the Company's year 2000 plan will effectively address the year 2000 issue, that the Company's estimates of the timing and costs of completing the plan will ultimately be accurate or that the impact of any failure of the Company or its third-party vendors and service providers to be year 2000 compliant will not have a material adverse effect on the Company's business, financial condition or results of operations.

MARKET RISK AND ASSET AND LIABILITY MANAGEMENT
----------------------------------------------

Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises principally from interest rate risk inherent in its lending, investment, deposit and borrowing activities. Management actively monitors and manages its interest rate risk exposure. Although the Company manages other risks such as credit quality and liquidity risk in the normal course of business, management considers interest rate risk to be its most significant market risk that could potentially have the largest material effect on the Company's financial condition and results of operations. Other types of market risks such as foreign currency exchange rate risk and commodity price risk, do not arise in the normal course of the Company's business activities.

The Company's profitability is affected by fluctuations in market interest rates. Management's goal is to maintain a reasonable balance between exposure to interest rate fluctuations and earnings. A sudden and substantial increase in interest rates may adversely impact the Company's earnings to the extent that the interest rates on interest-earning assets and interest-bearing liabilities do not change at the same rate, to the same extent or on the same basis. The Company monitors the impact of changes in interest rates on its net interest income using a test that measures the impact on net interest income and net portfolio value of an immediate change in interest rates in 100 basis point increments. Net portfolio value is defined as the net present value of assets, liabilities and off-balance sheet contracts. At September 30, 1998, the Company's calculations based on the information and assumptions produced for the analysis, suggested that a 200 basis point increase in rates would increase net interest income over a 12-month period by 2.0% and reduce net portfolio value by 6.0% while a 200 basis point decline in rates would decrease net interest income over a 12-month period by 5.0% and increase net portfolio value by 3.0% in the same period.

The following table is provided to the Company by the OTS and illustrates the percent change in Net Present Value (NPV) as of September 30, 1998, based on OTS assumptions. No effect has been given to any steps that the Company may take to counteract the effect of the interest rate movements presented in the table.

                                                                            NPV AS PERCENT OF
                     NET INTEREST INCOME       NET PORTFOLIO VALUE       PRESENT VALUE OF ASSETS
                     --------------------  ----------------------------  ------------------------
                                               Increase <Decrease>

BASIS POINTS (BP)                                                                     BASIC POINT
CHANGE IN RATES      AMOUNT    % CHANGE    AMOUNT   $ CHANGE   % CHANGE  NPV RATIO    CHANGE
400 bp               $10,719        0%     $46,743  <$13,028>     <22%>     14.55 %        <282>
300 bp                10,950        2       51,496    <8,275>      <14>     15.69          <168>
200 bp                10,901        2       56,405    <3,365>       <6>     16.82           <55>
100 bp                10,719        0       59,399      <372>       <1>     17.43             5
  0 bp                10,696        0       59,771                          17.37
(100 bp)              10,150       <5>      61,388     1,618         3      17.59            22
(200 bp)              10,175       <5>      61,774     2,003         3      17.55            18
(300 bp)               9,672      <10>      63,273     3,502         6      17.77            39
(400 bp)               9,064      <15>      64,810     5,039         8      17.98            61

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Furthermore, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates likely could deviate significantly from those assumed in calculating the table. Therefore, the data presented in the table should not be relied upon as necessarily indicative of actual results.

Interest Sensitive Asset and Liability Maturity Table

The following table presents the Company's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments' fair values at September 30, 1998. Certain assumptions about loan prepayment rates and deposit decay rates, among others, were utilized in the preparation of the table. There are shortcomings inherent in this method of analysis. For example, although a financial instrument may have a similar maturity or remaining term to repricing as another financial instrument, the two may react differently to changes in market interest rates. In the event of changes in interest rates, prepayments and withdrawals would likely deviate significantly from those assumed in the data underlying the table. (Dollar amounts in the table are in thousands.)

                                                                                         After 3
                                                      Average      Within   1 Year to   Years to    Beyond               Fair
                                                      -------
                                                        Rate      One Year   3 Years     5 Years    5 Years   Total      Value
                                                        ----      --------   -------     -------    -------   -----      -----
Interest-sensitive assets:
       Loans receivable, net of loans in process
            and deferred loan fees                     8.31%    $140,721   $52,190     $14,546    $12,439   $219,896  $220,019
       Investment securities                            7.28         500         -           -     22,801     23,301    23,301
       Mortgage-backed securities                       6.98      35,002     9,388       8,067     21,476     73,933    73,933
       FHLB stock                                       7.25       3,289         -           -          -      3,289     3,289
       FHLB overnight interest-bearing deposits         5.75       3,444         -           -          -      3,444     3,444

Interest-sensitive liabilities:
       Interest bearing checking accounts               2.28       9,981    12,745       2,072     10,998     35,796    35,866
       Savings accounts                                 2.61       9,816     7,123       3,960      4,305     25,204    25,227
       Certificates of deposits                         5.59      96,866    34,348         379          -    131,593   131,511
       Advances from the FHLB                           5.02      16,000         -       5,000     35,000     56,000    55,357
       Securities sold under agreement                  5.54         174    10,000      10,000          -     20,174    20,244

Off balance sheet items:
       Commitments to extend credit                     7.33      22,917         -           -          -     22,917    22,917
       Unused lines of credit                           9.03      20,502         -           -          -     20,502    20,502
       Loans in process                                 8.33      15,093         -           -          -     15,093    15,093

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS
----------------------------------------

Reporting Comprehensive Income
------------------------------

The Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income," in June 1997. The purpose of SFAS 130 is to address concerns over the practice of reporting elements of comprehensive income directly in equity. This SFAS requires all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed in equal prominence with the other financial statements. This statement is effective for periods beginning after December 15, 1997. Comparative financial statements are required to be reclassified to reflect the provisions of this statement. The Company will adopt the provisions of this SFAS beginning with the quarter ending December 31, 1998.


Disclosures about Segments of an Enterprise and Related Information
-------------------------------------------------------------------

The FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in June 1997. This statement applies to all public entities. The provisions of SFAS 131 require certain disclosures regarding material industry segments within an entity. Due to the Company's structure, SFAS 131 is not expected to have a material impact.


Employers' Disclosures about Pensions and Other Postretirement Benefits
-----------------------------------------------------------------------

In February 1998, the FASB issued SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". The new statement revises required disclosures for employee benefit plans, but does not change the measurement or recognition of such plans. While the new standard requires some additional information about benefit plans, it helps preparers of financial statements by eliminating certain disclosures and by standardizing the disclosures for pensions and other Post-retirement benefits to the extent practicable. SFAS 132 supersedes the disclosure requirements in SFAS 87, "Employers' Accounting for Pensions", SFAS 88, "Employers Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", and SFAS 106 "Employers Accounting for Postretirement Benefits Other than Pensions". The new disclosures are effective for fiscal years beginning after December 15, 1997. The adoption of SFAS will not have a material impact on the financial statements of the Company due to the disclosure only requirements.


Accounting for Derivative Instruments and Hedging Activities
------------------------------------------------------------

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes new accounting and reporting requirements for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. The standard requires all derivatives to be measured at fair value and recognized as either assets or liabilities in the statement of condition. Under certain conditions, a derivative may be specifically designated as a hedge. Accounting for the changes in fair value of a derivative depends on the intended use of the derivative. Adoption of this standard is required for all fiscal years and quarters beginning after June 15, 1999. Because the Company has a limited use of derivative transactions, management does not expect that this standard would have a material effect on the Company's financial statements.


Accounting for Mortgage-Backed Securities Retained after the Securitization of
------------------------------------------------------------------------------
Mortgage Loans Held for Sale by a Mortgage Banking Enterprise
-------------------------------------------------------------

In October 1998, FASB issued SFAS No. 134 "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise" which is effective for the first fiscal quarter beginning after December 15, 1998. This statement conforms the subsequent accounting for securities retained after the securitization of mortgage loans by a mortgage banking enterprise with the subsequent accounting for securities retained after the securitization of other types of assets by a non-mortgage banking enterprise. The adoption of this standard is not expected to have a material effect on the Company's financial statements.


Accounting for Costs of Computer Software Developed or Obtained for Internal Use
--------------------------------------------------------------------------------

In March 1998, the Accounting Standards of the Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1) provides guidance as to when it is or is not appropriate not to capitalize the cost of software developed or obtained for internal use. SOP 98-1 is effective for fiscal years beginning after December 15, 1998, with early adoption encouraged. The adoption of SOP 98-1 will not have a material effect on the Company's financial statements.


Effect of Inflation and Changing Prices
---------------------------------------

The Consolidated Financial Statements and related financial data presented herein have been prepared in accordance with Generally Accepted Accounting Principles ("GAAP") which require the measurement of financial position and operating results in terms of historical dollars, without considering the changes in relative purchasing power of money over time due to inflation. The primary impact of inflation on operations of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

CHANGE IN INDEPENDENT AUDITORS
------------------------------

On May 18, 1998, the Company's Board of Directors, at the recommendation of its Audit Committee, terminated the engagement of KPMG Peat Marwick LLP, Greenville, South Carolina, as the Company's certifying accounts.

On May 18, 1998, the Company's Board of Directors, at the recommendation of its Audit Committee, engaged Elliott, Davis & Company, LLP, Greenville, South Carolina, as the Company's certifying accountants. The Company has not consulted with Elliott, Davis & Company, LLP during its two most recent fiscal years nor during any subsequent interim period prior to its engagement regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, or regarding the reportable condition set forth below.

The report of KPMG Peat Marwick LLP on the Company's financial statements for either of the last two fiscal years did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company's two most recent fiscal years and subsequent interim periods preceding the date of termination of the engagement of KPMG Peat Marwick LLP, the Company was not in disagreement with KPMG Peat Marwick LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of KPMG Peat Marwick LLP, would have caused KPMG Peat Marwick LLP to make reference to the subject matter of the disagreement in connection with its report. In a letter dated June 1, 1998, KPMG Peat Marwick noted its agreement with the Company's reported statements with respect to the change in auditors.

         [LETTERHEAD OF ELLIOTT, DAVIS & COMPANY, L.L.P. APPEARS HERE]


              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Board of Directors
SOUTHBANC, INC. AND SUBSIDIARY
Anderson, South Carolina

     We have audited the accompanying consolidated balance sheet of SOUTHBANC, INC. AND SUBSIDIARY as of September 30, 1998, and the related consolidated statements of income, shareholder's equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statement based on our audit. The consolidated financial statements of SouthBanc, shares Inc. and Subsidiary as of September 30, 1997 and for the years ended September 30, 1997 and 1996 were audited by other auditors whose report, dated November 7, 1997, expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SOUTHBANC SHARES, INC. AND SUBSIDIARY as of September 30, 1998 and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


                                         /s/ Elliott, Davis & Company, LLP

Elliott, Davis & Company, L.L.P.
Greenville, South Carolina
November 20, 1998

                      SOUTHBANC SHARES, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                                                                                       September 30,
------------------------------------------------------------------------------------------------------------------------------------
                                                                                             1998                     1997
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
------

Cash and cash equivalents                                                              $   21,197,419           $  13,499,332
Investment securities available for sale                                                   23,300,684              11,325,700
Federal Home Loan Bank stock, at cost                                                       3,289,200               1,650,000
Mortgage-backed securities available for sale                                              73,933,292              35,862,700
Loans receivable, (net of allowance for loan losses of
          $2,374,044 at September 30, 1998 and $1,886,243 at
          September 30, 1997)                                                             219,896,116             178,772,266
Investment in limited partnership                                                             825,373               5,003,835
Real estate acquired in settlement of loans                                                    88,965                 162,776
Real estate held for development                                                            1,909,394               2,284,038
Premises and equipment, net                                                                 6,350,491               6,294,465
Accrued interest receivable
          Loans receivable                                                                  1,697,058               1,330,255
          Mortgage-backed and other securities                                                527,823                 238,186
Cash surrender value of life insurance                                                      7,473,136                       -
Other                                                                                       2,039,982                 569,787
                                                                                       --------------           -------------

                       Total Assets                                                    $  362,528,933           $ 256,993,340
                                                                                       ==============           =============

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

Deposits                                                                               $  207,790,775           $ 201,001,858
Advances from the Federal Home Loan Bank ("FHLB")                                          56,000,000              15,000,000
Securities sold under agreements to repurchase                                             20,173,933                       -
Advance payments by borrowers for property taxes and
     insurance                                                                                333,681                 396,886
Accrued interest payable                                                                    1,418,770               1,362,483
Accrued expenses and other liabilities                                                      2,404,448               8,630,370
                                                                                       --------------           -------------
                       Total Liabilities                                                  288,121,607             226,391,597
                                                                                       --------------           -------------

Commitments and contingencies - Note 17

STOCKHOLDERS' EQUITY
--------------------

Common stock  ($0.01  par  value;  authorized  7,500,000  shares;  issued and outstanding  4,306,410  shares at September 30, 1998. $1.00 par value;
       authorized  20,000,000 shares; issued and outstanding 1,508,873 shares
       at September 30, 1997)                                                                  43,064               1,508,873
Additional paid-in capital                                                                 57,470,324              11,651,917
Retained earnings, restricted                                                              18,154,380              18,381,766
Unrealized gain on securities available for sale, net                                         180,009                 188,423
Indirect guarantee of ESOP debt                                                              <711,140>               <804,024>
Deferred compensation for Management
          Recognition Plan (MRP)                                                             <729,311>               <325,212>
                                                                                       --------------          --------------
                       Total stockholders' equity                                          74,407,326                <325,212>
                                                                                       --------------          --------------

                       Total liabilities and stockholders' equity                      $  362,528,933          $  256,993,340
                                                                                       ==============          ==============

See accompanying notes to consolidated financial statements.

                      SouthBanc Shares, Inc. and Subsidiary
                        Consolidated Statements of Income

                                                                               For The Years Ended September 30,
---------------------------------------------------------------------------------------------------------------------------------
                                                                      1998                1997                     1996
---------------------------------------------------------------------------------------------------------------------------------
Interest Income:
     Loans                                                      $  17,275,097        $  14,406,160            $  11,510,222
     Mortgage-backed securities                                     4,204,475            3,302,541                3,071,524
     Other investments                                              2,457,233              687,736                  339,222
                                                                -------------        ------------            -------------
         Total interest income                                     23,936,805           18,396,437               14,920,968
                                                                -------------        -------------            -------------

Interest expense:
     Interest on deposits:
         Transaction accounts                                         642,545              547,795                  467,395
         Passbook accounts                                            637,206              590,738                  622,008
         Certificate accounts                                       7,622,013            6,979,888                5,679,186
                                                                -------------        -------------            -------------
         Total interest on deposits                                 8,901,764            8,118,421                6,768,589

     Interest on borrowings                                         3,353,810            1,377,960                  656,203
                                                                -------------        -------------            -------------
         Total interest expense                                    12,255,574            9,496,381                7,424,792
                                                                -------------        -------------            -------------

Net interest income                                                11,681,231            8,900,056                7,496,176
Provision for loan losses                                             606,500              655,000                  349,250
                                                                -------------        -------------            -------------
Net interest income after provision for
     loan losses                                                   11,074,731            8,245,056                7,146,926
                                                                -------------        -------------            -------------
Other income:
     Loan and deposit account service charges                       2,295,710           1,526,208                1,268,722
     Gain (Loss) on sale of investments                               177,388            <307,534>                   53,963
     Gain on sale of real estate acquired in
         settlement of loans                                           45,570               19,894                   79,034
     Gain (Loss) on sale of loans, net                                 20,797               12,509                  <23.328>
     Gain on sale of real estate held for
         development                                                  114,716              298,731                        -
     Gain (Loss) on sale of premises and
         equipment                                                     <4,161>            <191,894>                  23,724
     Other                                                          1,110,592              497,042                  525,221
                                                                -------------        -------------            -------------
         Total other income                                         3,760,612            1,854,956                1,927,336
                                                                -------------        -------------            -------------

Loss reserve on limited partnership                                 4,500,000                    -                        -

General and administrative expenses:
     Salaries and employee benefits                                 4,294,678            3,926,888                3,056,726
     Occupancy                                                        509,465              486,776                  386,796
     Furniture and equipment expense                                1,011,422              746,182                  542,481
     FDIC insurance premiums                                          132,163              151,903                1,292,262
     Advertising                                                      247,081              351,694                  390,721
     Data processing                                                  442,664              299,951                  237,980
     Office supplies                                                  328,981              386,525                  332,794
     Other                                                          1,558,150            1,095,927                  654,304
                                                                -------------        -------------            -------------
         Total general and administrative expenses                  8,524,604            7,445,846                6,894,064
                                                                -------------        -------------            -------------

Income before income taxes                                          1,810,739            2,654,166                2,180,198
Income taxes                                                          548,696              925,803                  755,811
                                                                -------------        -------------            -------------
Net income                                                      $   1,262,043        $   1,728,363            $   1,424,387
                                                                =============        =============            =============

Basic earnings per share                                        $        0.29        $        0.40            $        0.33
                                                                =============        =============            =============
Diluted earnings per share                                      $        0.29        $        0.40            $        0.33
                                                                =============        =============            =============
Weighted average shares outstanding:
     Basic                                                          4,304,591            4,293,643                4,290,580
                                                                =============        =============            =============
     Diluted                                                        4,406,381            4,322,815                4,315,880
                                                                =============        =============            =============

See accompanying notes to consolidated financial statements.

                     SouthBanc Shares, Inc. and Subsidiary

                Consolidated Statements of Stockholders' Equity

                Years Ended September 30, 1998, 1997, and 1996


                                                                                         Unrealized
                                                                                         Gain (Loss)
                                                                                             on            Indirect
                                                                                         Securities       Guarantee      Deferred
                                                        Additional      Retained         Available           of        Compensation
                                             Common      Paid-in        Earnings         for Sale           ESOP           for
                                             Stock       Capital       Restricted       Net of Taxes        Debt           MRP
                                          ----------  ------------   --------------   -----------------  ------------  -----------
Balance at September 30, 1995             $1,504,601  $   852,966     $ 16,501,904       <$609,255>        <$6,710>      <$11,520>

Change in unrealized loss on
     securities, net                               -            -                -        <207,600>              -              -
Reduction of ESOP debt                             -            -                -               -           6,710              -
Earned portion of MRP                              -            -                -               -               -         11,520
Dividends on common stock                          -            -         <319,022>              -               -              -
Sale of common stock (less
     offering expenses of
     of $417,536                                   -   10,843,713                -               -               -              -
Indirect guarantee of ESOP
     debt                                          -            -                -               -        <900,900>             -
Net income                                         -            -        1,424,387               -               -              -
                                          ----------  ------------     ------------   -------------    ------------    ----------

Balance at September 30, 1996              1,504,601   11,696,679       17,607,269        <816,855>       <900,900>             -

Change in unrealized loss on
     securities, net                               -            -                -       1,005,278               -              -
Exercise of stock options                      4,272       38,448                -               -               -              -
Reduction of ESOP debt                             -            -                -               -          96,876              -
ESOP expense                                       -       32,152                -               -               -              -
Purchase of common stock
     for MRP                                       -            -                -               -                -      <404,093>
Earned portion of MRP                              -            -                -               -                -        78,881
Dividends on common stock                          -            -         <953,866>              -                -             -
Offering expenses for the sale of
     common stock                                  -     <115,362>               -               -                -             -
Net income                                         -            -        1,728,363               -                -             -
                                          ----------  ------------     ------------   -------------    ------------    ----------

Balance at September 30, 1997              1,508,873   11,651,917       18,381,766         188,423         <804,024>     <325,212>

Change in unrealized gain on
     securities, net                               -            -                -          <8,414>               -             -
Exercise of stock options                      1,317       31,937
Reduction of ESOP debt                             -            -                -               -           92,884             -
ESOP expense                                       -      187,592                -               -                -             -
Purchase of common stock
     for MRP                                       -            -                -               -                -      <616,558>
Earned portion of MRP                              -            -                -               -                -       212,459
Dividends on common stock                          -            -       <1,489,429>              -                -             -
Sale of common stock (less
     offering expenses of
     $1,494,488)                              22,813   44,108,939
Par value                                 <1,489,939>   1,489,939
Net income                                         -            -        1,262,043               -                -             -
                                          ---------- ------------     ------------   -------------     ------------    ----------

Balance at September 30, 1998             $   43,064  $57,470,324     $18,154,380       $  180,009        <$711,140>    <$729,311>
                                          ========== ============     ============   =============     ============    ==========


                                                 Total
                                            ---------------
Balance at September 30, 1995                $  18,231,986

Change in unrealized loss on
     securities, net                              <207,600>
Reduction of ESOP debt                               6,710
Earned portion of MRP                               11,520
Dividends on common stock                         <319,022>
Sale of common stock (less
     offering expenses of
     of $417,536                                10,843,713
Indirect guarantee of ESOP
     debt                                         <900,900>
Net income                                       1,424,387
                                            --------------

Balance at September 30, 1996                   29,090,794

Change in unrealized loss on
     securities, net                             1,005,278
Exercise of stock options                           42,720
Reduction of ESOP debt                              96,876
ESOP expense                                        32,152
Purchase of common stock
     for MRP                                      <404,093>
Earned portion of MRP                               78,881
Dividends on common stock                         <953,866>
Offering expenses for the sale of
     common stock                                 <115,362>
Net income                                       1,728,363
                                            --------------

Balance at September 30, 1997                   30,601,743

Change in unrealized gain on
     securities, net                                <8,414>
Exercise of stock options                           33,254
Reduction of ESOP debt                              92,884
ESOP expense                                       187,592
Purchase of common stock
     for MRP                                      <616,558>
Earned portion of MRP                              212,459
Dividends on common stock                       <1,489,429>
Sale of common stock (less
     offering expenses of
     $1,494,488)                                44,131,752
Par value                                                -
Net income                                       1,262,043
                                            --------------

Balance at September 30, 1998                  $74,407,326
                                            ==============

                     SouthBanc Shares, Inc. and Subsidiary
                     Consolidated Statements of Cash Flows

                                                                                    For The Years Ended September 30,
------------------------------------------------------------------------------------------------------------------------------------
                                                                           1998                   1997                   1996
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net income                                                         $1,262,043            $1,728,363             $1,424,387
     Adjustments to reconcile net income to net
         cash provided by operating activities:
             Depreciation                                                  843,389               839,742                476,123
             Amortization (accretion), net                                <768,076>             <136,529>               121,183
             Provision for loan losses                                     606,500               655,000                349,250
             Loss <earnings>on investment in limited
                 partnership                                             4,359,587              <184,960>                     -
             <Gain>loss on sale of investments, net                       <177,388>              307,534                <53,963>
             Gain on sale of real estate                                   <45,570>              <19,894>               <79,034>
             Loss (Gain) on sale of loans, net                             <20,797>              <12,509>                23,328
             Gain on sale of real estate held for
                 development                                              <114,716>                    -                      -
             Loss (Gain) on sale of premises and
                 equipment                                                   4,161               191,894                <26,096>
             Deferred compensation                                         395,941               111,033                 11,520
             Increase in accrued interest
                 receivable and other assets                            <2,126,635>              <46,895>              <789,076>
             Increase (Decrease) in other liabilities                     <986,822>            5,656,419              1,190,696
                                                                -------------------    ------------------    -------------------
                 Net cash provided by operating activities               3,231,617             9,089,198              2,648,318
                                                                -------------------    ------------------    -------------------

Cash flows from investing activities:
     Increase in loans receivable, net                                 <21,497,351>          <12,676,474>           <18,966,369>
     Purchases of loans receivable                                     <54,055,109>          <31,960,810>           <18,242,510>
     Purchase of mortgage-backed securities                            <80,440,920>          <18,760,688>                     -
     Purchases of investment securities                                <26,071,961>          <11,181,806>            <2,488,144>
     Purchase of investments in limited partnership                       <181,125>           <4,818,875>                     -
     Purchase of life insurance                                         <7,390,000>                    -                      -
     Purchases of FHLB stock                                            <2,442,100>           <1,306,300>              <398,300>
     Purchase of premises and equipment                                   <924,376>           <2,281,841>            <1,558,569>
     Sales of loans receivable                                          28,516,313             5,746,769              9,555,720
     Proceeds from redemption of FHLB stock                                802,900               650,000              1,804,600
     Principal repayments on mortgage-backed securities                 19,316,915             4,412,449              2,967,619
     Proceeds from maturities of investment securities                  14,710,657             2,550,000                800,000
     Proceeds from sale of mortgage-backed securities,
         available for sale                                             22,844,186            22,570,776              2,922,009
     Proceeds from sale of investment securities,
         available for sale                                                430,298                     -                      -
     Proceeds from the sale of premises and                                 20,800                     -                 91,096
         equipment
     Proceeds from sale of real estate owned                               282,325                95,186                120,959
     Proceeds from sale of real estate held for
         development                                                     1,213,625             1,149,353                      -
     Capital improvements of real estate held for
         development                                                      <724,265>           <2,027,247>            <1,406,144>
                                                                -------------------    ------------------    -------------------
                 Net cash used in investing activities                <105,589,188>          <47,839,508>           <24,798,033>
                                                                -------------------    ------------------    -------------------

                                   Continued

                     SouthBanc Shares, Inc. and Subsidiary
                     Consolidated Statements of Cash Flows

                                                                                         For The Years Ended September 30,
------------------------------------------------------------------------------------------------------------------------------------
                                                                                  1998                 1997              1996
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Increase in deposit accounts                                                 6,788,917            40,758,235        10,926,744
   Proceeds from FHLB Advances                                                153,813,120            68,000,000        61,000,000
   Repayment of FHLB Advances                                                <112,813,120>          <69,000,000>      <53,000,000>
   Proceeds from securities sold under agreements
       to repurchase                                                           20,173,933                     -                 -
   Proceeds from the sale of stock subscriptions                               45,659,494                     -        11,261,250
   Payment of stock offering costs                                             <1,494,488>              <72,642>         <417,536>
   Purchase of stock for MRP                                                     <612,448>             <404,093>                -
   Repayments of ESOP loan                                                         92,884                96,876                 -
   Dividends paid on common stock                                              <1,489,429>             <705,866>         <319,022>
   Decrease in advance payments by borrowers
       for property taxes and insurance                                           <63,205>               <7,436>         <346,858>
                                                                           --------------          ------------      ------------
              Net cash provided by financing activities                       110,055,658            38,665,074        29,104,578

Net increase (decrease) in cash and cash equivalents                            7,698,087               <85,236>        6,954,863

Cash and cash equivalents, beginning of year                                   13,499,332            13,584,568         6,629,705
                                                                           --------------          ------------      ------------

Cash and cash equivalents, end of year                                     $   21,197,419          $ 13,499,332      $ 13,584,568
                                                                           ==============          ============      ============

Supplemental disclosures:
   Cash paid during the year for
       Interest                                                            $   12,199,287          $  9,537,349      $  7,434,366
                                                                           ==============          ============      ============
       Taxes                                                               $    1,668,726          $    641,000      $    745,840
                                                                           ==============          ============      ============

Noncash investing activities:
   Additions to real estate acquired in settlement of loans                $      158,609          $    233,748      $     50,859
                                                                           ==============          ============      ============
   Loans receivable exchanged for mortgage-backed
       securities                                                          $    5,167,985                     -      $  3,061,294
                                                                           ==============          ============      ============
   Change in unrealized net gain (loss) on securities
       available for sale, net of tax                                              <8,414>         $  1,005,278         <$207,600>
                                                                           ==============          ============      ============
   Increase <decrease> in Employee Stock
       Ownership Plan debt guaranteed by the
       Bank                                                                $       92,884              <$96,876>     $    894,160
                                                                           ==============          ============      ============


See accompanying notes to consolidated financial statements.

                            SOUTHBANC SHARES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  Organization and Summary of Significant Accounting Policies
     -----------------------------------------------------------

     In September 1997, SouthBanc Shares, Inc., ("Company"), a Delaware Corporation, was formed at the direction of Perpetual Bank, A Federal Savings Bank, ("Savings Bank") to become the holding company for the Savings Bank in connection with the conversion of the Savings Bank's parent mutual holding company, SouthBanc Shares, M.H.C. ("MHC"), to a stock form of organization. The conversion and reorganization was consummated on April 14, 1998. The Company exchanged 2.85164 shares of its common stock for each outstanding share of Perpetual common stock held by stockholders of the Savings Bank other than the MHC. The additional 2,281,312 shares of common stock were sold at $20.00 per share for gross proceeds of $45,626,240, less offering cost of $1,494,488 resulting in net proceeds of $44,131,752.

     Consolidation
     -------------

     The accompanying consolidated financial statements include the accounts of the Company, the Bank and its wholly owned subsidiaries, United Service of Anderson, Inc. ("USC"), which primarily engages in real estate development, and Mortgage First Service Corporation, which holds an equity investment in a mortgage banking company (collectively the Company). United Service Corporation has a wholly-owned subsidiary, United Investment Services, Inc., which primarily engages in brokerage service. All significant intercompany items and transactions have been eliminated in consolidation.

     Loans Receivable, Net
     ---------------------

     Loans receivable are stated at their unpaid principal balances less the allowance for loan losses, and net of deferred loan origination fees and discounts.

     The Company provides for loan losses on the allowance method. Accordingly, all loan losses are charged to the related allowance and all recoveries are credited to the allowance. Additions to the allowance for loan losses are provided by charges to operations based on various factors which, in management's judgment, deserve current recognition in estimating losses. Such factors considered by management include the market value of the underlying collateral, growth and composition of the loan portfolios, the relationship of the allowance for loan losses to outstanding loans, loss experience, delinquency trends and economic conditions. Management evaluates the carrying value of loans periodically and the allowance is adjusted accordingly. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making evaluations. Allowances for loan

     ----------------------------------------------------------------------

     losses are subject to periodic evaluation by various regulatory authorities and may be subject to adjustment upon their examination.

     Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan", ("SFAS No. 114") requires that creditors value all specifically reviewed loans for which it is probable that the creditors will be unable to collect all amounts due according to the terms of the loan agreement at either the present value of expected cash flows discounted at the loan's effective interest rate, or if more practical, the market price or value of the collateral. If the resulting value of the impaired loan is less than the recorded balance, the impairment must be recognized by creating a valuation allowance for the difference and recognizing a corresponding bad debt expense. SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures", amends SFAS No. 114 to allow a creditor to use existing methods for recognizing interest income on an impaired loan and requires additional disclosures about how a creditor recognizes interest income related to impaired loans. The Company adopted the provisions of SFAS No. 114 and No. 118 effective October 1, 1995. The adoption of these standards required no increase to the reserve for loan losses and had no impact on net income.

     Interest income on loans and lease financing is recorded on the accrual basis. Accrual of interest on loans (including loans impaired under SFAS No. 114) generally is discontinued when the loan is 90 days past due and management deems that collection of additional interest is doubtful. Interest received on nonaccrual loans and impaired loans is generally applied against principal or may be reported as interest income depending on management's judgment as to the collectibility of principal. When borrowers with loans on a nonaccrual status demonstrate their ability to repay their loans in accordance with the contractual terms of the notes, the loans are returned to accrual status.

     The Company provides an allowance for uncollectible interest based on an experience method of anticipated collections. This allowance is netted against accrued interest receivable for financial statement reporting purposes.

     Loan fees and direct incremental costs of originating loans are deferred and amortized over the contractual life of the related loan. The amortization of the net fees or costs are recognized as a yield adjustment using the interest method.

     Loans Held For Sale
     -------------------

     Loans held for sale are accounted for at the lower of aggregate cost or market value.

     ----------------------------------------------------------------------

     Investment and Mortgage-Backed Securities
     ------------------------------------------

     SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. These investments are classified in three categories and are accounted for as follows: (a) debt securities that the Company has the positive intent and ability to hold to maturity are classified as held for investment and reported at amortized cost; (b) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and (c) debt and equity securities not classified as either held for investment securities or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. The Company has no securities classified as held for investment or trading. SFAS No. 115 may cause fluctuations in stockholders' equity based on changes in values of debt and equity securities classified as available for sale.

     Securities classified as available for sale will be considered in the Company's asset/liability management strategies and may be sold in response to changes in interest rates, liquidity needs and/or significant prepayment risk. The cost of investment securities sold is determined by the "identified certificate" method.

     Declines in the fair value of individual securities below their cost that are deemed by management to be other than temporary result in write-downs of the individual securities to their fair value. The write-downs are included in earnings as realized losses.

     At September 30, 1998, the Company had increased stockholders' equity by approximately $180,000 for the unrealized gain, net of income taxes of $86,000, on securities available for sale, and, at September 30, 1997, the Company had increased stockholders' equity by approximately $188,000 for the unrealized gain, net of income taxes of $97,000, on securities available for sale.

     Investment In Limited Partnership
     ---------------------------------

     Investment in limited partnership represents an equity investment in a limited partnership in which the Company owned more than 20 per cent but not in excess of 50 per cent of the limited partnership and is accounted for under the equity method. Accordingly, the Company records 20.625% of the partnership's profits and losses in the consolidated statement of income.

     ----------------------------------------------------------------------

     Real Estate Acquired in Settlement of Loans
     -------------------------------------------

     Real estate acquired in settlement of loans represents real estate acquired through foreclosure and is initially recorded at estimated fair value. Subsequent to acquisition, real estate acquired in settlement of loans is stated at the lower of cost or fair value, less estimated selling costs. Costs related to holding these properties are charged to operations. Market values of real estate acquired in settlement of loans are reviewed regularly and allowances for losses are established when the carrying values of real estate acquired in settlement of loans exceeds fair value less costs to sell.

     Premises and Equipment
     ----------------------

     Premises and equipment are carried at cost less accumulated depreciation. Depreciation is calculated primarily on the straight-line method over the estimated useful lives of the respective assets, five to forty years.

     Securities Sold Under Agreements to Repurchase
     ----------------------------------------------

     The Company enters into sales of securities under agreements to repurchase. Fixed-coupon reverse repurchase agreements are treated as financings, with the obligation to repurchase securities sold being reflected as a liability and the securities underlying the agreements remaining as an asset. The securities are delivered by appropriate entry by the Company's safekeeping agent to the counterparties' accounts. The dealers may have sold, loaned or otherwise disposed of such securities to other parties in the normal course of their operations, and have agreed to resell to the Company substantially identical securities at the maturities of the agreements.

     Income Taxes
     ------------

     The provision for income taxes is based upon income and expense reported for financial statement purposes after adjustment for permanent differences such as tax-exempt interest income.

     When income and expenses are recognized in different periods for financial reporting purposes than for income tax purposes, deferred taxes are provided in recognition of these temporary differences. The Company computes its income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" which requires the use of the liability method to record income taxes. The liability method calculates the effect of tax rates expected to be in

     ----------------------------------------------------------------------

     place when the related temporary differences reverse. Subsequent changes in tax rates will require adjustment to these deferred tax assets and liabilities.

     Stock Based Compensation
     ------------------------

     In 1996, the Company adopted the disclosure provisions of SFAS No. 123 "Accounting for Stock Based Compensation". The statement permits the Company to continue accounting for stock based compensation as set forth in Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees", provided the Company discloses the pro forma effect on net income and earnings per share of adopting the full provisions of SFAS No. 123. Accordingly, the Company continues to account for stock based compensation under APB Opinion 25 and has provided the required pro forma disclosures.

     Earnings Per Share
     ------------------

     In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 specifies the computation, presentation and disclosure requirements for earnings per share (EPS) for entities with publicly held common stock or potential common stock such as options, warrants, convertible securities or contingent stock agreements if those securities trade in a public market. This standard specifies computation and presentation requirements for both basic EPS and, for entities with complex capital structures, diluted EPS. Basic earnings per share is computed by dividing net income by the weighted average common shares outstanding. Diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of options outstanding under the Company's stock option plan is reflected in diluted earnings per share by application of the treasury stock method. SFAS No. 128 is effective for reporting periods ending after December 15, 1997. The Company adopted SFAS No. 128 during the quarter ended December 31, 1997. Accordingly, all prior period earnings per share have been restated for SFAS No. 128.

                                                        For The Years Ended September 30,
                                                        ---------------------------------
                                                           1998           1997         1996
                                                           ----           ----         ----
     Basic weighted average shares outstanding           4,304,591      4,293,643    4,290,580

     Plus stock option incremental shares considered
     outstanding for diluted EPS calculations              101,790         29,172       25,300
                                                         ---------      ---------    ---------

     Diluted Weighted Average Shares Outstanding         4,406,381      4,322,815    4,315,880
                                                         =========      =========    =========

     ----------------------------------------------------------------------

     RECONCILIATION OF THE NUMERATORS AND DENOMINATORS OF THE BASIC AND DILUTED EPS COMPUTATIONS:

                                           FOR THE YEAR ENDED SEPTEMBER 30, 1998
                                           -------------------------------------

                                           INCOME         SHARE        PER SHARE
                                        (NUMERATOR)   (DENOMINATOR)      AMOUNT
                                        -----------   -------------      ------
     Basic EPS                           $1,262,043     4,304,591         $0.29

     Effect of Diluted Securities
     Stock Options                                -       101,790             -
                                         ----------     ---------         -----

     Diluted EPS                         $1,262,043     4,406,381         $0.29
                                         ==========     =========         =====

                                           FOR THE YEAR ENDED SEPTEMBER 30, 1997
                                           -------------------------------------

                                           INCOME         SHARE        PER SHARE
                                        (NUMERATOR)   (DENOMINATOR)      AMOUNT
                                        -----------   -------------      ------
     Basic EPS                           $1,728,363      4,293,643        $0.40

     Effect of Diluted Securities
     Stock Options                                -         29,172            -
                                         ----------      ---------        -----

     Diluted EPS                         $1,728,363      4,322,815        $0.40
                                         ==========      =========        =====

                                           FOR THE YEAR ENDED SEPTEMBER 30, 1996
                                           -------------------------------------

                                           INCOME         SHARE        PER SHARE
                                        (NUMERATOR)   (DENOMINATOR)      AMOUNT
                                        -----------   -------------      ------
     Basic EPS                           $1,424,387      4,290,580       $0.33

     Effect of Diluted Securities
     Stock Options                                -         25,300           -
                                         ----------      ---------       -----

     Diluted EPS                         $1,424,387      4,315,880       $0.33
                                         ==========      =========       =====

     ----------------------------------------------------------------------

     Risks and Uncertainties
     -----------------------

     In the normal course of its business, the Company encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from the borrowers' inability or unwillingness to make contractually required payments. Credit risk also applies to investment securities and mortgage-backed securities should the issuer of the security be unable to make principal and interest payments. Market risk reflects changes in the value of collateral underlying loans receivable, the valuation of real estate held by the Company, the valuation of loans held for sale, and the valuation of investment securities.

     The Company is subject to the regulations of various government agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions resulting from the regulators' judgments based on information available to them at the time of their examination.

     In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the balance sheets and revenues and expenses for the periods covered. Actual results could differ significantly from those estimates and assumptions.


     Reclassification
     ----------------

     Certain reclassifications of accounts reported for previous periods have been made in these consolidated financial statements. Such reclassifications had no effect on stockholders' equity or the net income as previously reported.

(2)  Cash and Cash Equivalents
     -------------------------

     Cash and cash equivalents consisted of the following at September 30, 1998 and 1997:

                                                     1998         1997
                                                 -----------  -----------
          Working funds                          $ 3,518,448  $ 2,229,557
          Noninterest-earning demand deposits      3,709,229    1,805,522
          Interest-earning overnight deposits     13,969,742    9,464,253
                                                 -----------  -----------

                                                 $21,197,419  $13,499,332
                                                 ===========  ===========

(3)  Investment In Limited Partnership
     ---------------------------------

     At September 30, 1998, the Company's investment in the limited partnership consisted of a 20.625 percent interest in Dovenmuehle Mortgage Company Limited Partnership which invests in mortgage servicing rights. The Company committed and invested $5.0 million in Dovenmuehle in December 1996. The Company has no obligation to contribute additional amounts to the limited partnership and has no additional or potential future liability to the limited partnership in excess of the commitment amount. In 1998, the Company established a $4.5 million loss reserve for the limited partnership investment due to declines in market interest rates which impaired the valuation of the mortgage servicing rights. The investment was valued at $825,373 and $5,003,835 at September 30, 1998 and 1997, respectively. The investment may be subject to future declines in value depending upon performance and market conditions.

     The table below contains the summarized financial information of Dovenmuehle (unaudited).


                                                For the nine months ended
          Condensed Operations Statement            September 30, 1998
                                                    ------------------
          Service Fees                                 $   5,595,074
          Other Income                                     1,350,008
                                                       -------------
           Total Income                                    6,945,082
                                                       -------------

          Servicing Expense                                1,428,267
          Purchased Mortgage Servicing Rights
           Amortization                                   19,961,184
          Other Expense                                    1,691,284
                                                       -------------
           Total Expense                                  23,080,735
                                                       -------------

           Net Loss                                     ($16,135,653)
                                                       =============


          Condensed Balance Sheet                  At September 30, 1998
                                                   ---------------------

          Cash                                         $     577,341
          Accounts Receivable                              1,626,123
          Purchased Mortgage Servicing Rights             27,220,384
          Other Assets                                        40,881
          Organizational Costs                               397,727
                                                       -------------
           Total Assets                                $  29,862,456
                                                       =============

          Accounts Payable                                 1,454,496
          Long Term Debt                                  18,990,000
          Shareholders' Equity                             9,417,960
                                                       -------------
           Total Liabilities and Shareholders'
               Equity                                  $  29,862,456
                                                       =============

(4)  Investment and Mortgage-Backed Securities Available for Sale
     ------------------------------------------------------------

     The Company had securities available for sale as follows:

                                                        Gross       Gross
                                          Amortized   Unrealized  Unrealized     Fair
                                            Cost        Gains       Losses       Value
                                            ----        -----       ------       -----
      September 30, 1998
      ------------------
      Investment securities:
         FHLB Zero Coupon Bond           $ 5,706,038    $122,905    $ 30,393  $ 5,798,550
         U. S. Treasury Note                 500,000         940                  500,940
         Stock Mutual Fund                   993,695                              993,695
         Equity Investments                1,732,524                  86,274    1,646,250
         Municipal Bond                    6,128,961      22,679                6,151,640
         Bank Preferred Stock              3,152,581      27,419                3,180,000
         Trust Preferred Bonds             5,028,292      20,000      18,683    5,029,609
                                         -----------    --------    --------  -----------
                                         $23,242,091    $193,943    $135,350  $23,300,684
                                         ===========    ========    ========  ===========

      Mortgage-backed securities:
         FHLMC and FNMA
       fixed rate                        $14,695,509    $163,306    $         $14,858,815
         GNMA Fixed Rate                   4,697,785       7,137                4,704,922
         GNMA Adjustable Rate             12,075,269     106,180               12,181,449
         FNMA Adjustable Rate                357,267                  11,508      345,759
         Private label collateralized
           mortgage obligations
           (CMOs)                         16,706,471      66,367      22,737   16,750,101
         Agency (CMOs)                    25,186,843      67,158     161,755   25,092,246
                                         -----------    --------    --------  -----------

                                         $73,719,144    $410,148    $196,000  $73,933,292
                                         ===========    ========    ========  ===========

     -----------------------------------------------------------------------

                                                        Gross        Gross
                                          Amortized   Unrealized  Unrealized      Fair
                                            Cost        Gains       Losses        Value
                                         -----------  ----------  -----------  -----------
     September 30, 1997
     ------------------
     Investment securities:
         Federal Home Loan Bank
           Indexed Principal
           Reduction Bond                $ 4,002,933    $      -   $    7,773   $3,995,160
         FHLB Optional Principal
           Redemption Bond                 6,187,732     144,368            -    6,332,100
         U. S. Treasury Notes                998,272         168                   998,440
                                         -----------    --------   ----------   ----------
                                         $11,188,937    $144,536   $    7,773  $11,325,700
                                         ===========    ========   ==========  ===========

     Mortgage-backed securities:
         FHLMC and FNMA
           fixed rate                    $13,117,125    $114,313   $   23,290  $13,208,148
         FHLMC five year balloons            131,893           -          315      131,578
         FNMA adjustable rate                438,330           -       14,271      424,059
         Private label collateralized
           mortgage obligations
           (CMOs)                         11,736,540      54,103          891   11,789,752
         Agency CMOs                      10,290,087      19,076            -   10,309,163
                                         -----------    --------   ----------  -----------

                                         $35,713,975    $187,492   $   38,767  $35,862,700
                                         ===========    ========   ==========  ===========

The amounts of scheduled maturities of investments and mortgage-backed securities at September 30, 1998 were as follows:

                                      Amortized      Fair
                                        Cost         Value
                                     -----------  -----------
      Less than one year             $   500,000  $   500,940
      One year to ten years            3,386,699    3,428,657
      Ten to twenty years             24,161,506   24,386,559
      Twenty to twenty-five years      1,331,112    1,330,734
      Twenty-five to thirty years     59,839,516   59,929,641
      No stated maturity               7,742,402    7,657,445
                                     -----------  -----------

                                     $96,961,235  $97,233,976
                                     ===========  ===========

      The amortized cost and fair value of investment and mortgage-backed securities available for sale at September 30, 1998 by contractual maturity are shown above. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

     -----------------------------------------------------------------------

      At September 30, 1998 and 1997, $300,000 of securities were pledged as collateral for certain deposits.

      Proceeds from sales of securities available for sale and the related gross realized gains and losses were as follows:

                                            For The Years Ended September 30,
                                           ------------------------------------
                                              1998         1997         1996
                                              ----         ----         ----
      Proceeds from sales of securities    $23,274,484  $22,872,420  $2,922,009
      Gross realized gains                     226,884        7,866      56,228
      Gross realized losses                     49,496      315,400       2,265

(5)  Loans Receivable, Net
     ---------------------

     Loans receivable at September 30, 1998, and 1997 are summarized as follows:

                                                     1998          1997
                                                     ----          ----
      First mortgage loans, substantially all
         one to four family                      $118,624,939   $118,663,177
      Construction                                 33,746,675     17,145,456
      Commercial real estate                       35,069,154     26,975,976
      Loan participations purchased                12,492,101        859,952
      Home improvement loans                        2,122,370      3,405,621
      Commercial loans                             11,155,726      7,181,746
      Consumer loans                               19,134,765     14,422,484
      Loans secured by deposits                     1,583,465      1,345,137
                                                 ------------   ------------
                                                  233,929,195    189,999,549
      Less:
         Deferred loan fees, net                      272,752        356,780
         Allowance for loan losses                  2,374,044      1,886,243
         Undisbursed loans in process              11,386,283      8,984,260
                                                 ------------   ------------

              Loans receivable, net              $219,896,116   $178,772,266
                                                 ============   ============

     Changes in the allowance for loan losses for the years ended September 30, 1998, 1997, and 1996 are summarized as follows:

                                       1998        1997        1996
                                       ----        ----        ----
      Balance, beginning of year    $1,886,243  $1,534,773  $1,278,423
      Provision for loan losses        606,500     655,000     349,250
      Charge-offs                     <174,183>   <332,194>   <115,558>
      Recoveries                        55,484      28,664      22,658
                                    ----------  ----------  ----------
      Balance, end of year          $2,374,044  $1,886,243  $1,534,773
                                    ==========  ==========  ==========

     --------------------------------

     Loans serviced for others amounted to approximately $74,877,000, $62,148,000, and $73,303,000 at September 30, 1998, 1997 and 1996,
     respectively.

     At September 30, 1998 and 1997, the Company had approximately $ -0- and $479,000, respectively, in loans receivable, which were ninety days or more delinquent and accruing interest.

     As of September 30, 1998, the Company had purchased loans in the state of South Carolina as follows:

                    1 - 4 family residential       $36,873,390
                    Real estate development          7,593,989
                    Construction                    22,693,382

     Loans Held for Sale at September 30, 1998 and September 30, 1997 were $ -0-and $7,102,000, respectively.

     At September 30, 1998, 1997 and 1996, the Company had approximately $1,175,000, $403,000, and $316,000, respectively, in non-accrual loans. The amount of interest income that would have been recognized had these loans performed according to their contractual terms amounted to approximately $110,000, $19,000, and $22,000 during the years ended September 30, 1998,
     1997, and 1996, respectively. The actual interest income recognized on these loans amounted to approximately $26,000, $11,000, and $28,000 during the years ended September 30, 1998, 1997, and 1996, respectively.

     At September 30, 1998, 1997, and 1996, the carrying value of loans that are considered to be impaired under SFAS No. 114 totaled approximately $1,264,000, $517,000, and $795,000, respectively. Impairments on these loans are included in loan losses. The average balance of impaired loans was $1,339,250, $512,000, and $687,400 for years ended September 30, 1998,
     1997 and 1996, respectively. Interest income recognized on impaired loans was $26,489, $68,414, and $28,176, for years ended September 30, 1998, 1997 and 1996, respectively.

     Activity in loans to officers, directors and other related parties for the years ended September 30, 1998 and 1997 is summarized as follows:

                                        1998       1997
                                        ----       ----
      Balance at beginning of year     $925,503  $ 975,762
      New loans                          88,000    143,923
      Repayments                        <96,489>  <194,182>
                                       --------  ---------

      Balance at end of year           $917,014  $ 925,503
                                       ========  =========

     --------------------------------

     The Company primarily grants residential loans to customers in Anderson County, South Carolina, and the surrounding communities. The Company's ability to collect these balances depends substantially upon the economic conditions and real estate market in the region. The Company does not have any concentrations of loans to any one borrower. The Company has increased its commercial and consumer loan portfolios which may entail greater risk than residential mortgage loans.

(6)  Real Estate
     -----------

     Real estate is summarized at September 30, 1998 and 1997 as follows:

                                                        1998         1997
                                                        ----         ----
      Real estate held for development                $1,909,394  $2,284,038
      Real estate acquired in settlement of loans         88,965     162,776
                                                      ----------  ----------

                                                      $1,998,359  $2,446,814
                                                      ==========  ==========

(7)  Premises and Equipment
     ----------------------

     Premises and equipment are summarized at September 30, 1998 and 1997 as follows:

                                               1998          1997
                                               ----          ----
      Land                                 $   871,242   $   871,242
      Office and other buildings             3,716,123     3,643,431
      Furniture, fixtures and equipment      5,174,312     4,543,952
                                           -----------   -----------
                                             9,761,677     9,058,625
      Less accumulated depreciation         (3,411,186)   (2,764,160)
                                           -----------   -----------

                                           $ 6,350,491   $ 6,294,465
                                           ===========   ===========

     Depreciation expense was $843,389, $647,848, and $472,343 for the years ended September 30, 1998, 1997 and 1996, respectively.

(8)  Deposits
     --------

     Deposits outstanding by type of account and range of interest rates at September 30, 1998 and 1997 are summarized as follows:

                                                           1998                          1997
                                                  --------------------------    --------------------------
                                                                   Range of                     Range of
                                                                   Interest                     Interest
                                                    Balance          Rates         Balance        Rates
                                                    -------          -----         -------        -----
      Non-interest bearing checking accounts     $  15,198,169          -        $  11,811,694         -
      Interest-bearing checking accounts            35,795,875    1.21% - 5.01%     25,995,824   1.75% - 4.76%
      Passbook accounts                             25,203,536    2.12% - 3.04%     24,359,999   1.75% - 3.00%
                                                   -----------                     -----------
                                                    76,197,580                      62,167,517

      Certificate accounts                         131,593,195    2.28% - 8.00%    138,834,341   2.50% - 8.00%
                                                   -----------                     -----------

                                                 $ 207,790,775                   $ 201,001,858
                                                 =============                   =============

             Weighted average interest rate                            4.35%                          4.64%
                                                                       =====                          =====

     The amounts of scheduled maturities of certificate accounts at September 30, 1998 and 1997 were as follows:

                                              1998          1997
                                              ----          ----
      Maturing within one year            $ 96,866,360  $115,651,298
      Maturing one through three years      34,348,026    22,328,414
      Maturing after three years               378,809       854,629
                                          ------------  ------------

                                          $131,593,195  $138,834,341
                                          ============  ============

     At September 30, 1998, 1997 and 1996, the aggregate amounts of time deposits of $100,000 or more amounted to $17,412,810, $18,540,473, and
     $13,650,728, respectively. Interest paid on time deposits greater than $100,000 was $988,989, $1,083,484, and $580,155 for the years ended
     September 30, 1998, 1997 and 1996, respectively.

(9)  Advances from the FHLB
     ----------------------

     Advances from the FHLB at September 30, 1998 and 1997 are summarized as follows:

      Maturity      September 30, 1998             September 30, 1997
                    ------------------             ------------------
        Date      Interest Rate    Balance      Interest Rate       Balance
        ----      -------------    -------      -------------       -------
        1998           4.78      $25,000,000        6.47          $10,000,000
        1999           5.21       31,000,000        5.78            5,000,000
                                 -----------                      -----------

                                 $56,000,000                      $15,000,000
                                 ===========                      ===========

     At September 30, 1998, the Company had $56,000,000 in outstanding Federal Home Loan Bank of Atlanta ("FHLB") advances and, based upon eligible collateral, available credit of $32,100,000.

     The Company, as a member institution of the FHLB of Atlanta, is required to own capital stock in the FHLB of Atlanta based generally on the Company's balances of residential mortgage loans and FHLB Advances. No ready market exists for the FHLB stock, and it has no quoted market value. Redemption of this stock has historically been at par value. As collateral for its Advances, the Company has pledged qualifying residential mortgage loans totaling $88.1 million and all of its FHLB stock.

(10) Securities Sold Under Agreements to Repurchase
     ----------------------------------------------

     The Company had $20,173,933 and $0 borrowed under agreements to repurchase at September 30, 1998 and 1997, respectively. The Company did not enter into agreements during 1997 and 1996. The amount of securities sold under agreements to repurchase at September 30, 1998 was $22,916,463. The maximum amount outstanding at any month end during fiscal 1998 was $20,185,183. The average amount of outstanding agreements for fiscal 1998 was approximately $17,912,000.

(11) Income Taxes
     ------------

     Income taxes for the years ended September 30, 1998, 1997 and 1996 are summarized as follows:

                          1998        1997        1996
                          ----        ----        ----
      Current          $ 994,696   $ 544,803   $1,008,811
      Deferred          (446,000)   (381,000)    (253,000)
                       ---------   ---------   ----------

             Total     $ 548,696   $ 925,803   $  755,811
                       =========   =========   ==========

     -----------------------

     Income tax expense differs from the amount computed at the federal statutory rate of 34% for the years ended September 30, 1998, 1997 and 1996, as a result of the following:

                                            1998       1997       1996
                                            ----       ----       ----
      Income taxes at federal rate        $615,651   $902,416   $741,267
      Differences resulting from:
         State taxes, net of
           federal benefit                  29,000     81,000     71,000
         Decrease in beginning of year
           valuation allowance             (80,000)   (81,000)   (71,000)
         Other                             (15,955)    23,387     14,544
                                          --------   --------   --------
                                          $548,696   $925,803   $755,811
                                          ========   ========   ========
       Effective income tax rate              30.3%      34.9%      34.7%
                                          ========   ========   ========

     At September 30, 1998, the Company has state net operating loss carryforwards of approximately $49 million. These carryforwards expire in various amounts beginning in fiscal year 1999 through 2011.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 1998 and 1997 are presented below:

                                                           1998         1997
                                                           ----         ----
      Deferred tax assets:
      Loan loss allowances deferred for tax purposes   $   901,000  $   716,000
      State loss carryforwards                           2,401,000    2,465,000
      Other                                                286,000       89,000
                                                         ---------    ---------
        Total gross deferred tax assets                  3,588,000    3,270,000

      Less valuation allowances, primarily for tax
       loss carryforwards                               <2,400,000>  <2,480,000>
                                                        -----------  -----------
        Net deferred tax assets                          1,188,000      790,000
                                                         ---------      -------

      Deferred tax liabilities:
       Depreciation for tax purposes in excess of such
        amount for financial reporting purposes            177,000      172,000
       Tax bad debt reserve in excess of base year         307,000      307,000
       Unrealized gain on securities available for sale     86,000       97,000
       Loan fee income adjustments for tax purposes         22,000       36,000
       Other                                               109,000      148,000
                                                           -------      -------
         Total gross deferred tax liabilities              701,000      760,000
                                                           -------      -------
         Net deferred tax asset (included in
           other assets)                               $   487,000  $    30,000
                                                       ===========  ===========

      -----------------------

      A portion of the change in the deferred tax asset relates to unrealized losses on securities available for sale. In fiscal 1998, the related deferred tax benefit of $11,000 has been recorded directly to stockholders' equity. The balance of the change in the net deferred tax asset results from the current period deferred tax benefit of $446,000. In fiscal 1997, the deferred taxes related to the unrealized gains on securities available for sale of $518,000 has been recorded directly to stockholders' equity with the balance of the change in the net deferred tax asset resulting from the current period deferred tax expense of $381,000.

      The realization of net deferred tax assets may be based on utilization of carrybacks to prior taxable periods, anticipation of future taxable income in certain periods, and the utilization of tax planning strategies. Management has determined that it is more likely than not that the net deferred tax assets can be supported based upon these criteria except for the state loss carryforwards. A valuation allowance for the deferred tax asset has been reflected to reduce the potential deferred tax assets, primarily for state loss carryforwards, to an amount that more likely than not can be realized at September 30, 1998 and 1997.

      Legislation has been passed which repeals the "Percentage of Taxable Income Method" of accounting for savings and loan bad debt reserves for the first tax year beginning after December 31, 1995 (the fiscal year ending September 30, 1997 for the Company). This legislation requires all savings and loan institutions to account for bad debts using either the specific charge-off method (available to all savings and loans) or the experience method (available only to savings and loans that qualify as "small banks", i.e., under $500 in assets.) The Company currently uses the experience method of accounting for its bad debt reserves. The legislation suspends the recapture of bad debt reserves taken through 1987 (i.e., the base year reserve), but requires savings and loans to recapture or repay bad debt deductions taken after 1987 over an eight-year period. The legislation allows the Company to defer recapture of this amount for the years ended September 30, 1998 and 1997, suspending the recapture to begin with the year ended September 30, 1999. The recapture is then shortened to six years due to the two year deferral. As of September 30, 1998, the bad debt reserve subject to recapture, for which deferred taxes have previously been provided, totaled approximately $808,000. As permitted under SFAS 109, no deferred tax liability is provided for approximately $5.2 million of such tax bad debt reserves that arose prior to October 1, 1988.


(12)  Capital
      -------

      The Company is not subject to any regulatory capital requirements. The Savings Bank's actual capital and ratios as required by the Savings Bank's primary regulator, the Office of Thrift Supervision (OTS), as well as those required to be considered well capitalized according to the Prompt Corrective Action Provisions are presented in the following table. As of September 30, 1998, the most recent notification from the OTS categorized the Savings Bank as well capitalized under the regulatory framework for prompt corrective action. To be

      ------------------

      categorized as well capitalized, the Savings Bank must maintain minimum total risk-based, Tier I risked-based, and Tier I core ("leverage") ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Savings Bank's category.


                                                                                                     To Be Well
                                                                                                  Capitalized Under
                                                                      For Capital Adequacy        Prompt Corrective
                                                  Actual                    Purposes              Action Provisions
                                                  ------                    --------              -----------------

                                             Amount     Ratio           Amount      Ratio       Amount          Ratio
                                             ------     -----           ------      -----       ------          -----
                                                                        (Dollars in Thousands)
As of September 30, 1998:
-------------------------
Tangible Capital (To Total Assets)           $49,983     14.8%          $ 5,075      1.5%        $    -             -%
Core Capital (To Total Assets)                49,983     14.8            13,533      4.0         16,916           5.00
Tier I Capital (To Risk-Based Assets)         49,983     23.7                 -        -         12,661           6.00
Risk-Based Capital (To Risk-Based
     Assets)                                  50,266     23.8            16,881      8.0         21,101          10.00

As of September 30, 1997:
-------------------------
Tangible Capital (To Total Assets)            27,320     10.6             3,825      1.5
Core Capital (To Total Assets)                27,320     10.6             7,651      3.0         12,811           5.00
Tier I Capital (To Risk-Based Assets)         27,320     17.3                 -        -          9,503           6.00
Risk-Based Capital (To Risk-Based
     Assets)                                  29,066     18.4            12,670     8.00         15,838          10.00

      If the Savings Bank were to fail to meet the minimum capital requirements, it will be required to file a written capital restoration plan with regulatory agencies and would be subject to various mandatory and discretionary restrictions on its operations.

      ------------------

      The following table reconciles the Company's consolidated stockholders' equity to its regulatory capital positions at September 30, 1998 and 1997:

                                                                    1998            1997
                                                                ------------    ------------
      Stockholders' equity                                      $74,407,326      $30,601,743
         Adjustment for equity of Company not eligible
           for computation                                      <21,672,605>
         Adjustments for unrealized (gains) losses on
         available for sale securities                             (217,984)        (188,423)
         Investments in and advances to nonincludable
         subsidiaries                                            (1,920,541)      (2,092,695)
         Disallowed servicing assets                               (613,615)      (1,000,767)
                                                                -----------      -----------
           Regulatory tangible and core capital                  49,982,581       27,319,858
           Supplemental capital                                   2,318,291        1,746,230
         Equity Assets to be deducted                           <2,035,031>                0
                                                                -----------      -----------
           Risk-based capital                                   $50,265,841      $29,066,088
                                                                ===========      ===========

(13)  Employee Benefit Plans
      ----------------------

      The Company has a profit sharing and deferred compensation plan for substantially all full-time employees. The plan permits eligible participants to contribute a percentage of their salary up to amounts permitted by the Internal Revenue Code each year. At the discretion of the Board of Directors, the Company may match a percentage of each participant's contribution during the plan year. In addition, the Board of Directors may from year to year make a discretionary contribution to the plan. The Company's contribution recorded as expense for the years ended September 30, 1998, 1997 and 1996, was $203,790, $219,123, and $160,525,
      respectively.

      Supplemental benefits are provided to certain key officers under Supplemental Executive Retirement Agreements. These agreements are not qualified under the Internal Revenue Code, and the benefits are unfunded. However, certain benefits are informally and indirectly funded by insurance policies on the lives of the covered officers.


(14)  Stock Option Plan
      -----------------

      In October 1993, the Savings Bank's Board of Directors adopted a stock option and incentive plan. The plan was assumed by the Company. Pursuant to the plan, an aggregate of 32,805 shares of common stock were reserved for issuance upon exercise of stock options and awards to be granted to directors, officers, and other key employees from time to time under the plan. The Company's management was granted incentive stock options, and the Company's non-officer directors were granted non-incentive stock options. These options are at an exercised price of $3.51 per share and expire in October 2003.

      ----------------------------

      In April 1997, the Bank's stockholders approved a second stock option plan and incentive plan. Pursuant to the plan, which was assumed by the Company, 166,825 shares of common stock have been reserved for issuance upon exercise of stock options and awards to be granted to directors, officers, and other key employees from time to time under the plan. The Company's management was granted incentive stock options, and the Company's non-officer directors were granted non-qualified stock options. These options are at an exercised price of $8.85 and expire in April 2007.

      The following table summarizes option activity during the years ended September 30, 1998, 1997 and 1996:

                                                  NUMBER OF  PRICE PER
                                                    SHARES     SHARE
                                                  ---------  ---------
           Outstanding at September 30, 1995         25,300      $3.51
           Granted                                        -          -
           Exercised                                      -          -
           Outstanding at September 30, 1996         25,300       3.51
           Granted                                  166,825       8.85
           Exercised                                 12,182       3.51
                                                    -------      -----
           Outstanding at September 30, 1997        179,943       8.47
           Granted
           Exercised                                  3,765       8.85
                                                    -------      -----
           Outstanding at September 30, 1998        176,178      $8.45
                                                    =======      =====

      The Company applies APB Opinion 25 in accounting for the stock-based option plans which are described in the preceding paragraph. Accordingly, no compensation expense has been recognized for the stock-based option plans. Had compensation cost been recognized for the stock-based option plans applying the fair-value-based method as prescribed by SFAS 123, the Bank's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                          1998        1997        1996
                                       ----------  ----------  ----------
           Net Income
           ----------
                 As Reported           $1,262,043  $1,728,363  $1,424,387
                 Pro forma              1,184,589   1,702,803   1,424,387

           Earnings Per Share
           --------------------
              Basic
                 As Reported           $      .29  $      .40  $      .33
                 Pro forma                    .28         .40         .33

              Diluted
                 As Reported           $      .29  $      .40  $      .33
                 Pro forma                    .27         .39         .33

      ----------------------------

      The effects of applying SFAS 123 may not be representative of the effects on reported net income in future years.

      The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997:

                           Dividend yield             3.25%
                           Expected volatility          38%
                           Risk-free interest rate    6.59%
                           Expected lives             7.5 years

      There were no options granted in 1998 and 1996.


(15)  Management Recognition Plan
      ---------------------------

      The Company adopted a Management Recognition Plan ("MRP") during fiscal 1994. Those eligible to receive benefits under the MRP included certain officers of the Company as determined by a committee appointed by the Board of Directors of the Company. During the year ended September 30, 1994, 9,838 shares of common stock were granted to management under the MRP, vesting over a three year period. Vested shares at September 30, 1998 and 1997 were 9,838 for both years. All shares are vested at September 30, 1998 and 1997. For fiscal 1998 and 1997, there was no compensation related to vesting of the shares; and for 1996, compensation was $11,520.

      In April 1997, the Company adopted a second Management Recognition Plan with 66,728 shares of common stock being granted to management, vesting over a five-year period. The 1996 MRP was assumed by the Company. During the fiscal year 1998, 32,551 shares were purchased and for fiscal year 1997, 34,177 shares were purchased by the Company for issuance of awards. Compensation expense related to vesting of shares was $208,354 and $78,881 for fiscal year 1998 and 1997, respectively.


(16)  Employee Stock Ownership Plan
      -----------------------------

      The Bank has an Employee Stock Ownership Plan (ESOP) established by the Board of Directors during fiscal 1994. The ESOP borrowed $80,500 from a third party lender and acquired 22,956 shares of the Company's common stock in October 1993. All shares acquired in 1993 have been allocated to participants. With the stock offering in September 1996, the ESOP borrowed $900,900 from a third party lender and acquired 133,457 shares of the Company's common stock. In 1998, this loan with the third party lender was paid off,

      ----------------------------------------

      and the ESOP refinanced the loan with the Company in connection with the Conversion and Reorganization. The Company has presented the out-standing loan amounts as an other liability and as a reduction of stockholders' equity in the accompanying consolidated balance sheets. Interest on the unpaid principal balance is due quarterly and is based on the prime rate. The Company paid interest of $65,845, $72,552, and $3,535 for fiscal 1998, 1997, and 1996, respectfully. Compensation recorded under the ESOP was $188,330, $129,028, and $10,245 for the fiscal years 1998, 1997, and 1996, respectively.


(17)  Commitments and Contingencies
      -----------------------------

      In conjunction with its lending activities, the Company enters into various commitments to extend credit and issue letters of credit. Loan commitments (unfunded loans and unused lines of credit) and letters of credit are issued to accommodate the financing needs of the Bank's customers. Loan commitments are agreements to lend moneys at a future date, so long as there are no violations of any conditions established in the agreement. Letters of credit commit the Company to make payments on behalf of customers when certain specified events occur.

      Financial instruments where the contract amount represents the Company's credit risk at September 30, 1998 and 1997, include loan and letter of credit commitments of $35,815,000 and $27,941,000, respectively.

      These loan and letter of credit commitments are subject to the same credit policies and reviews as loans on the balance sheet. Collateral, both the amount and nature, is obtained based upon management's assessment of the credit risk. Since many of the extensions of credit are expected to expire without being drawn, the total commitment amounts do not necessarily represent future cash requirements.

      Outstanding commitments on mortgage loans not yet closed amounted to approximately $22,697,000 and $7,273,000 at September 30, 1998 and 1997,
      respectively. Substantially, all of these commitments were at variable interest rates. Such commitments, which are funded subject to certain limitations, extend over varying periods of time with the majority being funded within thirty days.

      commitments will be funded with the cash flow generated from normal operations, as well as possible utilization of existing credit facilities available to the Company.


(18)  Carrying Amounts and Fair Value of Financial Instruments
      --------------------------------------------------------

      The Company's fair value methods, assumptions, carrying amounts and fair value of financial instruments at September 30, 1998 and 1997 are summarized below:

      -------------------------------------------------------------------

      For cash and cash equivalents and FHLB stock, the carrying value is a reasonable estimate of fair value.

      For investment securities available for sale, mortgage-backed securities and collateralized mortgage obligations, fair value is based on available quoted market prices or quoted market prices for similar securities if a quoted market price is not available.

      The fair value of the limited partnership is based on an appraised value by an independent appraiser.

      The fair value of fixed rate loans is estimated based upon discounted future cash flows using discount rates comparable to rates currently offered for such loans. The discounted future cash flows reflect estimated maturity dates adjusted for expected prepayments. For adjustable rate loans, the fair value is equal to the carrying amount due to frequent repricing.

      The fair value of time deposits is estimated by discounting the amounts payable at the certificate rates currently offered for deposits of similar remaining maturities. The fair value of all other deposit account types is the amount payable on demand at year-end.

      For FHLB Advances, fair value is estimated based on discounting amounts payable at the current rates offered to the Company for debt of the same remaining maturities.

      The fair value of securities sold under agreements to repurchase is equal to the carrying amount due to their short maturities.

                                                                    1998                          1997
                                                         --------------------------    --------------------------
                                                           Carrying     Calculated       Carrying     Calculated
                                                            Amount      Fair Value        Amount      Fair Value
                                                         ------------  ------------    ------------  ------------
                 Financial assets:
                    Cash and cash equivalents            $ 21,197,419  $ 21,197,419    $ 13,499,332  $ 13,499,332
                    Investment in Limited Partnership         825,373       825,373       5,003,835     5,003,835
                    Investment securities available
                      for sale                             23,300,684    23,300,684      11.325,700    11,325,700
                    Federal Home Loan Bank stock            3,289,200     3,289,200       1,650,000     1,650,000
                    Mortgage-backed securities and
                      collateralized mortgage
                      obligations, net                     73,933,292    73,933,292      35,862,700    35,862,700
                    Loans receivable, net                 219,896,116   220,019,468     178,772,266   179,094,089

                 Financial liabilities:
                    Deposits
                      Demand deposits                      76,197,580    76,311,647      62,167,517    62,301,280
                      Certificate accounts                131,593,195   131,511,270     138,834,341   139,272,816
                    Advances from the FHLB                 56,000,000    55,356,682      15,000,000    15,069,702

                    Securities sold under agreements
                      to repurchase                        20,173,933    20,173,933               -             -

      -------------------------------------------------------------------

      The Company had $58.5 million of off-balance sheet financial commitments, which are commitments to originate loans and unused consumer lines of credit. Since these obligations are based on current market rates, the carrying amount is considered to be a reasonable estimate of fair value.

      Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale the Company's entire holdings of a particular financial instrument. Because no active market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, current interest rates and prepayment trends, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in any of these assumptions used in calculating fair value would also significantly affect the estimates. Further, the fair value estimates were calculated as of September 30, 1998 and 1997. Changes in market interest rates and prepayment assumptions could significantly change the fair value. Therefore, management believes that the foregoing information is of limited value and has no basis for determining whether the fair value presented would be indicative of the value which could be negotiated during an actual sale.

      Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Company has significant assets and liabilities that are not considered financial assets or liabilities including deposit franchise value, loan servicing portfolio, real estate, deferred tax liabilities, premises and equipment, and goodwill. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of these estimates.


(19)  Dividends
      ---------

      During fiscal 1998, the Company's Board of Directors declared cash dividends of $.12 per share for all four quarters.

      During fiscal 1997, the Board of Directors declared cash dividends of $.11 per share for the first quarter and $.12 per share for the second, third, and fourth quarters. For all 1997 dividends, the MHC obtained permission from the OTS to waive the receipt of dividends paid by the Bank.

      --------------------

      During fiscal 1996, the Board of Directors declared cash dividends of $.11 per share for all four quarters. For fiscal 1996 dividends, the Bank obtained permission from the OTS to waive dividends payable to the MHC.

      On April 14, 1998, the Company completed the Conversion and Reorganization. A special liquidation account was established by the Bank for the preconversion retained earnings of approximately $12.9 million. The liquidation account will be maintained for the benefit of depositors who held a savings or demand account as of the June 30, 1996 eligibility or the December 31, 1997 supplemental eligibility record dates who continue to maintain their deposits at the Bank after the conversion. In the event of a future liquidation (and only in such an event), each eligible and supplemental eligible account holder who continues to maintain his or her savings account will be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased in an amount proportionately corresponding to decreases in the savings account balances of eligible and supplemental eligible account holders on each subsequent annual determination date. Except for payment of dividends by the Bank to the holding company and repurchase of the Company's stock, the existence of the liquidation account will not restrict the use or application of such net worth.

      The Company is prohibited from declaring cash dividends on its common stock or repurchasing its common stock if the effect thereof would cause its net worth to be reduced below either the amount required for the liquidation account or the minimum regulatory capital requirement. In addition, the Company is also prohibited from declaring cash dividends and repurchasing its own stock without prior regulatory approval in any amount in a calendar year in excess of 100% of its current year's net income to the date of any such dividend or repurchase, plus 50% of the excess of its capital at the beginning of the year over its regulatory capital requirement.

(20)  CONDENSED FINANCIAL INFORMATION FOR SOUTHBANC SHARES, INC.
      ----------------------------------------------------------

      The following are condensed statements of the Company (in thousands):

      Condensed Balance Sheets                                             SEPTEMBER 30, 1998
                                                                           ------------------
       Assets
          Cash and cash equivalents                                              $10,572
          Investment securities                                                   10,837
          Investment in bank subsidiary                                           52,735
          ESOP loan Perpetual Bank FSB                                               711
          Other assets                                                               110
                                                                                 -------
          Total Assets                                                           $74,965
                                                                                 =======

       Liabilities and Stockholders' Equity
          Liabilities                                                            $   558
          Stockholders' Equity                                                    74,407
                                                                                 -------
          Total Liabilities and Stockholders' Equity                             $74,965
                                                                                 =======

--------------------------------------------------------------------------------

                                                                           FOR THE YEAR ENDED
       Condensed Statement of Income                                       SEPTEMBER 30, 1998
                                                                           ------------------
          Equity in undistributed net income of bank subsidiary                  $  904
          Interest Income - Investments                                             576
          Other Expenses                                                           <218>
                                                                                 ------
               Net Income                                                        $1,262
                                                                                 ======

--------------------------------------------------------------------------------

                                                                           FOR THE YEAR ENDED
      Condensed Statement of Cash Flows                                    SEPTEMBER 30, 1998
                                                                           ------------------
        Operating Activities:

            Net Income                                                           $  1,262
            Adjustments to reconcile net income to net cash
              provided by operating activities:
            Undistributed net income of bank subsidiary                              <904>
            Increase in other assets                                                 <110>
            Increase in other liabilities                                             558
                                                                                 --------
            Net cash provided by operating activities                                 806

        Investing Activities:

            Purchase of investments                                               <10,876>
            ESOP loan                                                                <711>
                                                                                 --------
            Net cash used in investing activities                                 <11,587>

        Cash flow from financing activities:

            Proceeds from sale of stock                                            22,066
            Dividends paid                                                           <713>
                                                                                 --------
            Net cash provided by financing activities                              21,353
                                                                                 --------
            Net increase (decrease) in cash and cash equivalents                   10,572
            Cash and cash equivalents, beginning of year                                -
                                                                                 --------
            Cash and cash equivalents, end of year                               $ 10,572
                                                                                 ========

--------------------------------------------------------------------------------

(21)  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
----  -------------------------------------------

      Summarized unaudited quarterly operating results for the years ended September 30, 1998 and 1997 are as follows (in thousands, except share data):

                                                                    FIRST        SECOND       THIRD       FOURTH
                                                                   QUARTER      QUARTER      QUARTER      QUARTER
                                                                   -------      -------      -------      -------
SEPTEMBER 30, 1998
------------------
      Interest income                                                $5,073       $5,688       $6,378       $6,798
      Interest expense                                                2,741        3,156        3,073        3,285
                                                                 ----------   ----------   ----------   ----------

      Net interest income                                             2,332        2,532        3,305        3,513
      Provision for loan losses                                          88          175           40          304
                                                                 ----------   ----------   ----------   ----------

      Net interest income after provision for loan losses             2,244        2,357        3,265        3,209
      Noninterest income                                                719          949          877        1,216
      Loss reserve on limited partnership                                 -            -          100        4,400
      Noninterest expense                                             2,000        2,160        2,226        2,139
                                                                 ----------   ----------   ----------   ----------

      Income <loss> before income taxes                                 963        1,146        1,816       <2,114>
      Income taxes                                                      328          389          610         <778>
                                                                 ----------   ----------   ----------   ----------

      Net income <loss>                                                $635         $757       $1,206      <$1,336>
                                                                 ==========   ==========   ==========   ==========

      Basic earnings <loss> per share                                 $0.14        $0.18        $0.28       <$0.31>
      Diluted earnings <loss> per share                                0.14         0.18         0.27        <0.30>

      Weighted average shares outstanding
          Basic                                                   4,302,763    4,302,763    4,304,596    4,306,410
          Diluted                                                 4,404,281    4,412,576    4,411,353    4,400,474

SEPTEMBER 30, 1997
------------------
      Interest income                                                $4,182       $4,407       $4,808       $4,999
      Interest expense                                                2,000        2,293        2,498        2,704
                                                                 ----------   ----------   ----------   ----------

      Net interest income                                             2,182        2,114        2,310        2,295
      Provision for loan losses                                          30          145           90          390
                                                                 ----------   ----------   ----------   ----------

      Net interest income after provision for loan losses             2,152        1,969        2,220        1,905
      Noninterest income                                                511          714          709          <79>
      Noninterest expense                                             1,798        2,051        1,927        1,670
                                                                 ----------   ----------   ----------   ----------

      Income before income taxes                                        865          632        1,002          156
      Income taxes                                                      294          215          341           76
                                                                 ----------   ----------   ----------   ----------

      Net income                                                       $571         $417         $661          $80
                                                                 ==========   ==========   ==========   ==========

      Basic earnings per share                                        $0.13        $0.10        $0.15        $0.02
      Diluted earnings per share                                       0.13         0.10         0.15         0.02

      Weighted average shares outstanding
          Basic                                                   4,290,580    4,290,580    4,290,580    4,296,705
          Diluted                                                 4,297,561    4,298,437    4,309,892    4,372,283

(22) SUBSEQUENT EVENT
---------------------

     On October 29, 1998, the Company announced plans to repurchase up to 26.5% or 1,141,523 of its outstanding common stock. The repurchase program began November 2, 1998, and is expected to be completed over the next six months. As of December 8, 1998, the Company has repurchased 546,118 shares of its common stock at a cost of $10,864,292.

                             CORPORATE INFORMATION


EXECUTIVE AND SENIOR OFFICERS                     TITLE
-----------------------------                     -----

     Robert W. "Lujack" Orr                  President/CEO
     Thomas C. Hall                          Senior Vice President
     Barry C. Visioli                        Senior Vice President
     Sylvia B. Reed                          Corporate Secretary
     John W. Dawkins                         Vice President
     David L. Peters                         Vice President
     James P. Vickery                        Vice President
     Doris W. Hoover                         Vice President
     Teresa A. Hix                           Vice President
     Quinnette Morrison                      Vice President
     Rose Alice Robinson                     Vice President


DIRECTORS                                         OCCUPATION
---------                                         ----------

     Richard C. Ballenger         President, City Glass Company and  D&B Glass
     Company, Inc., a                     glass company
     Martha S. Clamp              Certified Public Accountant
     F. Stevon Kay                President, Hill Electric Company, Inc., an
                                   electrical contractor
     Jack F. McIntosh             Attorney
     Robert W. "Lujack" Orr       President/CEO, SouthBanc Shares, Inc.
     H. A. Pickens, Jr.           Owner, Harold A. Pickens & Sons, Inc., a
                                          commercial construction contractor
     C. G. Seabrook, Jr.          Mentor
     Jim Gray Watson              Retired President Perpetual Bank FSB


DIRECTOR EMERITI                                  OCCUPATION
----------------                                  ----------

     Charles W. Fant, Jr.         Partner, Fant & Fant Architects, an
                                   architectural firm
     J. Roy Martin, Jr.           Retired Chairman of Martin Roofing Company, a
     commercial                        roofing contractor
     Wade A. Watson, Jr.          Retired President of Perpetual Bank FSB


FORM 10
-------
A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission for the year ended September 30, 1998, may be obtained without charge by writing to Thomas C. Hall, Chief Financial Officer, at the Corporate Address.


ANNUAL MEETING OF STOCKHOLDERS
------------------------------
The Annual Meeting of Stockholders will be held on Wednesday, January 27, 1999, at 2:00 P. M. Eastern Time at the Corporate Office.

                  MARKET FOR COMMON STOCK AND DIVIDEND POLICY


SouthBanc Shares' common stock is traded on the NASDAQ National Market under the symbol "SBAN". As of December 1, 1998, there were approximately 1,858 registered shareholders. The holders of common stock are entitled to receive dividends when and as declared by the Board of Directors. The payment of dividends by the Company is within the discretion of the Company's Board of Directors. The ability of the Company to declare and pay cash dividends depends primarily on the ability of the Savings Bank to pay cash dividends to the Company. See Note 19 of the Notes to the Consolidated Financial Statements for the regulatory restrictions applicable to the Savings Bank's ability to pay cash dividends.

The table below presents the range of high and low stock prices and dividends, adjusted for the stock split on April 14, 1998, declared during the quarter. The Company's common stock began trading on April 15, 1998. Data presented before that date is for the common stock of the Savings Bank.


                           HIGH               LOW                DIVIDEND
                           ----               ---                --------
December 31, 1996          $ 8.50             $ 7.10               $0.11

March 31, 1997             $ 9.29             $ 7.91               $0.12

June 30, 1997              $10.43             $ 8.46               $0.12

September 30, 1997         $19.99             $10.61               $0.12

December 31, 1997          $22.97             $17.71               $0.12

March 31, 1998             $23.40             $20.95               $0.12

June 30, 1998              $23.76             $18.50               $0.12

September 30, 1998         $20.75             $15.00               $0.12

                               CORPORATE OFFICES
                               -----------------
                            SouthBanc Shares, Inc.
                             907 North Main Street
                        Anderson, South Carolina 29621


                                BRANCH OFFICES
                                --------------
                               Northtowne Branch
                             3898 Liberty Highway
                        Anderson, South Carolina 29621


                               Perpetual Square
                             2125 North Highway 81
                        Anderson, South Carolina 29621


                                 Seneca Office
                                1007 Bypass 123
                         Seneca, South Carolina 29678


                                Watson Village
                            2821 South Main Street
                        Anderson, South Carolina 29626


                               Whitehall Office
                              104 Whitehall Road
                        Anderson, South Carolina 29625



                             INDEPENDENT AUDITORS
                             --------------------
                         Elliott, Davis & Company LLP
                          Greenville, South Carolina


                          SPECIAL SECURITIES COUNSEL
                          --------------------------
                          Muldoon, Murphy & Faucette
                               Washington, D. C.