Form 10-K405, Exhibit 13
period 1999-09-30
SOUTHBANC SHARES INC
filed 1999-12-28
CIK 1051378

                                                                      EXHIBIT 13

                            SouthBanc Shares, Inc.

                              1999 Annual Report

                             SouthBanc Shares, Inc.
                               TABLE OF CONTENTS



       Selected Financial Information........................  3


       Key Operating Ratios..................................  5


       Letter to Shareholders................................  6


       Management's Discussion and Analysis of
          Financial Condition and Results of Operations......  7


       Independent Auditor's Report.......................... 23

       Consolidated Balance Sheets........................... 24

       Consolidated Statements of Income..................... 25

       Consolidated Statements of Stockholders' Equity....... 26

       Consolidated Statements of Cash Flows................. 28

       Notes to Consolidated Financial Statements............ 30

       Corporate Information................................. 57

       Market for Common Stock and Dividend Policy........... 58

                             SouthBanc Shares, Inc.
                             907 North Main Street
                         Anderson, South Carolina 29621


SouthBanc Shares, Inc. ("Company"), a Delaware corporation, was organized on November 6, 1997, for the purpose of becoming the holding company for Perpetual Bank, A Federal Savings Bank ("Savings Bank") upon the Savings Bank's reorganization as a wholly owned subsidiary of the Company resulting from the conversion of SouthBanc Shares, M.H.C., Anderson, South Carolina ("MHC"), from a federal mutual holding company to a stock holding company ("Conversion and Reorganization"). The Conversion and Reorganization was completed on April 14, 1998. In connection with the Conversion and Reorganization, the Company issued 2,281,312 shares of its common stock at $20.00 per share. In addition, each share of common stock of the Savings Bank issued and outstanding and held by persons other than the MHC were exchanged in the Conversion and Reorganization for 2.85164 shares of common stock of the Company (with cash issued in lieu of fractional shares at the rate of $20.00 per share).

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

                                                                   At September 30,
                                        -----------------------------------------------------------------------

                                             1999           1998          1997          1996          1995
                                            -----          ------        ------        ------        ------
                                                                     (In thousands)
FINANCIAL CONDITION DATA:

Total assets                               $372,151        $362,529      $256,993      $209,827      $178,304
Cash and interest-bearing deposits           15,546          21,197        13,499        13,585         6,630
Investment in limited partnership (1)         1,575             825         5,004             -             -
Investment securities available for          16,244          23,301        11,326         2,494           800
 sale
Mortgage-backed securities available
    for sale                                 58,385          73,933        35,863        43,125        46,344
Loans receivable, net                       255,488         219,896       178,772       140,758       116,539
Deposits                                    221,257         207,791       201,002       160,244       148,709
Borrowings                                   93,254          76,174        15,000        16,000         8,000
Stockholders equity                          52,751          74,407        30,602        29,091        18,232

                                                           For The Years Ended September 30,
                                       -----------------------------------------------------------------------
                                            1999           1998          1997          1996          1995
                                           ------         ------        ------        ------        ------
                                                                     (In thousands)
OPERATING DATA:

Interest income                             26,228        $ 23,937      $ 18,396      $ 14,921      $ 13,543
Interest expense                            13,438          12,256         9,496         7,425         8,761
                                          --------        --------      --------      --------      --------

Net interest income                         12,790          11,681         8,900         7,496         4,782
Provision for loan losses                      481             606           655           349           362
                                          --------        --------      --------      --------      --------
Net interest income after provision
    for loan losses                         12,309          11,075         8,245         7,147         4,420
Other income                                 5,148           3,761         1,855         1,927         3,231
Loss reserve (recapture) on limited           (750)          4,500             0             0             0
 partnership
General and administrative expenses          9,318           8,525         7,446         6,894         5,540
                                          --------        --------      --------      --------      --------

Income before income taxes                   8,889           1,811         2,654         2,180         2,111
Income taxes                                 2,916             549           926           756           194
                                          --------        --------      --------      --------      --------
Net income                                $  5,973        $  1,262      $  1,728      $  1,424      $  1,917
                                          ========        ========      ========      ========      ========

                      Footnotes on second following page

------------------------------------------

                                                                    For The Years Ended September 30,
                                       ------------------------------------------------------------------------------------------
                                               1999              1998              1997              1996              1995
                                              ------            ------            ------            ------            ------
PER SHARE DATA (2):

Basic earnings per share                       $     1.76        $     0.30        $     0.41        $     0.33        $     0.45
Diluted earnings per share                     $     1.67        $     0.29        $     0.40              0.33              0.45
Weighted average shares outstanding
          Basic                                 3,386,851         4,199,237         4,174,528         4,290,580         4,289,035
          Diluted                               3,570,156         4,406,381         4,322,815         4,315,880         4,296,081
Dividends per share (3)                        $     0.54        $     0.48        $     0.47        $     0.42        $     0.37

                                                                             At September 30,
                                       ------------------------------------------------------------------------------------------
                                               1999              1998              1997              1996              1995
                                              ------            ------            ------            ------            ------
OTHER DATA:

Number of:
    Real estate loans outstanding                   4,848             3,121             2,645             2,653             2,846
    Deposit accounts                               35,388            32,361            31,504            26,135            21,490
    Full-service offices                                6                 6                 6                 5                 5



                          Footnotes on following page

                              KEY OPERATING RATIOS

                                                                At or For The Years Ended September 30,
                                      -----------------------------------------------------------------------------------------
                                              1999              1998              1997              1996              1995
                                             ------            ------            ------            ------           --------
Performance Ratios

Return on average assets (net income
    divided by average assets)                     1.61%             0.39%             0.72%             0.75%             0.92%
Return on average equity (net income
    divided by average equity)                    10.18              2.41              5.78              7.40             11.88
Average equity to average assets                  15.78             16.04             12.54             10.16              7.77
Interest rate spread (difference
    between yield on interest-earning
    assets and average cost of
     interest-
    bearing liabilities for the                    3.26              3.35              3.57              3.85              3.61
    period (4)
Net interest margin (net interest
 income as a percentage of average
 interest-earning assets for the
 period (4)                                        3.72              3.85              3.96              4.16              2.90



Dividend Payout Ratio (3)                         29.72            165.58            117.39            126.32             82.68
Non-interest expense to average
    assets                                         2.51              2.61              3.20              3.72              2.74
Average interest-earning assets to
    average interest-bearing                     111.62            112.57            109.36            107.69             86.56
     liabilities

Asset Quality Ratios:

Allowance for loan losses to total
    loans at end of period                         1.01              1.07              1.04              1.08              1.08
Net charge-offs to average outstanding
    loans during the period                        0.12              0.05              0.18              0.07              0.04
Ratio of non-performing assets to
    total assets                                   0.70              0.34              0.20              0.38              0.33

Capital Ratios:

Average equity to average assets                  15.78             16.04             12.54             10.16              7.77

________________________________________________________________________________
(1) Represents a 20.625% equity investment in a limited partnership that invests in mortgage servicing rights. See Note 3 of Notes to Consolidated Financial Statements.
(2) Per share data has been restated for 1998, 1997, 1996, and 1995 to reflect the stock exchange ratio of 2.85164 shares of common stock of the Company for one share of Savings Bank common stock established in connection with the Conversion and Reorganization.
(3) Takes into account dividends waived by the MHC for the fiscal years ended September 30, 1997, 1996, and 1995, which owned 800,000 shares of Savings Bank stock. See Note 20 of Notes to Consolidated Financial Statements. The dividend payout ratio is based only on dividends paid to public stockholders of the Savings Bank, excluding the shares owned by the MHC. The dividend payout ratio was 143.4%, 55.19%, 22.40%, 6.53%, and 3.71% for the fiscal years ended September 30, 1998, 1997, 1996, and 1995, respectively.
(4) Excludes income on mutual funds totaling approximately $1.7 million in fiscal 1995, which was reported as gains on sale and included in other income.

                               December 17, 1999

Dear Shareholders:

I am very pleased with our results for the year. Our net income was $5.5 million in 1999 versus $4.4 million in 1998, before the effect of the reserve for our investment in a limited partnership, an increase of 25%. Net income per share in 1999 was $1.61 versus $1.05 in 1998 before establishing a reserve for our investment in a limited partnership.

Return on equity in 1999 was 9.32% versus 8.4% in 1998 before the reserve was established. Return on assets was 1.47% in 1999 versus 1.36% in 1998.

In the third quarter of this year, we increased our quarterly dividend from $0.12 per share to $0.15 per share. The increase in net income in 1999 and the Company's average equity to average asset ratio of 15.78% lead to this increase in dividends.

In 1999, we repurchased 1.2 million shares of our stock at an average cost of $20.15 per share at a total cost of $24.3 million. The repurchase of our stock reduces our capital to a level more consistent with the investment opportunities in our marketplace.

We are excited about our future and are proud of our accomplishments in 1999. We anxiously look forward to the new millennium and the opportunity to serve our community and returning to our shareholders better than average returns.

                                                      Sincerely,

                                                      /s/ Robert W. Orr
                                                      Robert W. "Lujack" Orr
                                                      President/CEO

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

Comparison of Financial Condition at September 30, 1999 and 1998
----------------------------------------------------------------

General
-------

Total assets increased $9.7 million to $372.2 million at September 30, 1999, from $362.5 million at September 30, 1998, as a result of an increase in loans receivable. Loans receivable increased 16.2% or $35.6 million to $255.5 million at September 30, 1999, from $219.9 million at September 30, 1998. The increase in loans receivable resulted from growth in first mortgage residential, construction, commercial real estate, and commercial and consumer loans. During fiscal 1999, the Company purchased $21.8 million of first mortgage residential loans located primarily in Greenville County, South Carolina, which is contiguous to Anderson County, South Carolina. The Company also purchased $4.6 million of commercial real estate loans located in Greenville, South Carolina.

Mortgage-backed securities available-for-sale decreased 21.0% or $15.5 million to $58.4 million from $73.9 million. The Company purchased $2.0 million of fixed rate collateralized mortgage

---------------------------------------------------------------------------

General, Continued
------------------

obligations (CMO's) during the year. The CMO's principal reduction from payments was $22.2 million during the year. At September 30, 1999, the Company owned $21.6 million of CMO's with an average yield of 7.05% with maturity ranges from 2000 to 2029. At September 30, 1999, the Company owned $36.8 million of fixed and adjustable rate mortgage-backed securities with an average yield of 6.83%.

Investment securities available for sale decreased 30.5% or $7.1 million to $16.2 million from $23.3 million. The Company sold $3.2 million of a state municipal bond issue, $3.2 million of a bank preferred stock, and $1.0 million of a trust preferred bond.

The Company's net investment in a limited partnership increased $750,000 to $1.6 million at September 30, 1999, from $825,000 at September 30, 1998. In 1998, the Company established a $4.5 million loss reserve in a limited partnership that invests in mortgage servicing rights tied to a national portfolio of residential mortgage loans. Recent increases in market interest rates have enhanced the appraised value of the limited partnership. In 1999, the Company reversed $750,000 of the reserve established in 1998 due to the increase in the appraised value. No assurances can be given that the establishment of future loss reserves will not be needed.

Cash and cash equivalents decreased 26.9% or $5.7 million to $15.5 million at September 30, 1999, from $21.2 million at September 30, 1998. At September 30, 1999, $8.5 million was invested in the FHLB Daily Interest Account yielding 5.50%.

Real estate held for development increased $200,000 to $2.1 million at September 30, 1999 from $1.9 million at September 30, 1998. The Company is presently developing two single family residential subdivisions and two commercial real estate development projects.

Cash surrender value of life insurance was $7.9 million at September 30, 1999, an increase of $200,000 from $7.5 million at September 30, 1998. During 1998, the Company purchased life insurance policies as part of the Supplemental Executive Retirement Agreements maintained on certain key officers of the Company.

Deposits increased 6.5% or $13.5 million to $221.3 million at September 30, 1999, from $207.8 million at September 30, 1998. Non-interest bearing checking accounts increased 3.3% or $500,000 to $15.7 million at September 30, 1999, from $15.2 million at September 30, 1998. Interest bearing checking accounts increased 20.9% or $7.5 million to $43.3 million at September 30, 1999, from $35.8 million at September 30, 1998, as the Company continues to offer checking products that are more aggressively priced than those offered by competitors. Statement savings accounts increased 4.8% or $1.2 million to $26.4 million at September 30, 1999 from $25.2 million at September 30, 1998. Certificates of deposit increased 3.3% or $4.3 million to $135.9 million at September 30, 1999 from $131.6 million at September 30, 1998.

Borrowings through reverse repurchase agreements were $20.3 million at September 30, 1999 and $20.2 million at September 30, 1998. The Company pledged $22.4 million of mortgage-backed

---------------------------------------------------------------------------

General, Continued
------------------

securities as collateral for these borrowings. The Company has borrowed $10.0 million at a rate of 5.49% with a call date of November 5, 1999, with a maturity of November 6, 2000, and $10.0 million at a rate of 5.59% with a call date of November 13, 1999, with a maturity of November 13, 2002.

Advances from the Federal Home Loan Bank increased $17.0 million to $73.0 million at September 30, 1999, from $56.0 million at September 30, 1998. The advances were used to fund loans originated and loans purchased from Mortgage First Service Corporation, a subsidiary of the Savings Bank.

Stockholders equity decreased $21.6 million to $52.8 million at September 30, 1999 from $74.4 million at September 30, 1998. Retained earnings was increased by net income of $6.0 million which was offset by dividends paid in the amount of $1.8 million. Common stock repurchased through the common stock repurchase programs is recorded on the Company's balance sheet as Treasury Stock, a contra-equity account. During 1999, the Company repurchased 1,208,494 shares at an average cost of $20.15 per share and a total cost of $24.3 million. Accumulated other comprehensive income net decreased $2.2 million to ($2.0) million at September 30, 1999, from $180,000 at September 30, 1998, due to a decrease in the market value of the investment securities available for sale and mortgage-backed securities available for sale resulting from an increase in interest rates in the securities markets. The Company currently has no plans to sell investment securities in the current market conditions and does not anticipate future earnings will be impacted by the unrealized losses in the investment portfolio.

Deferred compensation for Management Recognition Plan (MRP) increased $1.5 million to ($2.2) million at September 30, 1999 from $700,000 at September 30, 1998, due to the transfer of 91,252 shares of common stock valued at $1.8 million from Treasury Stock. The MRP was approved at the January 27, 1999 stockholders' meeting.

Comparison of Operating Results for the Years Ended September 30, 1999 and 1998
-------------------------------------------------------------------------------

Net Income
----------

Net income increased $4.7 million to $6.0 million or $1.76 basic earnings per share and $1.67 diluted earnings per share in 1999, compared to $1.3 million or $0.30 basic earnings per share and $0.29 diluted earnings per share in 1998. In 1999, the stock repurchase increased basic earnings per share by $0.37 and diluted earnings per share by $0.34. Net income in 1998 was adversely affected by the establishment of $4.5 million pre-tax loss reserve on the limited partnership and net income in 1999 was positively affected by the $750,000 recapture of the reserve established in 1998 due to the increase in the appraised value of the limited partnership.

Net Interest Income
-------------------

Net interest income increased 9.4% or $1.1 million to $12.8 million in 1998 from $11.7 million. Interest income on loans increased 11.0% or $1.9 million to $19.2 million from $17.3 million as the average loans receivable increased to $235.3 million in 1999 from $198.4 in 1998, an increase of 18.6%. Interest income on mortgage-backed securities increased 14.3% or $600,000 to $4.8

Comparison of Operating Results for the Years Ended September 30, 1999 and 1998,
--------------------------------------------------------------------------------
Continued
---------

Net Interest Income, Continued
------------------------------

million in 1999 from $4.2 million in 1998 as the average balance of mortgage-backed securities increased 12.3% or $8.1 million to $74.0 million in 1999 from $65.9 million in 1998. Interest income on other investments decreased $300,000 to $2.2 million in 1999 from $2.5 million in 1998 as the average balance of investment securities, interest-bearing deposits, and other earning assets decreased $4.1 million to $34.8 million in 1999 from $38.9 million in 1998.

Interest Expense
----------------

Interest expense on deposits was $8.9 million in 1999 and in 1998, as the average deposits increased 8.2% or $16.8 million to $221.4 million in 1999 from $204.6 million in 1998 and the weighted average cost of deposits decreased to 4.03% in 1999 from 4.35% in 1998. Interest expense on borrowings increased 32.4% or $1.1 million to $4.5 million in 1999 from $3.4 million in 1998 as the average borrowings increased to $87.0 million in 1999 from $64.7 million in 1998.

Provision For Loan Losses
-------------------------

Provisions for loan losses are charges to earnings to bring the total allowance for loan losses to a level considered adequate by management based upon management's best estimate of inherent loan losses. In determining the adequacy of the allowance for loan loses, management evaluates various factors including the market value of the underlying collateral, growth, and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, loss experience, delinquency trends and economic conditions. Management evaluates the carrying value of loans periodically, and the allowance for loan losses is adjusted accordingly.

The provision for loan losses decreased 21% to $481,000 for the year ended September 30, 1999 from $606,500 for the year ended September 30, 1998. Loan charge-offs for 1999 were $275,600 compared to $174,000 in 1998 and recoveries were $38,200 in 1999 compared to $55,000 in 1998.

The allowance for loan losses to total loans was 1.01% at September 30, 1999 and 1.07% at September 30, 1998.

Non-performing assets at September 30, 1999 were $2.4 million compared to $1.2 million at September 30, 1998. Of this $1.2 million increase, approximately 70% is related to a single commercial real estate loan.

Other Income
------------

Other income increased $1.3 million or 34.2% to $5.1 million in 1999 from $3.8 million in 1998. Loan and deposit account service charges increased $1.2 million to $3.5 million in 1999 from $2.3 million in 1998 as a result of an increase in checking accounts and fees. Loss on sale of investments was $146,000 in 1999 compared to a gain of $177,000 in 1998. Gain of sale of real estate held for development increased $240,000 to $355,000 in 1999 from $115,000 in 1998. Earnings on bank owned life insurance increased $344,000 to $436,000 in 1999 compared to

Comparison of Operating Results for the Years Ended September 30, 1999 and 1998,
--------------------------------------------------------------------------------
Continued
---------

Other Income, Continued
-----------------------

$92,000 in 1998 as the average balance of cash surrender value of life insurance was $7.7 million in 1999 and $1.9 million in 1998.

Other income decreased $155,000 to $863,000 in 1999 from $1,018,000 in 1998.
Earnings on the investment in the limited partnership was $0 in 1999 compared to earnings of $140,000 in 1998.

General and Administrative Expenses
-----------------------------------

General and administrative expenses increased $800,000 or 9.4% to $9.3 million in 1999 from $8.5 million in 1998. Salaries and employee benefits increased $500,000 or 11.6% to $4.8 million in 1999 from $4.3 million in 1998 due to the expense of the Management Recognition and Development Plan. Occupancy expense increased $78,000 due to non-recurring property expenses associated with repairs of one office. Furniture and equipment expense increased $71,000 or 7.0% to $1,082,000 in 1999 from $1,011,000 in 1998 due to the purchase of additional equipment related to technology investments. The FDIC insurance premiums decreased $8,000 to $124,000 in 1999 from $132,000 in 1998. Advertising decreased $32,000 or 13% to $215,000 in 1999 from $247,000 in 1998.  Data processing increased $129,000 or 29.1% to $572,000 in 1999 from $443,000 in 1998 due to expenses incurred with Year 2000 considerations, expenses associated with the increasing number of checks processed, and ATM and debit card transactions. Office supplies decreased $19,000 or 5.8% to $310,000 in 1998 from $329,000 in 1998 due to the elimination and consolidation of data processing forms. Profit improvement program expenses increased $45,000 to $488,000 or 10.2% in 1999 or $443,000 in 1998 due to consultant fees for sales training, staff realignment and product fee enhancement. Other operating expenses increased $72,000 or 6.5% to $1.2 million in 1999 from $1.1 million in 1998 due to increases in postage, directors and officers' liability insurance and expenses establishing the Company's dividend reinvestment program.

Income Taxes
------------

Income taxes increased $2.4 million to $2.9 million or an effective tax rate of 32.8% for 1999 from $549,000, or an effective tax rate of 30.3% in 1998 due primarily to an increase in income before taxes of $7.1 million to $8.9 million in 1999 from $1.8 million in 1998.

Comparison of Operating Results for the Years Ended September 30, 1998 and 1997
-------------------------------------------------------------------------------

Net Income
----------

Net income decreased $400,000 to $1.3 million or $0.30 basic earnings per share and $0.29 diluted earnings per share in 1998 from $1.7 million or $0.40 basic and diluted earnings per share in 1997.

Comparison of Operating Results for the Years Ended September 30, 1998 and 1997,
--------------------------------------------------------------------------------
Continued
---------

Net Income, Continued
---------------------

Net income was adversely affected by the establishment of the $4.5 million pre-tax loss reserve on the limited partnership in 1998.

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

Other Income
------------

Other income increased $1.9 million or 102.7% to $3.8 million in 1998 from $1.9 million in 1997. Loan and deposit account service charges increased $770,000 to $2.3 million in 1998 from $1.5 million in 1997 as a result of an increase in the number of checking accounts and fees from the use of debit cards and ATM's.
Gain on sale of investments was $177,000 in 1998 compared to a loss

Comparison of Operating Results for the Years Ended September 30, 1998 and 1997,
--------------------------------------------------------------------------------
Continued
---------

Other Income, Continued
-----------------------

of $308,000 in 1997. Gain of sale of real estate held for development decreased $184,000 to $115,000 in 1998 from $299,000 in 1997 due to a decrease in sale of real estate held for development. Other income increased $614,000 to $1.1 million in 1998 compared to $497,000 in 1997, due to the increase in earnings from the Mortgage First Service Corporation, increase in income from the United Service Corporation of Anderson, Inc., and income earned on bank owned life insurance.

General and Administrative Expenses
-----------------------------------

General and administrative expenses increased $1.0 million or 13.3% to $8.5 million in 1998 from $7.5 million in 1997. Salaries and employee benefits increased $400,000 or 10.3% to $4.3 million in 1998 from $3.9 million in 1997 due to the opening of the Perpetual Square office in Anderson, South Carolina, and the expense of the Management Recognition and Development Plan. Occupancy expense increased $22,000 or 4.5% due primarily from the opening of the Perpetual Square office. Furniture and equipment expense increased $265,000 or 35.5% to $1.0 million in 1998 from $746,000 in 1997 due to the purchase of additional equipment related to technology investments and equipping the Perpetual Square office. The FDIC insurance premiums decreased $20,000 to $132,000 in 1998 from $152,000 in 1997. Advertising decreased $105,000 or 29.8%
to $247,000 in 1998 to $352,000 in 1997, as a result of the elimination of the Free Checking Campaign. Data processing increased $143,000 or 47.7% to $443,000 in 1998 from $300,000 in 1997 due to the new Perpetual Square office, expenses associated with the increasing number of checks processed, and ATM and debit card transactions. Office supplies decreased $58,000 or 15.0% to $329,000 in 1998 from $387,000 in 1997 due to the elimination and consolidation of data processing forms. Profit improvement program expenses increased $324,000 to $443,000 in 1998 from $119,00 in 1997 due to consultant fees for sales training, staff realignment and product fee enhancement. Other operating expenses increased $139,000 or 14.2% to $1.1 million in 1998 from $977,000 in 1997 due to the opening of the Perpetual Square Office.

Income Taxes
------------

Income taxes decreased 40.7% or $377,000 to $549,000 or an effective tax rate of 30.3% for 1998 from $926,000, or an effective tax rate of 35% in 1997 due primarily to a decrease in income before taxes of $843,000 or 31.8% to $1,811,000 in 1998 from $2,654,000 in 1997.

Average Balance Sheets

The following table sets forth, for the periods indicated, information regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resultant yields, interest rate spread, ratio of interest-earning assets to interest-bearing liabilities and net interest margin. Average balances have been calculated using daily balances.

                                                 1999                            1998                            1997
                                                 ----                            ----                            ----
                                      Average  Interest               Average  Interest               Average  Interest
                                                 and                              and                             and
                                      Balance  Dividends Yield/Cost   Balance  Dividends Yield/Cost   Balance  Dividends Yield/Cost
                                     --------- --------- ----------  --------- --------- ----------  --------- --------- ----------
                                                                          (Dollars in thousands)
Interest-earning assets(1):
  Mortgage loans                     $ 161,229    12,389       7.68% $ 139,497 $  11,401       8.17% $ 118,030 $   9,790       8.29%
  Commercial real estate loans          38,888     3,605       9.27%    28,943     2,961      10.23%    23,098     2,102       9.10
  Commercial other                      11,681     1,047       8.96%     9,400       857       9.12%     6,114       592       9.68
  Consumer loans                        23,531     2,153       9.15%    20,525     2,056      10.02%    17,755     1,922      10.82
                                     --------- ---------             --------- ---------             --------- ---------
     Total loans                       235,329    19,194       8.16%   198,365    17,275       8.71%   164,997    14,406       8.73

Mortgage-backed securities and CMO's    74,004     4,824       6.51%    65,866     4,205       6.38%    48,638     3,303       6.79
Investment securities                   20,649     1,415       6.85%    20,013     1,383       6.91%     5,271       339       6.43
Interest-bearing deposits               10,671       533       5.00%    16,546       899       5.43%     4,485       251       5.60
Other earning assets                     3,507       262       7.47%     2,375       175       7.37%     1,311        97       7.40
                                     --------- ---------             --------- ---------             --------- ---------
  Total interest-earning assets        344,160    26,228       7.62%   303,165    23,937       7.90%   224,702    18,396       8.19

Non-interest-earning assets:
  Office properties and equipment,
     Net                                 6,072                           6,555                           5,645
  Real estate, Net                         192                             135                              56
  Other non-interest-earning assets     21,383                          16,369                           8,072
                                     ---------                       ---------                       ---------
     Total assets                    $ 371,807                       $ 326,224                       $ 238,475
                                     =========                       =========                       =========

Interest-bearing liabilities:
  Savings                               25,618       634       2.47%    25,569       637       2.49%    22,923       590       2.57
  Negotiable order of withdrawal
     ("NOW") accounts                   60,321     1,092       1.81%    44,420       643       1.45%    35,196       548       1.56
  Certificates of deposit              135,421     7,194       5.31%   134,574     7,622       5.66%   123,407     6,980       5.56
                                     --------- ---------             --------- ---------             --------- ---------
     Total deposits                    221,360     8,920       4.03%   204,563     8,902       4.35%   181,526     8,118       4.47

Other interest-bearing liabilities      86,965     4,518       5.20%    64,739     3,354       5.18%    23,951     1,378       5.75
                                     --------- ---------             --------- ---------             --------- ---------
  Total interest-bearing liabilities   308,325    13,438       4.36%   269,302    12,256       4.55%   205,477     9,496       4.62
                                     ---------                       ---------                       --------- ---------

Non-interest-bearing liabilities:
  Non-interest-bearing deposits          1,224                             247                             397
  Other liabilities                      3,573                           4,345                           2,693
                                     ---------                       ---------                       ---------
     Total liabilities                 313,122                         273,894                           3,090
  Stockholders' equity                  58,685                          52,330                          29,908
                                     ---------                       ---------                       ---------
     Total liabilities and stock-
        holders' equity              $ 371,807                       $ 326,224                       $ 238,475
                                     =========                       =========                       =========

Average Balance Sheets Continued

                                                 1999                            1998                            1997
                                                 ----                            ----                            ----
                                      Average  Interest               Average  Interest               Average  Interest
                                                 and                              and                             and
                                      Balance  Dividends Yield/Cost   Balance  Dividends Yield/Cost   Balance  Dividends Yield/Cost
                                     --------- --------- ----------  --------- --------- ----------  --------- --------- ----------
                                                                          (Dollars in thousands)
Net interest income                               12,790                       $  11,681                       $   8,900
                                               =========                       =========                       =========

Interest rate spread                                           3.26%                           3.35%                           3.57%
                                                         ==========                      ==========                      ==========

Net interest margin                                            3.72%                           3.85%                           3.96%
                                                         ==========                      ==========                      ==========
Ratio of average interest-earning
  assets to average interest-bearing
  liabilities                                                111.62%                         112.57%                         109.36%
                                                         ==========                      ==========                      ==========

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

                                              Years Ended September 30, 1999           Years Ended September 30, 1998
                                              Compared to September 30, 1998,          Compared to September 30, 1997,
                                                Increase (Decrease) Due to              Increase (Decrease) Due to
                                            ----------------------------------       ----------------------------------

                                                               Rate/                                    Rate/
                                            Volume    Rate    Volume     Net         Volume    Rate    Volume     Net
                                            ------   ------   ------   -------       ------   ------   ------   -------
                                                                      (Dollars in thousands)
Interest-earning assets:
  Mortgage loans                            $1,776    ($682)   ($106)  $   988       $1,781    ($144)    ($26)  $ 1,611
  Commercial real estate                     1,018     (278)     (96)      644          532      261       66       859
  Commercial other                             208      (15)      (3)      190          318      (35)     (18)      265
  Consumer loans                               301     (178)     (26)       97          300     (143)     (23)      134
                                            ------   ------   ------   -------       ------   ------   ------   -------
     Total loans                             3,303   (1,153)    (231)    1,919        2,931      (61)      (1)    2,869
  Mortgage-backed securities and CMO's         519       89       11       619        1,170     (198)     (70)      902
  Investment securities                         44      (11)      (1)       32          948       25       70     1,043
  Interest-earning deposits                   (319)     (72)      26      (365)         675       (7)     (20)      648
  Other interest-earning assets                 83        2        1        86           79        -        -        79
                                            ------   ------   ------   -------       ------   ------   ------   -------
     Total net change in income on
        interest-earning assets              3,630   (1,145)    (194)    2,291        5,803     (241)     (21)    5,541
                                            ------   ------   ------   -------       ------   ------   ------   -------

     Interest-bearing liabilities:
        Savings accounts                         1       (4)       -        (3)          68      (19)      (2)       47
        NOW accounts                           230      161       58       449          144      (39)     (10)       95
        Certificates of deposit                 48     (473)      (3)     (428)         631       10        1       642
                                            ------   ------   ------   -------       ------   ------   ------   -------

     Total deposits                            279     (316)      55        18          843      (48)     (11)      784
                                            ------   ------   ------   -------       ------   ------   ------   -------

     Other interest-bearing liabilities      1,151       10        3     1,164        2,347     (137)    (234)    1,976
                                            ------   ------   ------   -------       ------   ------   ------   -------
     Total net change in expense on
        interest-bearing liabilities         1,430     (306)      58     1,182        3,190     (185)    (245)    2,760
                                            ------   ------   ------   -------       ------   ------   ------   -------

     Net change in net interest income      $2,200    ($839)   ($252)  $ 1,109       $2,613     ($56)  $  224   $ 2,781
                                            ======   ======   ======   =======       ======   ======   ======   =======

Liquidity and Capital Resources
-------------------------------

The Company's primary sources of funds are deposits, repayment of loan principal, and repayment of mortgage backed securities and CMOs, and, to a lesser extent, maturities of investment securities, and short-term investments and operations. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan repayments are more influenced by interest rates, general economic conditions, and competition. The Company attempts to price its deposits to meet its asset/liability objectives consistent with local market conditions. Excess balances are invested in overnight funds. In addition, the Company is eligible to borrow funds from the FHLB of Atlanta and has $20.9 million of available credit based on eligible collateral as of September 30, 1999. Under OTS regulations, a member thrift institution is required to maintain an average daily balance of liquid assets (cash, certain time deposits and savings accounts, bankers' acceptances, and specified U. S. government, state or federal agency obligations and certain other investments) equal to a monthly average of not less than a specified percentage of its net withdrawable accounts plus short-term borrowings. This liquidity requirement, which is currently 4.0%, may be changed from time to time by the OTS to any amount within the range of 4.0% to 10.0%, depending upon economic conditions and the savings flow of member associations. Monetary penalties may be imposed for failure to meet liquidity requirements. The liquidity of the Company at September 30, 1999, was 17.23%.

At September 30, 1999, the Bank exceeded the OTS' capital requirements.  See
Note 12 to the financial statements for discussion of these capital requirements.

The primary investing activity of the Company is lending. During the year ended September 30, 1999, the Company originated $93.5 million of loans and sold $7.5 million. The Company also purchased $30.6 million of loans. The retained originations were primarily funded by increases in deposits, principal repayments of loans and mortgage-backed securities and CMO's, FHLB Advances, and securities sold under agreements to repurchase.

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

The Company anticipates that it will have sufficient funds available through normal loan repayments to meet current loan commitments. At September 30, 1999, the Company had outstanding commitments to originate loans of approximately $10.6 million. The Company plans to spend approximately $400,000 in capital expenditures in fiscal year 2000.

Certificates of deposit scheduled to mature in one year or less at September 30, 1999, totaled $117.7 million. Based upon management's experience and familiarity with the customers involved and the Company's pricing policy relative to that of its perceived competitors, management believes that a significant portion of such deposits will remain with the Company.

The Company plans to repurchase up to 250,299 shares of its common stock during the first six months of fiscal year 2000. At approximately $22.00 per share, up to $5.5 million may be required

------------------------------------------

to fund the repurchase. The Company intends to fund the repurchase program through liquidation of some of its interest earning assets.

Year 2000 Considerations
------------------------

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

The Company's Year 2000 Committee consists of the Information Services Steering Committee, consisting of a representative of each user department. The committee coordinator makes a quarterly or, as major events are completed, progress report to the Board of Directors. The committee has developed and is implementing a comprehensive plan to make all information and non-information technology assets Year 2000 compliant. The plan is comprised of the following phases:

1. Awareness - Educational initiatives on Year 2000 issues and concerns. This phase is ongoing, especially as it relates to informing customers of the Company's Year 2000 preparedness. Additional emphasis has been placed on customer awareness during the fourth quarter of 1999 as the end of the year approaches. A company newsletter has been mailed to all customers, explaining the company's Y2K plan. Literature has been placed in the lobbies of all branches covering Y2K issues. Statement stuffers have been included in customer statements and banners have been placed at each branch reflecting the company's Y2K readiness.
2. Assessment - Inventory of all technology assets and identification of third-party vendors and service providers. This phase was completed as of September 30, 1997.
3. Renovation - Review of vendor and service providers responses to the Company's Year 2000 inquiries and development of a follow-up plan and timeline. This phase was completed as of December 31, 1998.
4. Validation - The Company has successfully completed the validation phase of the Y2K plan. Testing was completed on mission critical systems as of December 10, 1998. Baseline, future date and user acceptance tests were performed at a test site, using six critical dates, covering all applications used by the Company. Third party vendors were identified through software inventory and department interviews conducted by the Year 2000 coordinator. These applications were successfully tested and validated as of June 25, 1999. Tests were performed on site using Y2K compliant hardware and software. System dates were rolled to the dates deemed critical by the Company. Other parties whose Year 2000 compliance may effect the Company include the Federal Home Loan Bank of Atlanta, brokerage firms, the Company's ATM network provider, and the Company's pension plan administrator. These third parties have indicated their compliance. Where testing was not possible, the Company relied on certifications from vendors and service providers. The responses from all system vendors and other company's are monitored and tracked by computer.

-----------------------------------

5. Implementation - Replacement or repair of non-compliant technology. The Company has completed the readiness phase of the Y2K plan. All hardware and software the savings bank utilizes has been upgraded or replaced to be Y2K compliant. The readiness phase was completed by June 30, 1999, meeting Federal Financial Institutions Examination Council guidelines.

The Company estimated its total cost to replace computer equipment, software programs or other equipment that were not Year 2000 compliant to be approximately $150,000, of which $118,139 has been incurred as of September 30, 1999. System maintenance or modification costs are charged to expense as incurred, while the cost of new hardware, software or other equipment is capitalized and amortized over their estimated useful lives. The Company does not separately track the internal costs and time that its own employees spend on year 2000 issues, which are principally payroll costs.

Because the Company depends substantially on its computer systems and those of third parties, the failure of these systems to be Year 2000 compliant could cause substantial disruption of the Company's business and could have a material adverse financial impact on the Company. Failure to resolve Year 2000 issues presents the following risks to the Company which the Company believes is the most reasonably likely worst - case scenario:

1. The Company could lose customers to other financial institutions, resulting in a loss of revenue, if the Company's in-house computer system is unable to properly process customer transactions;

2. Governmental agencies, such as the Federal Home Loan Bank, and correspondent institutions could fail to provide funds to the Company, which could materially impair the Company's liquidity and affect the Company's ability to fund loans, and deposit withdrawals;

3. Concern on the part of depositors that Year 2000 issues could impair access to their deposit account balances could result in the Company experiencing deposit outflows prior to December 31, 1999; and

4. The Company could incur increased personnel costs if additional staff is required to perform functions that inoperative systems would have otherwise performed. Management believes that it is not possible to estimate the potential lost revenue due to the Year 2000 issue, as the extent and longevity of any potential problem cannot be predicted.

The Company has formulated a company-wide Y2K business resumption contingency plan that includes management efforts in the area of cash and liquidity planning for the time period prior to and immediately following the Year 2000. Business functions have been prioritized based on the probability of a system failure in that area and its impact to that function. The plan provides for the majority of institution functions to be supported at a reduced level in the event of a Y2K disaster. An alternate power source is in place to support item processing and data processing functions. An "event planning" timeline has been developed and is already operational with specific strategies documented for the time period from December 31, 1999 through January 3, 2000 and beyond.

-----------------------------------

Because a substantial portion of the Company's loan portfolio consists of loans to individuals rather than commercial enterprises, management believes that Year 2000 issues will not impair the ability of the Company's borrowers to repay their debt. An evaluation of the Company's commercial portfolio has been made and a determination made that in the event of losses from the commercial loans that could possibly be affected by Year 2000 failure, it would not have a significant impact on the Company's financial condition at this particular time. Each commercial borrower completes a Y2K work sheet and business plan referencing their Year 2000 plan.

The Company has no plans to contract with an independent or outside firm to conduct an analysis of its Year 2000 exposure. The Company's Year 2000 risk analysis and exposure are currently being assessed by the internal auditor and Year 2000 coordinator.

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

Market Risk and Asset and Liability Management
----------------------------------------------

Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises principally from interest rate risk inherent in its lending, investment, deposit and borrowing activities. Management actively monitors and manages its interest rate risk exposure. Although the Company manages other risks such as credit quality and liquidity risk in the normal course of business, management considers interest rate risk to be its most significant market risk that could potentially have the largest material effect on the Company's financial condition and results of operations. Other types of market risks such as foreign currency exchange rate risk and commodity price risk, do not arise in the normal course of the Company's business activities. The Company's profitability is affected by fluctuations in market interest rates. Management's goal is to maintain a reasonable balance between exposure to interest rate fluctuations and earnings. A sudden and substantial increase in interest rates may adversely impact the Company's earnings to the extent that the interest rates on interest-earning assets and interest-bearing liabilities do not change at the same rate, to the same extent or on the same basis. The Company monitors the impact of changes in interest rates on its net interest income using a test that measures the impact on net interest income and net portfolio value of an immediate change in interest rates in 100 basis point increments. Net portfolio value is defined as the net present value of assets, liabilities and off-balance sheet contracts. At September 30, 1999, the Company's calculations based on the information and assumptions produced for the analysis, suggested that a 200 basis point increase in rates would decrease net interest income over a 12-month period by 19.3% and reduce net portfolio value by 28.4% while a 200 basis point decline in rates would increase net interest income over a 12-month period by 17.5% and increase net portfolio value by 16.8% in the same period.

The following table is provided to the Company by the Federal Home Loan Bank
(FHLB) and illustrates the percent change in Net Present Value (NPV) as of September 30, 1999, based on FHLB assumptions. No effect has been given to any steps that the Company may take to counteract the effect of the interest rate movements presented in the table.

---------------------------------------------------------

                                                     Net Portfolio Value               NPV as Percent of
                                                                                       -----------------
                    Net Interest Income              Increase (Decrease)            Present Value of Assets
                    -------------------              -------------------            -----------------------

                                                                                       Basis
Basis Points (bp)                   %                                                  Point
Change In Rates      Amount      Change      Amount      $ Change      % Change      NPV Ratio      Change
---------------      ------      ------      ------      --------      --------      ---------      ------
300 bp              $ 6,244       (30.2)    $27,140      $(21,134)        (43.8)          7.93%       (523)
200 bp                7,222       (19.3)     34,563       (13,711)        (28.4)          9.85        (331)
100 bp                8,152        (8.9)     41,884        (6,390)        (13.2)         11.65        (150)
 0  bp                8.947                  48,274
(100 bp)              9,734         8.8      53,239         4,965          10.3          14.27         111
(200 bp)             10,515        17.5      56,397         8,123          16.8          14.94         179
(300 bp)             11,302        26.3      58,796        10,522          21.8          15.43         228

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

Interest Sensitive Asset and Liability Maturity Table

The following table presents the Company's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments' fair values at September 30, 1999. Certain assumptions about loan prepayment rates and deposit decay rates, among others, were utilized in the preparation of the table. There are shortcomings inherent in this method of analysis. For example, although a financial instrument may have a similar maturity or remaining term to repricing as another financial instrument, the two may react differently to changes in market interest rates. In the event of changes in interest rates, prepayments and withdrawals would likely deviate significantly from those assumed in the data underlying the table. (Dollar amounts in the table are in thousands.)

                                                                                    After 3
                                               Average    Within One   1 Year to    Years to     Beyond                   Fair
                                               -------
                                                Rate         Year       3 Years      5 Years     5 Years      Total       Value
                                                ----         ----       -------      -------     -------    ---------   ---------
Interest-sensitive assets:
  Loans receivable, net of loans in process
     and deferred loan fees                       7.90%   $  134,986   $  83,142    $ 26,068     $11,292    $ 255,488   $ 255,972
  Investment securities                           6.85%        1,008           -           -      15,228       16,236      16,236
  Mortgage-backed securities                      6.97%       22,795      12,003       8,141      15,446       58,385      58,385
  FHLB stock                                      7.50%        3,650           -           -           -            -       3,650
  FHLB overnight interest-bearing deposits        5.50%        8,523           -           -           -            -       8,523

Interest-sensitive liabilities:
  Interest bearing checking accounts              2.18%       11,671      15,561       2,593      29,160       58,985      58,437
  Savings accounts                                3.66%        8,347      18,040           -           -       26,387      26,353
  Certificates of deposits                        5.20%      117,723      16,890       1,273           -      135,886     136,019
  Advances from the FHLB                          4.90%       60,000      13,000           -           -       73,000      72,901
  Securities sold under agreement                 5.54%       20,254           -           -           -       20,254      20,254

Off balance sheet items:
  Commitments to extend credit                    7.42%       10,645           -           -           -       10,645      10,645
  Unused lines of credit                          9.07%       27,003           -           -           -       27,003      27,003
  Loans in process                                8.18%       16,204           -           -           -       16,204      16,204

                 [LETTERHEAD OF ELLIOTT, DAVIS & COMPANY, LLP]



              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
SouthBanc Shares, Inc. and Subsidiary
Anderson, South Carolina

     We have audited the accompanying consolidated balance sheets of SouthBanc Shares, Inc. and Subsidiary as of September 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SouthBanc Shares, Inc. and Subsidiary as of September 30, 1999 and 1998 and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1999 in conformity with generally accepted accounting principles.

                                               /s/ Elliott, Davis & Company, LLP



Elliott, Davis & Company, L.L.P.
Greenville, South Carolina
November 12, 1999

                    SouthBanc Shares, Inc. and Subsidiary
                          Consolidated Balance Sheets


                                                                                      September 30,
---------------------------------------------------------------------------------------------------------------
                                                                                1999                  1998
---------------------------------------------------------------------------------------------------------------
Assets
------
Cash and cash equivalents                                                   $ 15,546,360           $ 21,197,419
Investment securities available for sale                                      16,243,703             23,300,684
Federal Home Loan Bank stock, at cost                                          3,650,000              3,289,200
Mortgage-backed securities available for sale                                 58,384,541             73,933,292
Loans receivable                                                             255,488,141            219,896,116
Investment in limited partnership                                              1,575,373                825,373
Real estate acquired in settlement of loans                                      229,900                 88,965
Real estate held for development                                               2,095,903              1,909,394
Premises and equipment                                                         5,722,230              6,350,491
Accrued interest receivable
   Loans receivable                                                            1,860,838              1,697,058
   Mortgage-backed and other securities                                          453,968                527,823
Cash surrender value of life insurance                                         7,865,743              7,473,136
Other                                                                          3,034,571              2,039,982
                                                                            ------------           ------------

               Total Assets                                                 $372,151,271           $362,528,933
                                                                            ============           ============

Liabilities and Stockholders' Equity
------------------------------------
Deposits                                                                     221,257,085           $207,790,775
Advances from the Federal Home Loan Bank                                      73,000,000             56,000,000
Securities sold under agreements to repurchase                                20,254,436             20,173,933
Advance payments by borrowers for property taxes and insurance                   438,484                333,681
Accrued interest payable                                                       1,356,578              1,418,770
Accrued expenses and other liabilities                                         3,094,136              2,404,448
                                                                            ------------           ------------
               Total Liabilities                                             319,400,719            288,121,607
                                                                            ------------           ------------

Commitments and contingencies - Note 18

Stockholders' Equity
--------------------
Preferred stock ($0.01 par value; authorized 250,000 shares;
   none issued or outstanding at September 30, 1999 and 1998)                          -                      -
Common stock ($0.01 par value; authorized 7,500,000
   shares; issued and outstanding 4,322,030 and 4,306,410
   shares at September 30, 1999 and 1998, respectively.)                          43,220                 43,064
Additional paid-in capital                                                    57,741,324             57,470,324
Retained earnings, restricted                                                 22,351,722             18,154,380
Treasury stock - at cost (1,117,242 shares)                                 (22,515,585)
Accumulated other comprehensive income(loss), net                            (2,028,033)                180,009
Indirect guarantee of ESOP debt                                                (622,247)              (711,140)
Deferred compensation for Management
   Recognition Plan                                                          (2,219,849)              (729,311)
                                                                            ------------           ------------
               Total Stockholders' Equity                                     52,750,552             74,407,326
                                                                            ============           ============

               Total Liabilities and Stockholders' Equity                   $372,151,271           $362,528,933
                                                                            ============           ============

See accompanying notes to consolidated financial statements.

                     SouthBanc Shares, Inc. and Subsidiary
                       Consolidated Statements of Income

                                                                           For The Years Ended September 30,
---------------------------------------------------------------------------------------------------------------------
                                                                     1999                1998                1997
---------------------------------------------------------------------------------------------------------------------
Interest Income:
     Loans                                                       $19,193,986          $17,275,097         $14,406,160
     Mortgage-backed securities                                    4,824,104            4,204,475           3,302,541
     Other investments                                             2,210,086            2,457,233             687,736
                                                                 -----------          -----------         -----------
        Total interest income                                     26,228,176           23,936,805          18,396,437
                                                                 -----------          -----------         -----------

Interest expense:
     Interest on deposits:
        Transaction accounts                                       1,091,659              642,545             547,795
        Passbook accounts                                            633,809              637,206             590,738
        Certificate accounts                                       7,194,190            7,622,013           6,979,888
                                                                 -----------          -----------         -----------
        Total interest on deposits                                 8,919,658            8,901,764           8,118,421

     Interest on borrowings                                        4,518,201            3,353,810           1,377,960
                                                                 -----------          -----------         -----------
        Total interest expense                                    13,437,859           12,255,574           9,496,381
                                                                 -----------          -----------         -----------

Net interest income                                               12,790,317           11,681,231           8,900,056
Provision for loan losses                                            481,000              606,500             655,000
                                                                 -----------          -----------         -----------
Net interest income after provision for
     loan losses                                                  12,309,317           11,074,731           8,245,056
                                                                 -----------          -----------         -----------
Other income:
     Loan and deposit account service charges                      3,520,334            2,295,710           1,526,208
     Gain (loss) on sale of investments                             (146,281)             177,388            (307,534)
     Gain on sale of real estate acquired in
        settlement of loans                                           31,958               45,570              19,894
     Gain on sale of loans, net                                       88,070               20,797              12,509
     Gain on sale of real estate held for
        development                                                  355,018              114,716             298,731
     Loss on sale of premises and equipment                             (204)              (4,161)           (191,894)
     Earnings on bank owned life insurance                           436,181               92,343                   -
     Other                                                           862,906            1,018,249             497,042
                                                                 -----------          -----------         -----------
        Total other income                                         5,147,982            3,760,612           1,854,956
                                                                 -----------          -----------         -----------

Provision for (recapture of) losses on limited partnership          (750,000)           4,500,000                   -
                                                                 -----------          -----------         -----------
General and administrative expenses:
     Salaries and employee benefits                                4,752,741            4,294,678           3,926,888
     Occupancy                                                       587,364              509,465             486,776
     Furniture and equipment expense                               1,082,470            1,011,422             746,182
     FDIC insurance premiums                                         123,872              132,163             151,903
     Advertising                                                     215,084              247,081             351,694
     Data processing                                                 571,690              442,664             299,951
     Office supplies                                                 309,524              328,981             386,525
     Profit improvement program                                      487,915              442,556             119,208
     Other                                                         1,188,123            1,115,594             976,719
                                                                 -----------          -----------         -----------
        Total general and administrative expenses                  9,318,783            8,524,604           7,445,846
                                                                 -----------          -----------         -----------

Income before income taxes                                         8,888,516            1,810,739           2,654,166
Income taxes                                                       2,915,738              548,696             925,803
                                                                 -----------          -----------         -----------
Net income                                                       $ 5,972,778          $ 1,262,043         $ 1,728,363
                                                                 ===========          ===========         ===========

Basic earnings per common share                                  $      1.76          $      0.30         $      0.41
                                                                 ===========          ===========         ===========
Diluted earnings per common share                                $      1.67          $      0.29         $      0.40
                                                                 ===========          ===========         ===========
Weighted average shares outstanding:
     Basic                                                         3,386,851            4,199,237           4,174,528
                                                                 ===========          ===========         ===========
     Diluted                                                       3,570,156            4,406,381           4,322,815
                                                                 ===========          ===========         ===========
Cash dividends per common share                                  $      0.53          $      0.35         $      0.23
                                                                 ===========          ===========         ===========

See accompanying notes to consolidated financial statements.

                     SouthBanc Shares, Inc. and Subsidiary
                Consolidated Statements of Stockholders' Equity
                Years Ended September 30, 1999, 1998, and 1997

                                                                                                    Accumulated
                                                                                                    Other
                                                                      Additional     Retained       Comprehensive
                                        Common        Common          Paid-in        Earnings       Income (Loss),
                                        Shares        Stock           Capital        Restricted     Net
------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1996             1,504,601   $ 1,504,601     $11,696,679    $17,607,269      $  (816,855)

Net Income                                        -             -               -      1,728,363                -

Other comprehensive income:
  Unrealized gain on securities, net              -             -               -              -          802,306
  Reclassification adjustment for
  losses realized in net income, net              -             -               -              -          202,972

Comprehensive income                              -             -               -              -                -

Exercise of stock options                     4,272         4,272          38,448              -                -
Reduction of ESOP debt                            -             -               -              -                -
ESOP compensation expense                         -             -          32,152              -                -
Purchase of common stock for MRP                  -             -               -              -                -
Earned portion of MRP                             -             -               -              -                -
Dividends on common stock                         -             -               -       (953,866)               -
Offering expenses for the sale of
  common stock                                    -             -        (115,362)             -                -
                                        -----------   -----------     -----------    -----------      -----------
Balance at September 30, 1997             1,508,873     1,508,873      11,651,917     18,381,766          188,423

Net income                                        -             -               -      1,262,043                -
Other comprehensive income:
  Unrealized gain on securities, net              -             -               -              -          108,662
  Reclassification adjustment for
  gains realized in net income, net               -             -               -              -         (117,076)
Comprehensive income                              -             -               -              -                -

Exercise of stock options                     1,317         1,317          31,937              -                -
Reduction of ESOP debt                            -             -               -              -                -
ESOP compensation expense                         -             -         187,592              -                -
Purchase of common stock for MRP                  -             -               -              -                -
Earned portion of MRP                             -             -               -              -                -
Dividends on common stock                         -             -               -     (1,489,429)               -
Sale of common stock (less offering
  expenses of $1,494,488)                 2,281,312        22,813      44,108,939              -                -
Shares issued in reorganization and
  par value adjustments                     514,908    (1,489,939)      1,489,939              -                -
                                        -----------   -----------     -----------    -----------      -----------
Balance at September 30, 1998             4,306,410        43,064      57,470,324     18,154,380          180,009

                                                      Indirect
                                                      Guarantee       Deferred
                                                      of              Compensation
                                        Treasury      ESOP            for
                                        Stock         Debt            MRP            Total
                                        -----------   -----------     -----------    -----------
Balance at September 30, 1996                     -   $  (900,900)    $         -    $29,090,794
                                                                                     -----------
Net Income                                        -             -               -      1,728,363
Other comprehensive income:
  Unrealized gain on securities,  net             -             -               -        802,306
  Reclassification adjustment for
  losses realized in net income, net              -             -               -        202,972
                                                                                     -----------
Comprehensive income                              -             -               -      2,733,641

Exercise of stock options                         -             -               -         42,720
Reduction of ESOP debt                            -        96,876               -         96,876
ESOP compensation expense                         -             -               -         32,152
Purchase of common stock for MRP                  -             -        (404,093)      (404,093)
Earned portion of MRP                             -             -          78,881         78,881
Dividends on common stock                         -             -               -       (953,866)
Offering expenses for the sale of
  common stock                                    -             -               -       (115,362)
                                        -----------   -----------     -----------    -----------
Balance at September 30, 1997                     -      (804,024)       (325,212)    30,601,743
                                                                                     -----------
Net income                                        -             -               -      1,262,043
Other comprehensive income:
  Unrealized gain on securities, net              -             -               -        108,662
  Reclassification adjustment for
  gains realized in net income, net               -             -               -       (117,076)
                                                                                     -----------
Comprehensive income                              -             -               -      1,253,629

Exercise of stock options                         -             -               -         33,254
Reduction of ESOP debt                            -        92,884               -         92,884
ESOP compensation expense                         -             -               -        187,592
Purchase of common stock for MRP                  -             -        (616,558)      (616,558)
Earned portion of MRP                             -             -         212,459        212,459
Dividends on common stock                         -             -               -     (1,489,429)
Sale of common stock (less offering
  expenses of $1,494,488)                         -             -               -     44,131,752
Shares issued in reorganization and
  par value adjustments                           -             -               -
                                        -----------   -----------     -----------    -----------

Balance at September 30, 1998                     -      (711,140)       (729,311)    74,407,326
                                                                                     -----------

                     SouthBanc Shares, Inc. and Subsidiary
                Consolidated Statements of Stockholders' Equity
                Years Ended September 30, 1999, 1998, and 1997

                                                                                                    Accumulated
                                                                                                    Other
                                                                      Additional     Retained       Comprehensive
                                       Common         Common          Paid-in        Earnings       Income (Loss),
                                       Shares         Stock           Capital        Restricted     Net
------------------------------------------------------------------------------------------------------------------
Net income                                         -             -               -      5,972,778              -
Other comprehensive income                         -             -               -              -              -
  Unrealized loss on securities, net               -             -               -              -     (2,304,587)
  Reclassification adjustment for                  -             -               -              -
  losses realized in net income, net               -             -               -              -         96,545

Comprehensive income                               -             -               -              -              -

Exercise of stock options                     15,620           156          68,057              -              -
Reduction of ESOP debt                             -             -               -              -              -
ESOP compensation expense                          -             -         180,130              -              -
Earned portion of MRP                              -             -               -              -              -
Dividends on common stock                          -             -               -     (1,775,436)             -
Transfer from Treasury Stock to  MRP               -                        22,813                             -
Purchase of Treasury Stock                         -             -               -              -              -
                                       -------------  ------------    ------------   ------------   ------------
Balance at September 30, 1999          $   4,322,030  $     43,220    $ 57,741,324   $ 22,351,722    ($2,028,033)
                                       =============  ============    ============   ============   ============

                                                            Indirect
                                                            Guarantee       Deferred
                                                            of              Compensation
                                             Treasury       ESOP            for
                                             Stock          Debt            MRP            Total
                                             -------------  ------------    ------------   ------------
Net income                                               -             -               -      5,972,778
Other comprehensive income                               -             -               -
     Unrealized loss on securities, net                  -             -               -     (2,304,587)
     Reclassification adjustment for                     -             -               -
     losses realized in net income, net                  -             -               -         96,545
                                                                                            -----------
Comprehensive income                                     -             -               -      3,764,736
Exercise of stock options                                -             -               -         68,213
Reduction of ESOP debt                                   -        88,893               -         88,893
ESOP compensation expense                                -             -               -        180,130
Earned portion of MRP                                    -             -         362,790        362,790
Dividends on common stock                                -             -               -     (1,775,436)
Transfer from Treasury Stock to MRP              1,830,515             -      (1,853,328)             -
Purchase of Treasury Stock                     (24,346,100)            -               -    (24,346,100)
                                             -------------  ------------    ------------   ------------

Balance at September 30, 1999                 ($22,515,585)    ($622,247)    ($2,219,849)   $52,750,552
                                             =============  ============    ============   ============

See accompanying notes to consolidated financial statements.

                     SouthBanc Shares, Inc. and Subsidiary
                     Consolidated Statements of Cash Flows

                                                                                    For The Years Ended September 30,
---------------------------------------------------------------------------------------------------------------------------------
                                                                          1999                   1998                    1997
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net income                                                      $  5,972,778           $   1,262,043          $    1,728,363
     Adjustments to reconcile net income to net
        cash provided by operating activities:
           Depreciation                                                   877,133                 843,389                 647,848
           Accretion, Net                                                (918,562)               (768,076)               (136,529)
           Provision for loan losses                                      481,000                 606,500                 655,000
           Loss (earnings) on investment in limited partnership                 -                (140,413)               (184,960)
           Provision for (recapture of) losses on limited
                 partnership                                             (750,000)              4,500,000                       -
           (Gain) loss on sale of investments, net                        146,281                (177,388)                307,534
           Gain on sale of real estate                                    (31,958)                (45,570)                (19,894)
           Gain on sale of loans, net                                     (88,070)                (20,797)                (12,509)
           Gain on sale of real estate held for development              (355,018)               (114,716)                      -
           Loss on sale of premises and equipment                             204                   4,161                 191,894
           Deferred compensation                                          542,920                 395,941                 111,033
           Increase in accrued interest receivable and other
                 assets                                                (1,084,514)             (2,126,635)                (46,895)
           Increase (decrease) in other liabilities                       627,496                (986,822)              5,848,313
                                                                     ------------           -------------          --------------
                 Net cash provided by operating activities              5,419,690               3,231,617               9,089,198
                                                                     ------------           -------------          --------------

Cash flows from investing activities:
     Increase in loans receivable, net                                (13,414,267)            (21,497,351)            (12,676,474)
     Purchases of loans receivable                                    (30,624,420)            (54,055,109)            (31,960,810)
     Purchase of mortgage-backed securities                           (35,405,460)            (80,440,920)            (18,760,688)
     Purchases of investment securities                                (7,342,712)            (26,071,961)            (11,181,806)
     Purchase of investments in limited partnership                             -                (181,125)             (4,818,875)
     Purchase of life insurance                                                 -              (7,390,000)                      -
     Purchases of FHLB stock                                           (2,160,800)             (2,442,100)             (1,306,300)
     Purchase of premises and equipment                                  (249,576)               (924,376)             (2,281,841)
     Sales of loans receivable                                          7,476,562              28,516,313               5,746,769
     Proceeds from redemption of FHLB stock                             1,800,000                 802,900                 650,000
     Principal repayments on mortgage-backed securities                32,408,342              19,316,915               4,412,449
     Proceeds from maturities of investment securities                    500,000              14,710,657               2,550,000
     Proceeds from sale of mortgage-backed securities,
        available for sale                                             16,777,939              22,844,186              22,570,776
     Proceeds from sale of investment securities,
        available for sale                                             13,839,255                 430,298                       -
     Proceeds from the sale of premises and equipment                         500                  20,800                       -
     Proceeds from sale of real estate owned                              468,193                 282,325                  95,186
     Proceeds from sale of real estate held for development               924,044               1,213,625               1,149,353
     Capital improvements of real estate held for development            (755,535)               (724,265)             (2,027,247)
                                                                     ------------           -------------          --------------
                 Net cash used in investing activities                (15,757,935)           (105,589,188)            (47,839,508)
                                                                     ------------           -------------          --------------

                                   Continued

                     SouthBanc Shares, Inc. and Subsidiary
                     Consolidated Statements of Cash Flows

                                                                                    For The Years Ended September 30,
------------------------------------------------------------------------------------------------------------------------------
                                                                          1999                   1998                 1997
------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
     Increase in deposit accounts                                   $ 13,466,310           $   6,759,773          $ 40,963,515
     Proceeds from FHLB advances                                      89,000,000             153,813,120            68,000,000
     Repayment of FHLB advances                                      (72,000,000)           (112,813,120)          (69,000,000)
     Proceeds from securities sold under agreements to
        repurchase                                                        80,503              20,173,933                     -
     Proceeds from the sale of stock subscriptions                             -              45,659,494                     -
     Payment of stock offering costs                                                          (1,494,488)              (72,642)
     Purchase of Treasury Stock                                      (24,346,100)                      -                     -
     Proceeds from exercise of stock options                              68,213                  33,254                42,720
     Purchase of stock for MRP                                                 -                (616,558)             (404,093)
     Repayments of ESOP loan                                              88,893                  92,884                96,876
     Dividends paid on common stock                                   (1,775,436)             (1,489,429)             (953,866)
     Increase (decrease) in advance payments by borrowers
        for property taxes and insurance                                 104,803                 (63,205)               (7,436)
                                                                    ------------           -------------          ------------
                 Net cash provided by financing activities             4,687,186             110,055,658            38,665,074

Net increase (decrease) in cash and cash equivalents                  (5,651,059)              7,698,087               (85,236)

Cash and cash equivalents, beginning of year                          21,197,419              13,499,332            13,584,568
                                                                    ------------           -------------          ------------

Cash and cash equivalents, end of year                              $ 15,546,360           $  21,197,419          $ 13,499,332
                                                                    ============           =============          ============

Supplemental disclosures:
     Cash paid during the year for
        Interest                                                    $ 13,500,051           $  12,199,287          $  9,537,349
                                                                    ============           =============          ============
        Taxes                                                       $  2,862,964           $   1,668,726          $    641,000
                                                                    ============           =============          ============

Noncash investing activities:
     Additions to real estate acquired in settlement of loans       $    577,170           $     158,609          $    233,748
                                                                    ============           =============          ============
     Loans receivable exchanged for mortgage-backed
        securities                                                  $          -           $   5,167,985          $          -
                                                                    ============           =============          ============
     Change in unrealized net gain (loss) on securities
        available for sale, net of tax                              $ (2,208,042)          $      (8,414)         $  1,005,278
                                                                    ============           =============          ============
     Increase (decrease) in Employee Stock
        Ownership Plan debt guaranteed by the
        Bank                                                        $     88,893           $     (92,884)         $    (96,876)
                                                                    ============           =============          ============

See accompanying notes to consolidated financial statements.

                            SouthBanc Shares, Inc.
                  Notes to Consolidated Financial Statements

(1)  Organization and Summary of Significant Accounting Policies
     -----------------------------------------------------------

     In September 1997, SouthBanc Shares, Inc. ("Company"), a Delaware Corporation, was formed at the direction of Perpetual Bank, A Federal Savings Bank, ("Bank") to become the holding company for the Bank in connection with the conversion of the Bank's parent mutual holding company, SouthBanc Shares, M.H.C. ("MHC"), to a stock form of organization. The conversion and reorganization was consummated on April 14, 1998. The Company exchanged 2.85164 shares of its common stock for each outstanding share of common stock held by stockholders of the Bank other than the MHC. The additional 2,281,312 shares of common stock were sold at $20.00 per share for gross proceeds of $45,626,240, less offering cost of $1,494,488 resulting in net proceeds of $44,131,752.

     Consolidation
     -------------

     The accompanying consolidated financial statements include the accounts of the Company, the Bank and its wholly owned subsidiaries, United Service Corporation of Anderson, Inc. ("USC"), which primarily engages in real estate development, and Mortgage First Service Corporation, which holds an equity investment in a mortgage banking company (collectively the Company). USC has a wholly-owned subsidiary, United Investment Services, Inc., which primarily engages in brokerage service. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Loans Receivable
     ----------------

     Loans receivable are stated at their unpaid principal balances less the allowance for loan losses, and net of deferred loan origination fees and discounts. The Company provides for loan losses on the allowance method. Accordingly, all loan losses are charged to the related allowance and all recoveries are credited to the allowance. Additions to the allowance for loan losses are provided by charges to operations based on various factors which, in management's judgment, deserve current recognition in estimating losses. Such factors considered by management include the market value of the underlying collateral, growth and composition of the loan portfolios, the relationship of the allowance for loan losses to outstanding loans, loss experience, delinquency trends and economic conditions. Management evaluates the carrying value of loans periodically and the allowance is adjusted accordingly. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making evaluations. Allowances for loan losses are subject to periodic evaluation by various regulatory authorities and may be subject to adjustment upon their examination.

     Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," requires that creditors value all specifically reviewed loans for which it is probable that the creditors will be unable to collect all amounts due according to the terms of the loan agreement at either the present value of expected cash flows discounted at the loan's effective interest rate, or if more practical, the market price or value of the collateral. If the resulting value of the impaired loan is less than the recorded balance, the

     ----------------------------------------------------------------------

     Loans Receivable, Continued
     ---------------------------

     impairment must be recognized by creating a valuation allowance for the difference and recognizing a corresponding bad debt expense. SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," amends SFAS No. 114 to allow a creditor to use existing methods for recognizing interest income on an impaired loan and requires additional disclosures about how a creditor recognizes interest income related to impaired loans. The Company adopted the provisions of SFAS No. 114 and No. 118 effective October 1, 1995. The adoption of these standards required no increase to the reserve for loan losses and had no impact on net income.

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

     Investment and Mortgage-Backed Securities
     ------------------------------------------

     SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. These investments are classified in three categories and are accounted for as follows: (a) debt securities that the Company has the positive intent and ability to hold to maturity are classified as held for investment and reported at amortized cost; (b) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and (c) debt and equity securities not classified as either held for investment securities or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a component of accumulated other comprehensive income in stockholders' equity. The Company has no securities classified as held for investment or trading. SFAS No. 115 may cause fluctuations in stockholders' equity based on changes in values of debt and equity securities classified as available for sale.

     Securities classified as available for sale will be considered in the Company's asset/liability management strategies and may be sold in response to changes in interest rates, liquidity

     ----------------------------------------------------------------------

     Investment and Mortgage-Backed Securities, Continued
     ----------------------------------------------------

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

     Investment In Limited Partnership
     ---------------------------------

     Investment in limited partnership represents an equity investment in a limited partnership in which the Company owned more than 20% but not in excess of 50% of the limited partnership and is accounted for under the equity method. Accordingly, the Company records 20.625% of the partnership's profits and losses in the consolidated statement of income.

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

     ----------------------------------------------------------------------

     Income Taxes
     ------------

     The provision for income taxes is based upon income and expense reported for financial statement purposes after adjustment for permanent differences such as tax-exempt interest income.

     When income and expenses are recognized in different periods for financial reporting purposes than for income tax purposes, deferred taxes are provided in recognition of these temporary differences. The Company computes its income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method to record income taxes. The liability method calculates the effect of tax rates expected to be in place when the related temporary differences reverse. Subsequent changes in tax rates will require adjustment to these deferred tax assets and liabilities.

     Stock Based Compensation
     ------------------------

     The Company has adopted the disclosure provisions of SFAS No. 123 "Accounting for Stock Based Compensation." The statement permits the Company to continue accounting for stock based compensation as set forth in Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees," provided the Company discloses the pro forma effect on net income and earnings per share of adopting the full provisions of SFAS No. 123. Accordingly, the Company continues to account for stock based compensation under APB Opinion 25 and has provided the required pro forma disclosures.

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

     Risks and Uncertainties
     -----------------------

     In the normal course of its business, the Company encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from the borrowers' inability or unwillingness to make contractually required payments. Credit risk also applies to investment securities and mortgage-backed securities should the issuer of the security be unable to make principal and interest payments. Market risk reflects changes in the value of collateral underlying loans receivable, the valuation of real estate held by the Company and the valuation of investment securities.

     ----------------------------------------------------------------------

     Risks and Uncertainties, Continued
     ----------------------------------

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

     Recently Issued Accounting Standards
     ------------------------------------

     In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." All derivatives are to be measured at fair value and recognized in the balance sheet as assets or liabilities. This statement's effective date was delayed by the issuance of SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS 133," and is effective for fiscal years and quarters beginning after June 15, 2000. The Company does not expect that the adoption of SFAS No. 133 will have a material impact on the presentation of the Company's financial results or financial position.

     In February 1999, the FASB issued SFAS No. 135, "Rescission of SFAS 75 and Technical Corrections." This statement provides technical corrections for previously issued statements and rescinds SFAS No. 75, which provides guidance related to pension plans of state and local governmental units. SFAS No. 135 is effective for fiscal years ending after February 15, 1999. The adoption of SFAS 135 did not have a material impact on the presentation of the Company's financial results or financial position.

     In June 1999, the FASB issued SFAS No. 136, "Transfers of Assets to a Not-for-Profit Organization or Charitable Trust that Raises or Holds Contributions for Others." This statement establishes standards for transactions in which an entity makes a contribution by transferring assets to a not-for-profit organization or a charitable trust and then requires these contributions to be used in specified manner. SFAS No. 136 is effective for fiscal periods beginning after December 15, 1999. The Company does not expect that the adoption of SFAS No. 136 will have a material impact on the presentation of the Company's financial results or financial position.

     Reclassification
     ----------------

     Certain reclassifications of accounts reported for previous periods have been made in these consolidated financial statements. Such reclassifications had no effect on stockholders' equity or the net income as previously reported.

(2)  Cash and Cash Equivalents
     -------------------------

     Cash and cash equivalents consisted of the following at September 30, 1999 and 1998:

                                                 1999         1998
                                                 ----         ----
      Working funds                          $ 3,949,305  $ 3,518,448
      Noninterest-earning demand deposits      3,074,324    3,709,229
      Interest-earning overnight deposits      8,522,731   13,969,742
                                             -----------  -----------

                                             $15,546,360  $21,197,419
                                             ===========  ===========

(3)  Investment In Limited Partnership
     ---------------------------------

     At September 30, 1999, the Company's investment in the limited partnership consisted of a 20.625% interest in Dovenmuehle Mortgage Company Limited Partnership which invests in mortgage servicing rights. The Company committed and invested $5.0 million in Dovenmuehle in December 1996. The Company has no obligation to contribute additional amounts to the limited partnership and has no additional or potential future liability to the limited partnership in excess of the commitment amount. External market appraisals of the limited partnership are reviewed quarterly. Based on review of these independent valuations, reserves have been recorded to report the investment at its approximate fair value. In 1998, the Company established a $4.5 million loss reserve for the limited partnership investment due to declines in market interest rates which impaired the valuation of the mortgage servicing rights. In 1999, the Company decreased the loss reserve $750,000 due to increases in market interest rates which improved the valuation of the mortgage servicing rights. The investment was valued at $1,575,373 and $825,373 at September 30, 1999 and 1998,
     respectively. The investment may be subject to future declines in value depending upon performance and market conditions.

(3)  Investment In Limited Partnership
     ---------------------------------

     The table below contains the summarized financial information of Dovenmuehle (unaudited):

                                      FOR THE YEARS ENDED SEPTEMBER 30,
                                      ---------------------------------

Condensed Operations Statement              1999           1998
                                            ----           ----
Service Fees                             $ 6,046,437  $   7,585,911
Other Income                               1,580,909      1,778,192
                                         -----------  -------------
 Total Income                            $ 7,627,346  $   9,364,103

Servicing Expense                          1,593,516      1,937,430
Purchased Mortgage Servicing Rights
 Amortization                              1,404,648     21,088,038
Other Expense                              1,957,950      2,065,079
                                         -----------  -------------
 Total Expense                             4,956,114     25,090,547
                                         -----------  -------------

  Net Gain (Loss)                        $ 2,671,232   ($15,726,444)
                                         ===========  =============


                                             AT SEPTEMBER 30,
                                             ----------------

Condensed Balance Sheet                     1999           1998
                                            ----           ----
Cash                                     $   259,120  $     577,341
Accounts Receivable                          960,644      1,626,123
Purchased Mortgage Servicing Rights       25,881,063     27,220,384
Other Assets                                 321,562        397,726
Organizational Costs                          40,302         40,882
                                         -----------  -------------
 Total Assets                            $27,462,691  $  29,862,456
                                         ===========  =============

Accounts Payable                         $   813,499  $   1,464,496
Long Term Debt                            14,560,000     18,980,000
Shareholders' Equity                      12,089,192      9,417,960
                                         -----------  -------------
  Total Liabilities and Shareholders'
  Equity                                 $27,462,691  $  29,862,456
                                         ===========  =============

(4)  Investment and Mortgage-Backed Securities Available for Sale
     ------------------------------------------------------------

     The Company had securities available for sale as follows:


                                                        Gross        Gross
                                          Amortized   Unrealized  Unrealized     Fair
                                            Cost        Gains       Losses       Value
                                            ----        -----       ------       -----
      September 30, 1999
      ------------------
      Investment securities:
         FHLB Zero Coupon Bond           $ 6,158,388  $        -  $  507,946  $ 5,650,442
         U.S. Treasury Note                1,009,129           -       1,004    1,008,125
         Stock Mutual Fund                 1,043,000           -           -    1,043,000
         Equity Investments                  150,000           -      43,125      106,875
         Municipal Bond                    3,289,905           -     502,065    2,787,840
         Agency Callable Bond              2,000,000           -           -    2,000,000
         Trust Preferred Bonds             4,022,800           -     375,379    3,647,421
                                         -----------  ----------  ----------  -----------
                                         $17,673,222  $        -  $1,429,519  $16,243,703
                                         ===========  ==========  ==========  ===========

      Mortgage-backed securities:
         FHLMC and FNMA
           fixed rate                    $10,259,848  $   28,445  $  211,409  $10,076,884
         GNMA Fixed Rate                  27,490,755           -   1,036,099   26,454,656
         FNMA Adjustable Rate                280,539           -       3,306      277,233
         Private label collateralized
           mortgage obligations
           (CMOs)                         11,439,739      24,442       9,972   11,454,209
         Agency CMOs                      10,556,918           -     435,359   10,121,559
                                         -----------  ----------  ----------  -----------

                                         $60,027,799  $   52,887  $1,696,145  $58,384,541
                                         ===========  ==========  ==========  ===========

     -----------------------------------------------------------------------


                                                        Gross       Gross
                                          Amortized   Unrealized  Unrealized     Fair
                                            Cost        Gains       Losses       Value
                                            ----        -----       ------       -----
      September 30, 1998
      ------------------

      Investment securities:
         FHLB Zero Coupon Bond           $ 5,706,038    $122,905    $ 30,393  $ 5,798,550
         U.S. Treasury Note                  500,000         940           -      500,940
         Stock Mutual Fund                   993,695           -           -      993,695
         Equity Investments                1,732,524           -      86,274    1,646,250
         Municipal Bond                    6,128,961      22,679           -    6,151,640
         Bank Preferred Stock              3,152,581      27,419           -    3,180,000
         Trust Preferred Bonds             5,028,292      20,000      18,683    5,029,609
                                         -----------    --------    --------  -----------
                                         $23,242,091    $193,943    $135,350  $23,300,684
                                         ===========    ========    ========  ===========

      Mortgage-backed securities:
         FHLMC and FNMA
            fixed rate                   $14,695,509    $163,306    $      -  $14,858,815
         GNMA Fixed Rate                   4,697,785       7,137           -    4,704,922
         GNMA Adjustable Rate             12,075,269     106,180           -   12,181,449
         FNMA Adjustable Rate                357,267           -      11,508      345,759
         Private label collateralized
           mortgage obligations
           (CMOs)                         16,706,471      66,367      22,737   16,750,101
         Agency CMOs                      25,186,843      67,158     161,755   25,092,246
                                         -----------    --------    --------  -----------
                                         $73,719,144    $410,148    $196,000  $73,933,292
                                         ===========    ========    ========  ===========

   The amounts of scheduled maturities of investments and mortgage-backed securities at September 30, 1999 were as follows:

                                                 Amortized          Fair
                                                   Cost             Value
                                                   ----             -----
      Less than one year                        $ 1,009,129      $ 1,008,125
      One year to ten years                         169,086          176,113
      Ten to twenty years                        17,778,093       16,613,881
      Twenty to twenty-five years                18,170,727       17,976,033
      Twenty-five to thirty years                39,373,563       37,696,794
      No stated maturity                          1,200,423        1,157,298
                                                -----------      -----------
                                                $77,701,021      $74,628,244
                                                ===========      ===========

      The amortized cost and fair value of investment and mortgage-backed securities available for sale at September 30, 1999 by contractual maturity are shown above. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

     -----------------------------------------------------------------------

     At September 30, 1999 and 1998, $656,035 and $300,000, respectively, of securities were pledged as collateral for certain deposits.


     Proceeds from sales of securities available for sale and the related gross realized gains and losses were as follows:

                                                                 For The Years Ended September 30,
                                                               ---------------------------------
                                                            1999              1998              1997
                                                            ----              ----              ----
          Proceeds from sales of securities              $30,617,194       $23,274,484       $22,570,776
          Gross realized gains                               449,953           226,884             7,866
          Gross realized losses                              596,234            49,496           315,400

(5)      Loans Receivable
         ----------------

     Loans receivable at September 30, 1999, and 1998 are summarized as follows:

                                                           1999           1998
                                                           ----           ----
          First mortgage loans, substantially all
             one to four family                        $131,952,534    $118,624,939
          Construction                                   41,141,117      33,746,675
          Commercial real estate                         48,107,184      35,069,154
          Loan participations purchased                  11,572,799      12,492,101
          Home improvement loans                          1,453,977       2,122,370
          Commercial loans                               15,441,282      11,155,726
          Consumer loans                                 20,692,077      19,134,765
          Loans secured by deposits                       1,377,831       1,583,465
                                                       ------------    ------------
                                                        271,738,801     233,929,195
          Less:
             Deferred loan fees, net                        317,371         272,752
             Allowance for loan losses                    2,617,662       2,374,044
             Undisbursed loans in process                13,315,627      11,386,283
                                                       ------------    ------------
                  Loans receivable, net                $255,488,141    $219,896,116
                                                       ============    ============

     Changes in the allowance for loan losses for the years ended September 30, 1999, 1998, and 1997 are summarized as follows:

                                       1999         1998         1997
                                       ----         ----         ----
      Balance, beginning of year    $2,374,044   $1,886,243   $1,534,773
      Provision for loan losses        481,000      606,500      655,000
      Charge-offs                     (275,583)    (174,183)    (332,194)
      Recoveries                        38,201       55,484       28,664
                                    ----------   ----------   ----------
            Balance, end of year    $2,617,662   $2,374,044   $1,886,243
                                    ==========   ==========   ==========

     Loans serviced for others amounted to approximately $59,990,000, $74,877,000, and $62,148,000 at September 30, 1999, 1998, and 1997,
     respectively.

     At September 30, 1999 and 1998, the Company had $-0- in loans receivable, which were ninety days or more delinquent and accruing interest.

     ----------------------------

     At September 30, 1999, 1998 and 1997, the Company had approximately $2,357,000, $1,175,000, and $403,000, respectively, in non-accrual loans.
     The amount of interest income that would have been recognized had these loans performed according to their contractual terms amounted to approximately $209,000, $110,000, and $19,000, during the years ended September 30, 1999, 1998, and 1997, respectively. The actual interest income recognized on these loans amounted to approximately $103,000, $26,000, and $11,000 during the years ended September 30, 1999, 1998, and 1997, respectively.

     At September 30, 1999, 1998, and 1997, the carrying value of loans that are considered to be impaired under SFAS No. 114 totaled approximately $2,587,000, $1,264,000, and $517,000, respectively. Impairments on these loans are included in loan losses. The average balance of impaired loans was $2,111,000, $1,339,000, and $512,000, for years ended September 30,
     1999, 1998 and 1997, respectively. Interest income recognized on impaired loans was $103,087, $26,489, and $68,414, for years ended September 30, 1999, 1998 and 1997, respectively.

     Activity in loans to officers, directors and other related parties for the years ended September 30, 1999, 1998 and 1997 is summarized as follows:

                                         1999         1998        1997
                                         ----         ----        ----
      Balance at beginning of year    $  917,014    $925,503   $ 975,762
      New loans                          572,000      88,000     143,923
      Repayments                        (243,989)    (96,489)   (194,182)
                                      ----------    --------   ---------

      Balance at end of year          $1,245,025    $917,014   $ 925,503
                                      ==========    ========   =========

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

(6)  Real Estate
     -----------

     Real estate is summarized at September 30, 1999 and 1998 as follows:

                                                        1999         1998
                                                        ----         ----
      Real estate held for development                $2,095,903  $1,909,394
      Real estate acquired in settlement of loans        229,900      88,965
                                                      ----------  ----------

                                                      $2,325,803  $1,998,359
                                                      ==========  ==========

     Real estate held for development is comprised of four projects. At September 30, 1999, the net investment in two single family residential subdivisions was $1,262,966 compared to $978,928 at September 30, 1998, and the net investment in two commercial real estate

     ----------------------

     development projects at September 30, 1999 was $832,937 compared to $930,466 at September 30, 1998.

(7)  Premises and Equipment
     ----------------------

     Premises and equipment are summarized at September 30, 1999 and 1998 as follows:


                                               1999          1998
                                               ----          ----
      Land                                 $   871,242   $   871,242
      Office and other buildings             3,750,102     3,716,123
      Furniture, fixtures and equipment      5,436,934     5,174,312
                                           -----------   -----------
                                            10,058,278     9,761,677
      Less accumulated depreciation         (4,336,048)   (3,411,186)
                                           -----------   -----------

                                           $ 5,722,230   $ 6,350,491
                                           ===========   ===========

     Depreciation expense was $877,133, $843,389, and $647,848 for the years ended September 30, 1999, 1998, and 1997, respectively.

(8)  Deposits
     --------

     Deposits outstanding by type of account and range of interest rates at September 30, 1999 and 1998 are summarized as follows:

                                                               1999                               1998
                                                ---------------------------------   -------------------------------
                                                                    Range of                         Range of
                                                                    Interest                         Interest
                                                   Balance            Rates          Balance           Rates
                                                   -------            -----          -------           -----
      Non-interest bearing checking accounts    $ 15,729,029             -          $ 15,198,169           -
      Interest-bearing checking accounts          43,255,605       1.21% - 3.49%      35,795,875     1.21% - 5.01%
      Passbook accounts                           26,386,582       2.12% - 4.59%      25,203,536     2.12% - 3.04%
                                                ------------                        ------------
                                                  85,371,216                          76,197,580

      Certificate accounts                       135,885,869       2.28% - 8.00%     131,593,195     2.50% - 8.00%
                                                ------------                        ------------

                                                $221,257,085                        $207,790,775
                                                ============                        ============

      Weighted average interest rate                                  4.08%                             4.35%
                                                                      ====                              ====

     -------------------

     The amounts of scheduled maturities of certificate accounts at September 30, 1999 and 1998 were as follows:

                                              1999          1998
                                              ----          ----
      Maturing within one year            $117,722,833  $ 96,866,360
      Maturing one through three years      16,889,586    34,348,026
      Maturing after three years             1,273,450       378,809
                                          ------------  ------------

                                          $135,885,869  $131,593,195
                                          ============  ============

     At September 30, 1999, 1998 and 1997, the aggregate amounts of time deposits of $100,000 or more amounted to $20,175,089, $17,412,810, and
     $18,540,473, and, respectively. Interest paid on time deposits greater than $100,000 was $864,223, $988,989, and $1,083,484 for the years ended
     September 30, 1999, 1998 and 1997, respectively.


(9)  Advances from the FHLB
     ----------------------

     Advances from the FHLB at September 30, 1999 and 1998 are summarized as follows:

                                                 September 30, 1999
                                                 ------------------

     Maturity Date             Call Date               Interest Rate           Balance
     -------------             ---------               -------------           -------
     Daily Advance                                         5.75%             $20,000,000
     January 2002              October 1999                5.78%               5,000,000
     January 2002              October 1999                4.83%              10,000,000
     July 2008                 October 1999                4.78%              25,000,000
     June 2009                 June 2001                   5.30%              13,000,000
                                                                             -----------
                                                                             $73,000,000
                                                                             ===========

                                                 September 30, 1998
                                                 ------------------

     Maturity Date           Call Date              Interest Rate             Balance
     -------------           ---------              -------------             -------
     Daily Advance                                      6.00%               $16,000,000
     January 2002            January 1999               5.78%                 5,000,000
     January 2008            January 1999               4.83%                10,000,000
     July 2008               October 1998               4.78%                25,000,000
                                                                            -----------
                                                                            $56,000,000
                                                                            ===========


     At September 30, 1999, the Company had $73,000,000 in outstanding FHLB advances and, based upon eligible collateral, additional available credit of $20,900,000.

     ---------------------------------

     The Company, as a member institution of the FHLB of Atlanta, is required to own capital stock in the FHLB of Atlanta based generally on the Company's balances of residential mortgage loans and FHLB Advances. No ready market exists for the FHLB stock, and it has no quoted market value. Redemption of this stock has historically been at par value. As collateral for its Advances, the Company has pledged qualifying residential mortgage loans totaling $148.4 million at September 30, 1999, and all of its FHLB stock.

(10) Securities Sold Under Agreements to Repurchase
     ----------------------------------------------

     The Company had $20,254,436 and $20,173,933 borrowed under agreements to repurchase at September 30, 1999 and 1998, respectively. The amortized cost of the securities underlying the agreements to repurchase at September 30, 1999 and 1998 was $22,630,102 and $22,916,463, respectively. The maximum amount outstanding at any month end during fiscal 1999 and 1998 was $20,366,481 and $20,185,183, respectively. The average amount of outstanding agreements for fiscal 1999 and 1998 was approximately $20,244,801 and $17,912,000, respectively.


(11) Income Taxes
     ------------

     Income taxes for the years ended September 30, 1999, 1998 and 1997 are summarized as follows:

                                  1999           1998          1997
                                  ----           ----          ----
      Current                  $2,383,738     $ 994,696      $544,803
      Deferred                    532,000      (446,000)      381,000
                               ----------     ---------      --------
             Total             $2,915,738     $ 548,696      $925,803
                               ==========     =========      ========

     Income tax expense differs from the amount computed at the federal statutory rate of 34% for the years ended September 30, 1999, 1998 and 1997, as a result of the following:

                                                       1999          1998        1997
                                                       ----          ----        ----
      Income taxes at federal rate                  $3,022,095   $  615,651   $902,416
         Differences resulting from:
         State taxes, net of
           federal benefit                              41,000       29,000     81,000
         Decrease in beginning of year
           valuation allowance                         (48,000)    (120,000)   (81,000)
         Income from unconsolidated
           subsidiary                                  (48,000)     (50,000)         -
         Non-deductible compensation                   123,000       71,000          -
         Tax exempt interest                          (113,000)     (34,000)         -
         Tax exempt earnings on life
           insurance policies                         (133,000)     (28,000)         -
         Non-deductible ESOP expense                    62,000       64,000          -
         Other                                           9,643        1,045     23,387
                                                    ----------   ----------   --------
                                                    $2,915,738   $  548,696   $925,803
                                                    ==========   ==========   ========
       Effective income tax rate                       32.8%        30.3%        34.9%
                                                       ====         ====         ====

     -----------------------

     At September 30, 1998, the Company has state net operating loss carryforwards of approximately $37,000,000. These carryforwards expire in various amounts beginning in fiscal year 2000 through 2011.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 1999 and 1998 are presented below:

                                                                   1999            1998
                                                                   ----            ----
        Deferred tax assets:
         Loan loss allowances deferred for tax purposes        $   901,000     $   901,000
         State loss carryforwards                                2,220,000       2,401,000
         Unrealized loss on securities available for sale        1,045,000               -
         Limited partnership book expenses in excess
          of tax deductions                                        745,000       1,333,000
         Other                                                     300,000         286,000
                                                               -----------     -----------
           Total gross deferred tax assets                       5,211,000       4,921,000

         Less valuation allowances, primarily for tax
          loss carryforwards                                    (2,352,000)     (2,400,000)
                                                               -----------     -----------
           Net deferred tax assets                               2,859,000       2,521,000
                                                               -----------     -----------


        Deferred tax liabilities:
         Depreciation for tax purposes in excess of such
          amount for financial reporting purposes                  119,000         177,000
         Tax bad debt reserve in excess of base year               307,000         307,000
         Unrealized gain on securities available for sale                -          86,000
         Loan fee income adjustments for tax purposes                    -          22,000
         Other                                                      14,000         109,000
                                                               -----------     -----------
           Total gross deferred tax liabilities                    440,000         701,000
                                                               -----------     -----------
           Net deferred tax asset (included in
        other assets)                                          $ 2,419,000     $ 1,820,000
                                                               ===========     ===========

     A portion of the change in the deferred tax asset relates to unrealized losses on securities available for sale. In fiscal 1999, the related deferred tax benefit of $1,131,000 has been recorded directly to stockholders' equity. The balance of the change in the net deferred tax asset results from the current period deferred tax expense of $532,000. In fiscal 1998, the deferred taxes related to the unrealized gains on securities available for sale of $11,000 has been recorded directly to stockholders' equity with the balance of the change in the net deferred tax asset resulting from the 1998 deferred tax benefit of $446,000.

     The realization of net deferred tax assets may be based on utilization of carrybacks to prior taxable periods, anticipation of future taxable income in certain periods, and the utilization of tax planning strategies. Management has determined that it is more likely than not that the net deferred tax assets can be supported based upon these criteria except for the state loss carryforwards. A valuation allowance for the deferred tax asset has been reflected to reduce the potential deferred tax assets, primarily for state loss carryforwards, to an amount that more likely than not can be realized at September 30, 1999 and 1998.

     -----------------------

     Federal legislation has been passed which repeals the "Percentage of Taxable Income Method" of accounting for savings and loan bad debt reserves for the first tax year beginning after December 31, 1995 (the fiscal year ending September 30, 1997 for the Company). This legislation requires all savings and loan institutions to account for bad debts using either the specific charge-off method (available to all savings and loans) or the experience method (available only to savings and loans that qualify as "small banks", i.e., under $500 million in assets.) The Company currently uses the experience method of accounting for its bad debt reserves.

     The legislation suspends the recapture of bad debt reserves taken through 1987 (i.e., the base year reserve), but requires savings and loans to recapture or repay bad debt deductions taken after 1987 over a six-year period. The legislation allows the Company to defer recapture of this amount for the years ended September 30, 1998 and 1997, suspending the recapture to begin with the year ended September 30, 1999. The recapture is then shortened to four years due to the two year deferral. As of September 30, 1999, the bad debt reserve subject to recapture, for which deferred taxes have previously been provided, totaled approximately $808,000. As permitted under SFAS 109, no deferred tax liability is provided for approximately $5,200,000 of such tax bad debt reserves that arose prior to October 1, 1988.

(12) Capital
     -------

     The Company is not subject to any regulatory capital requirements. The Bank's actual capital and ratios as required by the Bank's primary regulator, the Office of Thrift Supervision (OTS), as well as those required to be considered well capitalized according to the Prompt Corrective Action Provisions are presented in the following table. As of September 30, 1999, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum core capital, Tier I capital and risk-based capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

     ------------------

                                                                                                       To Be Well
                                                                                                    Capitalized Under
                                                                        For Capital Adequacy        Prompt Corrective
                                                   Actual                     Purposes              Action Provisions
                                                   ------                     --------              -----------------

                                           Amount        Ratio          Amount        Ratio        Amount       Ratio
                                           ------        -----          ------        -----        ------       -----
As of September 30, 1999:
-------------------------
Tangible Capital (To Total Assets)         $41,305        11.4%         $ 5,419        1.5%        $     -           -%
Core Capital (To Total Assets)              41,305        11.4           14,431        4.0          18,039        5.00
Tier I Capital (To Risk-Weighted            41,305        17.9                -          -          13,816        6.00
 Assets)
Risk-Based Capital (To Risk-Weighted
 Assets)                                    43,817        19.0           18,422        8.0          23,074       10.00

As of September 30, 1998:
-------------------------
Tangible Capital (To Total Assets)         $49,983        14.8%         $ 5,075        1.5%        $     -           -%
Core Capital (To Total Assets)              49,983        14.8           13,533        4.0          16,916        5.00
Tier I Capital (To Risk-Weighted            49,983        23.7                -          -          12,661        6.00
 Assets)
Risk-Based Capital (To Risk-Weighted
     Assets)                                50,266        23.8           16,881        8.0          21,101       10.00

     ------------------

If the Bank were to fail to meet its minimum capital requirements, it would be required to file a written capital restoration plan with regulatory agencies and would be subject to various mandatory and discretionary restrictions on its operations.

The following table reconciles the Company's consolidated stockholders' equity to its regulatory capital positions at September 30, 1999 and 1998:

                                                                              1999            1998
                                                                              ----            ----
          Stockholders' equity                                             $ 52,750,552     $ 74,407,326
            Adjustment for equity of Company not eligible
              for computation                                               (10,948,406)     (21,672,605)
            Adjustments for unrealized (gains) losses on
              available for sale securities                                   1,751,820         (217,984)
            Investments in and advances to nonincludable
              subsidiaries                                                   (2,179,143)      (1,920,541)
            Disallowed  servicing assets                                        (69,557)        (613,615)
                                                                           ------------     ------------
              Regulatory tangible and core capital                           41,305,266       49,982,581
                 Supplemental capital                                         2,587,923        2,318,291
            Equity Assets to be deducted                                        (76,300)      (2,035,031)
                                                                           ------------     ------------
            Risk-based capital                                             $ 43,816,889     $  50,265,841
                                                                           ============     =============

(13)  Employee Benefit Plans
      ----------------------

     The Company has a profit sharing and deferred compensation plan for substantially all full-time employees. The plan permits eligible participants to contribute a percentage of their salary up to amounts permitted by the Internal Revenue Code each year. At the discretion of the Board of Directors, the Company may match a percentage of each participant's contribution during the plan year. In addition, the Board of Directors may from year to year make a discretionary contribution to the plan. The Company's contribution recorded as expense for the years ended September 30, 1999, 1998 and 1997, was $138,200, $203,790, and $219,123,
     respectively.

     Supplemental benefits are provided to certain key officers under Supplemental Executive Retirement Agreements. These agreements are not qualified under the Internal Revenue Code, and the benefits are unfunded. However, certain benefits are informally and indirectly funded by insurance policies on the lives of the covered officers. The cash surrender values of the life insurance policies are recorded in the accompanying balance sheets at $7,865,743 and $7,473,136 at September 30, 1999 and 1998, respectively.

(14) Stock Option Plan
     -----------------

     The Company has stock option plans through which the Board of Directors may grant options to directors, officers and employees to purchase the Company's common stock at prices not less than the market value of the stock on the option grant date. The granted options become exercisable in various increments and expire ten years from the grant date.

     ----------------------------

The following table summarizes option activity during the years ended September 30, 1999, 1998 and 1997

                                                                  Number of        Price Per
                                                                   Shares            Share
                                                                   ------            -----
        Outstanding at September 30, 1996                           25,300          $ 3.51
        Granted                                                    166,825            8.85
        Exercised                                                   12,182            3.51
                                                                   -------          ------
        Outstanding at September 30, 1997                          179,943            8.47
        Granted                                                          -               -
        Exercised                                                    3,753            8.85
                                                                   -------          ------
        Outstanding at September 30, 1998                          176,190            8.45
        Granted                                                    228,131           20.31
        Exercised                                                   15,620            4.37
                                                                   -------          ------
        Outstanding at September 30, 1999                          388,701          $15.58
                                                                   =======          ======

     The Company applies APB Opinion 25 in accounting for the stock option plans. Accordingly, no compensation expense has been recognized for the plans. Had compensation cost been recognized for the stock option plans applying the fair-value-based method as prescribed by SFAS 123, the Bank's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                 1999            1998             1997
                                                 ----            ----             ----
          Net Income
          ----------
               As reported                    $5,972,778      $1,262,043       $1,728,363
               Pro forma                       5,803,728       1,184,589        1,702,803

          Earnings Per Share
          ------------------
             Basic
               As reported                    $     1.76      $      .30       $      .41
               Pro forma                            1.71             .28              .41

             Diluted
               As reported                    $     1.67      $      .29       $      .40
               Pro forma                            1.63             .27              .39

     The effects of applying SFAS 123 may not be representative of the effects on reported net income in future years.

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                        1999             1997
                                                        ----             ----
                         Dividend yield                2.50              3.25%
                         Expected volatility             10 %              38
                         Risk-free interest rate       5.00 %            6.59%
                         Expected lives                10.0 years        7.5 years

   There were no options granted in 1998.

(15) Management Recognition Plan
     ---------------------------

     The Company has Management Recognition Plans (MRP) through which the Board of Directors may grant shares of the Company's common stock to management. During the years ended September 30, 1999, 1998 and 1997, 91,252, 0 and 66,728 shares of common stock were granted to management. The shares vest in equal increments over a five-year period beginning one year from the grant date. Compensation expense related to vesting of MRP shares was $362,790, $212,459 and $78,881 for the years ended September 30, 1999, 1998 and 1997, respectively.

(16) Employee Stock Ownership Plan
     -----------------------------

     The Company maintains an Employee Stock Ownership Plan (ESOP) for eligible employees. The ESOP has a loan used to acquire shares of common stock of the Company. Such stock is pledged as collateral for the loan. In accordance with the requirements of Statement of Position (SOP) 93-6, the Company presents the outstanding loan amount as an other liability and as a reduction of stockholders' equity in the accompanying consolidated balance sheets. Company contributions to the ESOP, which are at the discretion of the Board of Directors, are the primary source of funds used by the ESOP to service the debt. Contributions of $146,814, $158,729 and $169,428 were charged to operations for the years ended September 30, 1999, 1998 and 1997, respectively. In accordance with SOP 93-6, the Company is required to record compensation expense or income for the difference between the cost of the stock to the ESOP at the time of purchase and the market value of the stock at the time shares are released to ESOP participants. Compensation expense recorded under the ESOP was $180,130, $187,592, and $32,152 for the years ended September 30, 1999, 1998 and 1997, respectively.

(17) Earnings Per Share
     ------------------

    The following is a summary of the earnings per share (EPS) calculation for the years ended September 30, 1999, 1998 and 1997:

                                                       1999
                                                       ----

                                        INCOME         SHARE      PER SHARE
                                      (NUMERATOR)  (DENOMINATOR)    AMOUNT
                                      -----------  -------------  ---------
     Basic EPS                        $5,972,778      3,386,851     $  1.76
                                                                    =======

     Effect of dilutive securities:
     Stock options                             -         91,120
     Unearned ESOP Shares                      -         92,185
                                      ----------      ---------

     Diluted EPS                      $5,972,778      3,570,156     $  1.67
                                      ==========      =========     =======

                                                       1998
                                                       ----

                                        INCOME        SHARE       PER SHARE
                                      (NUMERATOR)  (DENOMINATOR)    AMOUNT
                                      ----------   ------------   ---------
     Basic EPS                        $1,262,043      4,199,237     $  0.30
                                                                    =======

     Effect of dilutive securities:
     Stock options                             -        101,790
     Unearned ESOP Shares                      -        105,354
                                      ----------      ---------

     Diluted EPS                      $1,262,043      4,406,381     $  0.29
                                      ==========      =========     =======

                                                        1997
                                                        ----

                                        INCOME         SHARE      PER SHARE
                                      (NUMERATOR)  (DENOMINATOR)   AMOUNT
                                      ----------   ------------   ---------
     Basic EPS                        $1,728,363      4,174,528     $  0.41
                                                                    =======

     Effect of dilutive securities:
     Stock options                             -         29,172
     Unearned ESOP Shares                      -        119,115
                                      ----------      ---------

     Diluted EPS                      $1,728,363      4,322,815     $  0.40
                                      ==========      =========     =======

(18) Commitments and Contingencies
     -----------------------------

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

     ----------------------------------------

     Financial instruments where the contract amount represents the Company's credit risk at September 30, 1999 and 1998, include loan and letter of credit commitments of $44,852,000, and $35,815,000, respectively.

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

     Outstanding commitments on mortgage loans not yet closed amounted to approximately $9,000,000, and $22,697,000 at September 30, 1999 and 1998,
     respectively. Substantially, all of these commitments were at variable interest rates. Such commitments, which are funded subject to certain limitations, extend over varying periods of time with the majority being funded within thirty days. These commitments will be funded with the cash flow generated from normal operations, as well as possible utilization of existing credit facilities available to the Company.

(19) Carrying Amounts and Fair Value of Financial Instruments
     --------------------------------------------------------

     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information, requires disclosure of fair value information, whether or not recognized in the balance sheets, when it is practical to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, premises and equipment, accrued interest receivable and payable, and other assets and liabilities.

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

     -------------------------------------------------------------------

     For FHLB Advances, fair value is estimated based on discounting amounts payable at the current rates offered to the Company for debt of the same remaining maturities.

     The fair value of securities sold under agreements to repurchase is equal to the carrying amount due to their short maturities.

     The carrying amounts and calculated fair values of the Company's financial instruments are as follows at September 30, 1999 and 1998:


                                                        1999                             1998
                                              --------------------------       --------------------------
                                                Carrying     Calculated          Carrying     Calculated
                                                 Amount      Fair Value           Amount      Fair Value
                                                 ------      ----------           ------      ----------
      Financial assets:
         Cash and cash equivalents            $ 15,546,360  $ 15,546,360       $ 21,197,419  $ 21,197,419
         Investment in limited partnership       1,575,373     1,575,373            825,373       825,373
         Investment securities available
           for sale                             16,243,703    16,243,703         23,300,684    23,300,684
         Federal Home Loan Bank stock            3,650,000     3,650,000          3,289,200     3,289,200
         Mortgage-backed securities and
           collateralized mortgage
           obligations                          58,384,541    58,384,541         73,933,292    73,933,292


         Loans receivable                      255,488,141   255,971,599        219,896,116   220,019,468

      Financial liabilities:
         Deposits
           Demand deposits                      85,371,216    84,789,908         76,197,580    76,311,647
           Certificate accounts                135,885,869   136,018,943        131,593,195   131,511,270
         Advances from the FHLB                 73,000,000    72,901,130         56,000,000    55,356,682
         Securities sold under agreements
            to repurchase                       20,254,436    20,254,436         20,173,933    20,173,933

     The Company had $53,900,000 of off-balance sheet financial commitments, which are commitments to originate loans and unused consumer lines of credit. Since these obligations are based on current market rates, the carrying amount is considered to be a reasonable estimate of fair value.

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale the Company's entire holdings of a particular financial instrument. Because no active market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, current interest rates and prepayment trends, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in any of these assumptions used in calculating fair value would also significantly affect the estimates. Further, the fair value estimates were calculated as of September 30, 1999 and 1998. Changes in market interest rates and prepayment assumptions could significantly change the fair value. Therefore, management believes that the foregoing information is of

     -------------------------------------------------------------------

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

(20) Dividends
     ---------

     On April 14, 1998, the Company completed a conversion and reorganization from a mutual to a stock form of organization. A special liquidation account was established by the Bank for the preconversion retained earnings of approximately $12.9 million. The liquidation account will be maintained for the benefit of depositors who held a savings or demand account as of the June 30, 1996 eligibility or the December 31, 1997 supplemental eligibility record dates who continue to maintain their deposits at the Bank after the conversion. In the event of a future liquidation (and only in such an event), each eligible and supplemental eligible account holder who continues to maintain his or her savings account will be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased in an amount proportionately corresponding to decreases in the savings account balances of eligible and supplemental eligible account holders on each subsequent annual determination date. Except for payment of dividends by the Bank to the Company and repurchase of the Company's stock, the existence of the liquidation account will not restrict the use or application of such net worth.

     The Bank is prohibited from declaring cash dividends on its common stock or repurchasing its common stock if the effect thereof would cause its net worth to be reduced below either the amount required for the liquidation account or its minimum regulatory capital requirement. In addition, the Company is also prohibited from declaring cash dividends and repurchasing its own stock without prior regulatory approval in any amount in a calendar year in excess of 100% of its current year's net income to the date of any such dividend or repurchase, plus 50% of the excess of its capital at the beginning of the year over its regulatory capital requirement.

(21) Condensed Financial Information For SouthBanc Shares, Inc.
     ----------------------------------------------------------

     The following are condensed statements of the Company (in thousands):


     Condensed Balance Sheets                  September 30, 1999   September 30, 1998
                                               ------------------   ------------------
      Assets
       Cash and cash equivalents                     $  4,976             $ 10,572
       Investment securities                            4,790               10,837
       Investment in bank subsidiary                   41,802               52,735
       ESOP loan                                          622                  711
       Other assets                                     1,171                  110
                                                     --------             --------
       Total Assets                                  $ 53,361             $ 74,965
                                                     ========             ========

     Liabilities and Stockholders' Equity
       Liabilities                                   $    610             $    558
       Stockholders' Equity                            52,751               74,407
                                                     --------             --------
     Total Liabilities and Stockholders' Equity      $ 53,361             $ 74,965
                                                     ========             ========

 -----------------------------------------------------------------------------------------------------------------
                                                                                               For The Period From
                                                                                                 April 14, 1998
                                                                    For The Year Ended           (Inception) to
                                                                    September 30, 1999          September 30, 1998
                                                                    ------------------          ------------------
    Condensed Statements of Income
          Equity in undistributed net income of
             bank subsidiary                                              $  5,394                    $    904
          Interest income - investment securities                            1,368                         576
          Other expenses                                                      (789)                       (218)
                                                                          --------                    --------
               Net Income                                                 $  5,973                    $  1,262
                                                                          ========                    ========
 -----------------------------------------------------------------------------------------------------------------
     Condensed Statements of Cash Flows
       Cash flow from operating activities:
          Net income                                                      $  5,973                    $  1,262
          Adjustments to reconcile net income to net cash
             provided by (used in) operating activities:
          Undistributed net income of bank subsidiary                       (5,394)                       (904)
          Increase in other assets                                          (1,061)                       (110)
          Increase (decrease) in other liabilities                            (197)                        558
                                                                          --------                    --------
          Net cash provided by (used in) operating activities                 (679)                        806


     Cash flow from investing activities:

          Purchase (sale) of investment securities                           6,047                     (10,876)
          Increase (decrease) in ESOP loan                                      89                        (711)
                                                                          --------                    --------
          Net cash provided by (used in) investing activities                6,136                     (11,587)

     Cash flow from financing activities:

         Proceeds from sale of stock                                             -                      22,033
         Dividends paid                                                     (1,775)                     (1,489)
         Purchase of treasury stock                                        (24,346)                          -
         Exercise of stock options                                              68                          33
         Dividends received                                                 15,000                         776
                                                                          --------                    --------
          Net cash provided by (used in) financing
             activities                                                    (11,053)                     21,353
                                                                          --------                    --------
         Net increase (decrease) in cash and cash
             equivalents                                                    (5,596)                     10,572
         Cash and cash equivalents, beginning of year                       10,572                           -
                                                                          --------                    --------
         Cash and cash equivalents, end of year                           $  4,976                    $ 10,572
                                                                          ========                    ========
 -----------------------------------------------------------------------------------------------------------------

(22)    Quarterly Results of Operations (Unaudited)

        Summarized unaudited quarterly operating results for the years ended September 30, 1999 and 1998 are as follows (in thousands, except share data):

                                                                     First         Second          Third        Fourth
                                                                    Quarter        Quarter        Quarter       Quarter
                                                                    -------        -------        -------       -------
September 30, 1999:
        Interest income                                        $     6,519   $     6,494       $    6,569     $     6,646
        Interest expense                                             3,333         3,444            3,334           3,327
                                                               -----------   -----------       ----------     -----------

        Net interest income                                          3,186         3,050            3,235           3,319
        Provision for loan losses                                       80            80              170             151
                                                               -----------   -----------       ----------     -----------

        Net interest income after provision for loan losses          3,106         2,970            3,065           3,168
        Noninterest income                                           1,505         1,207            1,261           1,176
        Recapture of losses on limited partnership                       -             -             (400)           (350)
        Noninterest expense                                          2,119         2,167            2,346           2,687
                                                               -----------   -----------       ----------     -----------

        Income before income taxes                                   2,492         2,010            2,380           2,007
        Income taxes                                                   870           605              783             658
                                                               -----------   -----------       ----------     -----------

        Net income                                             $     1,622   $     1,405       $    1,597     $     1,349
                                                               ===========   ===========       ==========     ===========

        Basic earnings per common share                        $      0.40   $      0.43       $     0.51     $      0.43
        Diluted earnings per common share                      $      0.39   $      0.40       $     0.48     $      0.40

        Weighted average shares outstanding
               Basic                                             4,061,389     3,288,729        3,137,542       3,121,361
               Diluted                                           4,154,804     3,483,601        3,350,282       3,344,502

September 30, 1998:
-------------------
        Interest income                                        $     5,073   $     5,688       $    6,378     $     6,798
        Interest expense                                             2,741         3,156            3,073           3,285
                                                               -----------   -----------       ----------     -----------

        Net interest income                                          2,332         2,532            3,305           3,513
        Provision for loan losses                                       88           175               40             304
                                                               -----------   -----------       ----------     -----------

        Net interest income after provision for loan losses          2,244         2,357            3,265           3,209
        Noninterest income                                             719           949              877           1,216
        Provision for losses on limited partnership                      -             -              100           4,400
        Noninterest expense                                          2,000         2,160            2,226           2,139
                                                               -----------   -----------       ----------     -----------

        Income (loss) before income taxes                              963         1,146            1,816          (2,114)
        Income taxes                                                   328           389              610            (778)
                                                               -----------   -----------       ----------     -----------

        Net income (loss)                                      $       635   $       757       $    1,206     $    (1,336)
                                                               ===========   ===========       ==========     ===========

        Basic earnings (loss) per common  share                $      0.15   $      0.18       $     0.28     $     (0.31)
        Diluted earnings (loss) per common share               $      0.14   $      0.17       $     0.27     $     (0.30)

        Weighted average shares outstanding
               Basic                                             4,302,763     4,302,763        4,304,596       4,306,410
               Diluted                                           4,404,281     4,412,576        4,411,353       4,400,474

(23) Subsequent Event
     ----------------

     On October 15, 1999, the Company announced plans to repurchase up to 250,299 of its outstanding common stock. The repurchase program began October 20, 1999, and is expected to be completed over the next six months. As of November 12, 1999, the Company has repurchased 56,500 shares of its common stock at a cost of $1,230,275.

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
     H. A. Pickens, Jr.            Retired owner of Harold A. Pickens & Sons, Inc., a commercial
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

Form 10-K
---------
A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission for the year ended September 30, 1999, may be obtained without charge by writing to Thomas C. Hall, Chief Financial Officer, 907 North Main Street, Anderson, South Carolina 29621.

Annual Meeting of Stockholders
------------------------------
The Annual Meeting of Stockholders will be held on Thursday, January 20, 2000, at 10:00 A. M. Eastern Time at the Main Office located at 907 North Main Street, Anderson, South Carolina.

                  MARKET FOR COMMON STOCK AND DIVIDEND POLICY

SouthBanc Shares' common stock is traded on the Nasdaq National Market under the symbol "SBAN". As of November 16, 1999, there were approximately 1,450 registered shareholders. The holders of common stock are entitled to receive dividends when and as declared by the Board of Directors. The payment of dividends by the Company is within the discretion of the Company's Board of Directors. The ability of the Company to declare and pay cash dividends depends primarily on the ability of the Savings Bank to pay cash dividends to the Company. See Note 20 of the Notes to the Consolidated Financial Statements for the regulatory restrictions applicable to the Company's ability to pay cash dividends.

The table below presents the range of high and low per share bid prices and dividends, adjusted for the effect of the Conversion and Reorganization on April 14, 1998, declared during the quarter. The Company's common stock began trading on April 15, 1998. Data presented before that date is for the common stock of the Savings Bank.

                                  HIGH             LOW            DIVIDEND
                                  ----             ---            --------
December 31, 1997                $22.97           $17.71            $0.12

March 31, 1998                   $23.40           $20.95            $0.12

June 30, 1998                    $23.76           $18.50            $0.12

September 30, 1998               $20.75           $15.00            $0.12

December 31, 1998                $20.88           $15.25            $0.12

March 31, 1999                   $20.63           $18.38            $0.12

June 30, 1999                    $23.25           $18.88            $0.15

September 30, 1999               $25.00           $19.25            $0.15

                               Corporate Offices
                               -----------------
                            SouthBanc Shares, Inc.
                             907 North Main Street
                        Anderson, South Carolina 29621

                         Perpetual Bank Branch Offices
                         -----------------------------

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

                                 Seneca Office
                                1007 Bypass 123
                         Seneca, South Carolina 29678

                                Watson Village
                            2821 South Main Street
                        Anderson, South Carolina 29626

                               Whitehall Office
                              104 Whitehall Road
                        Anderson, South Carolina 29625



                             Independent Auditors
                             --------------------
                         Elliott, Davis & Company LLP
                          Greenville, South Carolina


                          Special Securities Counsel
                          --------------------------
                        Muldoon, Murphy & Faucette LLP
                               Washington, D. C.