Form 10-K405, Exhibit 13
period 2000-09-30
SOUTHBANC SHARES INC
filed 2000-12-29
CIK 1051378

Southbanc Shares, Inc.

SouthBanc Shares, Inc.
907 North Main Street
Anderson, South Carolina 29621

Southbanc Shares, Inc.

COMPANY PROFILE



                                     . Perpetual
 [PICTURE OF ANGIE GIBERT]           . Heritage


Angie Gibert
Customer Specialist
SouthBanc Shares, Inc.


                              [MAP APPEARS HERE]


 .  Northtowne Office/Anderson         .  Laurens Office/Laurens
 .  Main Office/Anderson               .  Simpsonville Office/Simpsonville
 .  Whitehall Office/Anderson          .  Belton Office/Belton
 .  Watson Village/Anderson            .  Ware Shoals Office/Ware Shoals
 .  Perpetual Square/Anderson
 .  Seneca Office/Seneca

     SouthBanc Shares, Inc., a Delaware corporation organized on November 6, 1997, is the holding company for Perpetual Bank, a Federal Savings Bank and Heritage Federal Bank. On July 31, 2000, SouthBanc Shares acquired Heritage Federal Bank which operates four branches in Laurens, Simpsonville, Belton and Ware Shoals. Perpetual Bank operates six branches in Anderson and Seneca.

     The principal business of SouthBanc Shares consists of coordinating and directing the affairs and operations of Perpetual Bank and Heritage Federal Bank. The banks are primarily engaged in the business of attracting deposits from the general public and originating and purchasing mortgage loans, which are secured by one-to-four-family residential properties, and investing in mortgage-backed securities. The banks also originate loans secured by commercial real estate as well as commercial business and consumer loans.

     The headquarters for SouthBanc Shares is located at 907 North Main Street, Anderson, South Carolina. The common stock of SouthBanc Shares is publicly traded on the Nasdaq Stock Market (R) under the symbol SBAN.

                                                            FINANCIAL HIGHLIGHTS


[PICTURE OF THOMAS C. HALL]
Thomas C. Hall
Senior Vice President
SouthBanc Shares, Inc.


                                                As of September 30,
                              2000       1999       1998       1997       1996
                            ----------------------------------------------------
                                               (in thousands)
Total Assets..............  $672,525   $372,151   $362,529   $256,993   $209,827
Stockholders' Equity......  $ 80,111   $ 52,751   $ 74,407   $ 30,602   $ 29,091


        Total Assets                          Stockholders' Equity
       (in thousands)                            (in thousands)

  [BAR CHART APPEARS HERE]                  [BAR CHART APPEARS HERE]

TO OUR SHAREHOLDERS:



[PICTURE OF ROBERT W. ORR AND J. EDWARD WELLS APPEARS HERE]

Robert W. Orr                           J. Edward Wells
President & CEO                         Chairman of the Board
SouthBanc Shares, Inc.                  SouthBanc Shares, Inc.


     As we entered the new millennium, SouthBanc Shares began a new era. During fiscal 2000, we combined two highly respected community financial institutions under one holding company. As we move forward as a unified company, we plan to build shareholder value by capitalizing on new business opportunities available to us as the third largest thrift holding company headquartered in South Carolina.

     In continuing to better position ourselves to reach the challenges that lie ahead, we undertook many significant endeavors during 2000. Aimed at increasing the long-term value of the company, these improvements will provide a vital link in assisting management to reach ambitious goals and ensuring focus on creating shareholder value.


ACCOMPLISHMENTS:

 . A capital increase of $27 million from $53 million to $80 million and a $1.27 per share increase in book value from $16.46 per share to $17.73 per share.

 .  Total assets increased from $372 million to $673 million.

 . We have increased our market area from two counties to five counties in the Upstate of South Carolina.

 . Despite lower annual earnings due to one-time merger and restructuring costs, our future opportunity for increased earnings is greatly enhanced.


POSITIONING:

 . In September, we began offering Perpetual Bank customers online Banking via our web site at www.perpetualbank.com as well as online check imaging. We plan to extend this service to Heritage customers in the near future.

 . SouthBanc Shares has superior technology for any local or regional banking company. This technology gives us a competitive advantage, allowing us to offer a broad base of services to our customers.

 . We have repositioned our company and balance sheet to maximize earnings potential and minimize exposure to interest rate risk.


CAPITAL MANAGEMENT STRATEGIES:

 . The continuation of effective capital management strategies remained a priority in 1999-2000. The strategies included a stock repurchase program, the payment of regular quarterly dividends, acquisition, and prudent leveraging of the balance sheet.

 . Regular quarterly dividend payments continued with total dividends of $0.60 per share during the year. The stock repurchase plan continued and 517,680 shares were repurchased from October through September.

 .  SouthBanc Shares completed a strategic alliance with Heritage Bancorp, Inc.
   This alliance will serve as a platform for continued geographic and product expansion.


LOOKING AHEAD:

 . Our ability to serve the financial needs of individuals and businesses in our core markets is demonstrated by our ongoing leadership role and business lending in the communities we serve.

 . Teamwork comes by working together for a common cause. Training our employees, setting high but attainable goals, monitoring results and rewarding success will be imperative for the future success of our newly unified organization.

 . Striving to provide great products and services that meet the financial needs of the customers and communities we serve.

 . Continuing to provide quality customer service by building lasting relationships with our customers and communities through well-trained team members.

 .  Reducing or eliminating duplicate overhead costs as a result of the merger.

 . Continuing to search for opportunities that complement the nature of the business and markets of SouthBanc Shares in order to extend the service area in the upstate of South Carolina.

 . Keeping sight of our strategic focus to continue to be a profitable, full-service community financial institution, encouraging innovation and professionalism while striving for continuous improvement.

     Opportunity awaits us in fiscal 2001 and we are excited about the possibilities and challenges that the new year will bring. Clearly, our business has grown and changed since we joined forces with Heritage Bancorp. In the midst of these changes, we are determined not to forget our tradition of community support and involvement. As a unified organization, we will continue to give our customers the best service available and deliver increased value to our shareholders. Thank you for all of your confidence and support.

Sincerely,

/s/ Robert W. Orr                            /s/ J. Edward Wells

Robert W. Orr                                J. Edward Wells
President & CEO                              Chairman of the Board
SouthBanc Shares, Inc.                       SouthBanc Shares, Inc.

A COMPLETED MERGER


     Fiscal year 2000 has been a year of great opportunities and challenges for SouthBanc Shares. On February 14, 2000, SouthBanc announced the signing of an agreement under which Heritage Bancorp, Inc. would merge with SouthBanc Shares. The merger was completed on July 31, 2000. Uniting these two companies will allow SouthBanc to have a stronger presence in the market areas they serve. The resulting holding company, SouthBanc Shares, Inc., has now become the third largest thrift company operating in S. C. SouthBanc Shares' two subsidiary banks, Perpetual Bank, FSB and Heritage Federal Bank, now operate ten offices in the Upstate region of South Carolina which include; Anderson, Greenwood, Greenville, Laurens and Oconee Counties.


[PICTURE APPEARS HERE]

William B. Ferguson
Senior Vice President
Heritage Federal Bank


     Among the reasons for the merger of Heritage Bancorp and SouthBanc Shares Inc. were based upon the complementary nature of the business and market areas of SouthBanc Shares and Heritage. The merger will allow SouthBanc to provide a wider array of products and services to the existing and potential customer base of both banks. The unity of both banks under SouthBanc will ultimately allow each bank to minimize weaknesses, capitalize on strengths and take advantage of business opportunities.

     We are very excited about the strategic combination of two upstate community-oriented institutions and are confident that this transaction is a terrific opportunity for our shareholders and our customers. "The complementary strategies, customers and markets of our two companies make this a natural fit," says J. Edward Wells, Chairman of the Board, SouthBanc Shares, Inc. The SouthBanc team is looking forward to even greater accomplishments in the years ahead and is taking the necessary steps to achieve them. As an organization, we are committed to building lasting relationships with our customers and communities by providing excellent products and services to ultimately achieve great returns for our shareholders.

[PICTURE APPEARS HERE]



Barry C. Visioli
Senior Vice President
Perpetual Bank, FSB

[LOGO OF HERITAGE FEDERAL BANK]

[LOGO] Perpetual Bank

SouthBanc Shares, Inc. and Subsidiaries
SELECTED FINANCIAL INFORMATION

The following tables set forth certain information concerning the consolidated financial position and results of operations of the Company at the dates and for the periods indicated. This information is qualified in its entirety by reference to the detailed information contained in the Consolidated Financial Statements and noted thereto presented elsewhere in this report.

                                                                                           At September 30,
                                                                        2000        1999        1998          1997        1996
                                                                   --------------------------------------------------------------
                                                                                          (In thousands)
Financial Condition Data:
Total assets..................................................     $   672,525  $  372,151   $ 362,529    $  256,993   $ 209,827
Cash and interest-bearing deposits............................          21,785      15,546      21,197        13,499      13,585
Investment in limited partnership/(1)/........................           1,864       1,575         825         5,004          --
Investment securities available for sale......................          14,659      16,244      23,301        11,326       2,494
Mortgage-backed securities available for sale.................          72,659      58,385      73,933        35,863      43,125
Loans receivable, net.........................................         516,339     255,488     219,896       178,772     140,758
Deposits......................................................         451,913     221,257     207,791       201,002     160,244
Borrowings....................................................         118,756      93,254      76,174        15,000      16,000
Stockholders equity...........................................          80,111      52,751      74,407        30,602      29,091

                                                                                   For the Years Ended September 30,
                                                                        2000        1999        1998          1997        1996
                                                                   --------------------------------------------------------------
                                                                                          (In thousands)
Operating Data:
Interest income...............................................     $    31,783  $  26,228    $  23,937    $  18,396    $  14,921
Interest expense..............................................          18,374     13,438       12,256        9,496        7,425
Net interest income...........................................          13,409     12,790       11,681        8,900        7,496
Provision for loan losses.....................................           2,720        481          606          655          349
Net interest income after provision for loan losses...........          10,689     12,309       11,075        8,245        7,147
Other income..................................................           2,075      5,148        3,761        1,855        1,927
Equity in earnings (loss) on limited partnership..............             289        750       (4,500)          --           --
General and administrative expenses...........................          13,787      9,318        8,525        7,446        6,894
Income (loss) before income taxes.............................            (734)     8,889        1,811        2,654        2,180
Income taxes..................................................             209      2,916          549          926          756
Net income (loss).............................................     $      (943) $   5,973    $   1,262    $   1,728    $   1,424

                                                                              For the Years Ended September 30,
                                                                        2000        1999         1998        1997          1996
                                                                   ----------------------------------------------------------------
Per Share Data/(2)/:
Basic earnings (loss) per share...............................     $     (0.29) $      1.76  $      0.30  $      0.41   $      0.33
Diluted earnings (loss) per share.............................     $     (0.29) $      1.67  $      0.29  $      0.40   $      0.33
Weighted average shares outstanding
   Basic......................................................       3,262,180    3,386,851    4,199,237    4,174,528     4,290,580
   Diluted....................................................       3,262,180    3,570,156    4,406,381    4,322,815     4,315,880
Dividends per share/(3)/......................................     $      0.60  $      0.54  $      0.48  $      0.47   $      0.42

                                                                     (continued)

SouthBanc Shares, Inc. and Subsidiaries
SELECTED FINANCIAL INFORMATION (continued)

                                                                                               At September 30,
                                                                             2000      1999          1998       1997        1996
                                                                           ---------------------------------------------------------
Other Data:
Number of:
   Real estate loans outstanding......................................      6,944      4,848        3,121       2,645       2,653
   Deposit accounts...................................................     44,533     35,388       32,361      31,504      26,135
   Full-service offices...............................................         10          6            6           6           5

                                                                                    At or for the Years Ended September 30,
                                                                             2000         1999        1998        1997        1996
                                                                            -------------------------------------------------------
Key Operating Ratios:

Performance Ratios:
Return on average assets (net income (loss) divided by
   average assets)................................................         (0.22)%        1.61%      0.39%       0.72%       0.75%
Return on average equity (net income (loss) divided by
   average equity)................................................         (1.62)        10.18       2.41        5.78        7.40
Average equity to average assets..................................         13.40         15.78      16.04       12.54       10.16
Interest rate spread (difference between yield on
   interest-earning assets and average cost of interest-
   bearing liabilities for the period)............................          2.96          3.26       3.35        3.57        3.85
Net interest margin (net interest income as a percentage
   of average interest-earning assets for the period).............          3.35          3.72       3.85        3.96        4.16
Dividend payout ratio/(3)/........................................           N/M/(4)/    29.72     165.58      117.39      126.32
Non-interest expense to average assets............................          3.18          2.51       2.61        3.20        3.72
Average interest-earning assets to average interest-
   bearing liabilities............................................        108.32        111.62     112.57      109.36      107.69

Asset Quality Ratios:
Allowance for loan losses to total loans at end of period.........          1.27          1.01       1.07        1.04        1.08
Net charge-offs to average outstanding loans during the period....          0.24          0.12       0.05        0.18        0.07
Ratio of non-performing assets to total assets....................          2.00          0.70       0.34        0.20        0.38

Capital Ratios:
Average equity to average assets..................................         13.40         15.78      16.04       12.54       10.16

(1) Represents a 20.625% equity investment in a limited partnership that invests in mortgage servicing rights. See Note 4 of Notes to Consolidated Financial Statements.
(2) Per share data has been restated for 1998, 1997 and 1996 to reflect the stock exchange ratio of 2.85164 shares of common stock of the Company for one share of Perpetual Bank common stock established in connection with the conversion and reorganization, SouthBanc Shares, MHC ("MHC").
(3) Takes into account dividends waived by the MHC for the fiscal years ended September 30, 1998, 1997 and 1996, which owned 800,000 shares of Perpetual Bank stock. See Note 21 of Notes to Consolidated Financial Statements. The dividend payout ratio is based only on dividends paid to public stockholders of Perpetual Bank, excluding the shares owned by the MHC. Including shares owned by the MHC, the dividend payout ratio was 143.4%, 55.19% and 22.40% for the fiscal years ended September 30, 1998, 1997 and 1996, respectively.
(4)   Not meaningful.

SouthBanc Shares, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

General

SouthBanc Shares, Inc. ("Company"), a Delaware corporation, is the holding company for Perpetual Bank, a Federal Savings Bank ("Perpetual") and Heritage Federal Bank ("Heritage"). The Company's primary business is coordinating and directing the affairs and operations of Perpetual and Heritage. Perpetual and Heritage (collectively the "Banks") are primarily engaged in the business of attracting deposits from the public and originating and purchasing loans or investing in securities. The Banks' savings accounts are insured up to the applicable limits by the Federal Deposit Insurance Corporation ("FDIC") through the Savings Association Insurance Fund ("SAIF"). The Banks are members of the Federal Home Loan Bank ("FHLB") System.


Forward-Looking Statements

This discussion and analysis contains certain "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, estimates and expectation of future performance with respect to the financial condition and results of operations of the Company and other factors. These forward-looking statements are not guarantees of future performance and are subject to various factors that would cause actual results to differ materially from these forward-looking statements. These factors include, but are not limited to, changes in general economic and market conditions and the legal and regulatory environment in which the Company and the Banks operate and the development of an interest rate environment that adversely affects the Company's interest rate spread or other income anticipated from the Company's operations.

Market Area

The Company considers Anderson, Laurens, Greenville, Greenwood and Oconee Counties, South Carolina, as its primary market area. Additional loan origination demand is generated from customers living in contiguous counties. The Company also purchases loans secured by properties in South Carolina located outside its primary market area.

      The primary market areas are situated in the upstate area of South Carolina along Interstate 85 between Atlanta, Georgia and Charlotte, North Carolina. The area, which has moved from textile-based industries to a broader variety of employment sectors, has experienced a period of sustained growth and prosperity in recent years. Major transportation routes, low cost of living and labor, and aggressive marketing by local and state government have attracted major employers to the area. Area employers include Anderson Area Medical Center, Robert Bosch Corporation, Wal-Mart Distribution Center, BASF Corporation, Owens-Corning Fiberglass and Michelin North America.


Comparison of Financial Condition at September 30, 2000 and 1999

General

Total assets increased $300.3 million at September 30, 2000, from $372.2 million to $672.5 million at September 30, 2000, primarily as a result of the Company's merger with Heritage Bancorp Inc. ("Heritage Bancorp"), parent company of Heritage. See Note 2 to the Company's Consolidated Financial Statements for a discussion of the merger. Immediately preceding the merger, Heritage Bancorp's assets totaled approximately $341.4 million. The increase in total assets brought about by the merger was partially offset by repurchases of Company stock prior to the merger. Up to the date of merger the Company had repurchased 265,512 shares at a total cost of $5.1 million. Following the merger, the Company repurchased 252,168 shares at a cost of $4.3 million, including 141,500 shares acquired in the merger.

      Loans receivable increased 102.1% or $260.8 million to $516.3 million at September 30, 2000, from $255.5 million at September 30, 1999. The increase in loans receivable resulted from the merger. Mortgage-backed securities available for sale increased 24.4% or $14.3 million to $72.7 million from $58.4 million. The increase was due to the combination of the merger with Heritage Bancorp and the restructuring of the Company's securities portfolios.

      Principal payments on CMO's were $5.3 million during the year. At September 30, 2000, the Company owned $16.1 million of CMO's with an average yield of 7.73% with maturity ranges from 2001 to 2029. At September 30, 2000, the Company owned $56.6 million of fixed and adjustable rate mortgage-backed securities with an average yield of 7.19%.

      Investment securities available for sale decreased 9.8% or $1.5 million to $14.7 million from $16.2 million.

      The Company's net investment in a limited partnership increased $289,000 to $1.9 million at September 30, 2000, from $1.6 million at September 30, 1999. In 1998, the Company established a $4.5 million loss reserve on a limited partnership that invests in mortgage servicing rights tied to a national portfolio of residential mortgage loans. Recent increases in market interest rates have enhanced the appraised value of the limited partnership. In 2000 and 1999, the Company reversed $289,000 and $750,000, respectively, of the reserve established in 1998 due to the increase in the appraised value. No assurances can be given that the establishment of future loss reserves will not be required.

SouthBanc Shares, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)

      Cash and cash equivalents increased 40.6% or $6.3 million to $21.8 million at September 30, 2000, from $15.5 million at September 30, 1999. At September 30, 2000, $14.7 million was invested in interest-bearing overnight investment accounts yielding 6.64%.

      Real estate held for development remained flat at $2.1 million at September 30, 2000 and 1999. The Company is presently developing two single-family residential subdivisions and two commercial real estate development projects.

      Cash surrender value of life insurance was $8.3 million at September 30, 2000, an increase of $400,000 from $7.9 million at September 30, 1999. The Company owns life insurance policies as part of the Supplemental Executive Retirement Agreements maintained on certain key officers of the Company.

      Deposits increased 104.2% or $230.7 million to $451.9 million at September 30, 2000, from $221.2 million at September 30, 1999. Of the increase, approximately $209.3 million resulted from the merger. Non-interest-bearing checking accounts decreased 5.1% or $799,409 to $14.9 million at September 30, 2000, from $15.7 million at September 30, 1999. Interest-bearing checking accounts increased 3.5% or $1.5 million to $44.8 million at September 30, 2000, from $43.3 million at September 30, 1999, as the Company continues to offer checking products that are more aggressively priced than those offered by competitors. Statement savings accounts increased 90.7% or $23.9 million to $50.3 million at September 30, 2000 from $26.4 million at September 30, 1999. Certificates of deposit increased 151.6% or $206.0 million to $341.9 million at September 30, 2000 from $135.9 million at September 30, 1999.

     Borrowings through reverse repurchase agreements were $20.4 million at September 30, 2000 and $20.3 million at September 30, 1999. The Company pledged $22.8 million of mortgage-backed securities as collateral for these borrowings. The Company has borrowed $10.0 million at a rate of 6.71% with a call date of February 3, 2002, and a maturity date of February 3, 2005, and $10.0 million at a rate of 6.67%, with a maturity date of November 13, 2000.

      Advances from the FHLB increased $25.3 million to $98.3 million at September 30, 2000, from $73.0 million at September 30, 1999. The main reason for the increase is the merger with Heritage Bancorp, whereby the Company acquired advances of $59.8 million, net of discounts. Advances of $49.0 million were repaid with proceeds from sales of securities following the merger.

      Stockholders' equity increased $27.3 million to $80.1 million at September 30, 2000 from $52.8 million at September 30, 1999. The Company issued 1,829,085 shares of stock to purchase the outstanding shares of Heritage Bancorp. The shares were issued at a price of $17.65 per share. Retained earnings was decreased by a net loss of $943,000 and by dividends paid in the amount of $2.1 million. Common stock repurchased through the common stock repurchase programs is recorded on the Company's balance sheet as Treasury Stock, a contra-equity account. During 2000, the Company repurchased 517,680 shares at an average cost of $18.22 per share and a total cost of $9.4 million. 265,512 shares were subsequently retired. Accumulated other comprehensive income (loss), net, increased $3.9 million to $1.90 million at September 30, 2000, from $(2.0) million at September 30, 1999.

      As a result of the merger, deferred compensation for the Management Recognition Plan was recognized. The unvested shares of restricted stock vested upon completion of the merger, creating compensation expense of $1.8 million. The Management Recognition Plan was terminated. Prior to the merger, approximately $400,000 was allocated to participants. The Company contributed $411,000 to the employee stock ownership plan reducing the contra-equity account related to the plan's debt.

Net Income

The net loss for the year ended September 30, 2000 was $(943,000) or $(0.29) basic and diluted earnings per share compared to net income of $6.0 million or $1.76 basic earnings per share and $1.67 diluted earnings per share in 1999. Net income was negatively impacted by certain merger-related costs as well as an increase in the provision for loan losses and losses on real estate acquired in settlement of loans. Merger-related expenses include compensation costs of $1.8 million related to the vesting of shares in the Management Recognition Plan, amounts paid to retiring directors totaling $300,000, a vested contribution to the Company's employee stock ownership plan of $0.8 million, and consulting expenses of $160,000. The Company also incurred losses immediately following the merger as it restructured the securities portfolios of the Banks.

Net Interest Income

Net interest income increased $619,000 to $13.4 million for the year ended September 30, 2000 from $12.8 million for the year ended September 30, 1999. Net interest income attributable to Heritage Bank for the two months following the merger was $1.8 million. Interest income increased $4.4 million for the year ended September 30, 2000 as the yield on the average balance of interest-earning assets increased to 7.93% for the year ended September 30, 2000 compared to a yield of 7.62% for the year ended September 30, 1999. Average interest-earning assets were $400.6 million for 2000 and $344.2 million for 1999. Interest income increases attributable to the merger with

Heritage Bank totaled $4.5 million. This increase was offset by a decrease in income from mortgage-backed securities of $918,000. For 2000, the Company had lower average balances of mortgage-backed securities than in 1999. Yields on securities actually increased while yields on loans decreased during the year. However, the average balance increases in loans outpaced the decreasing yields on loans while decreasing balances outpaced increasing yields on mortgage-backed securities.

Interest Expense

Interest expense increased $4.9 million to $18.4 million for the year ended September 30, 2000 as the cost of deposits and borrowed funds increased to 4.97% on an average balance of $369.9 million for the year ended September 30, 2000 compared to a cost of 4.36% on an average balance of $308.3 million for the year ended September 30, 1999. Interest expense on deposits and borrowings of Heritage Bank totaled $2.7 million for the two-month period following the merger. Interest cost on savings accounts increased 35 basis points from 2.47% in 1999 to 2.82% in 2000. Average balances of savings accounts increased by $4.9 million in 2000. Certificates of deposit increased in both rate and volume in 2000. The average cost paid on certificates of deposit in 2000 was 5.66% versus 5.31% in 1999. Average balances increased by $39.9 million in 2000 over 1999.

Provision for Loan Losses

Provisions for loan losses are charges to earnings to bring the total allowance for loan losses to a level considered adequate by management based upon management's best estimate of inherent loan losses. In determining the adequacy of the allowance for loan loses, management evaluates various factors including the market value of the underlying collateral, growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, loss experience, delinquency trends and economic conditions. Management evaluates the carrying value of loans periodically, and the allowance for loan losses is adjusted accordingly.

      The provision for loan losses increased $2.2 million to $2.7 million for the year ended September 30, 2000 from $481,000 for the year ended September 30, 1999. Provision for Heritage since the merger date totaled $825,000. The remaining increase in the provision for loan losses is due to two factors. First, Perpetual's non-performing assets increased during the year. Non-performing assets, excluding $8.1 million of non-performing assets of Heritage, were $6.2 million at September 30, 2000 compared to $2.6 million at September 30, 1999, an increase of $3.6 million. The second factor in the overall increase in the provision for loan losses is management's efforts to standardize policies for the allowance for loan losses across both banking subsidiaries. Non-performing assets to total assets were 2.12% and 0.70% and the allowance for loan losses to total loans was 1.28% and 1.0l% at September 30, 2000 and September 30, 1999, respectively.

Other Income

Other income decreased $3.1 million in 2000 compared to 1999 primarily due to losses on sales of investments, losses on real estate acquired in settlement of loans, decreases in income on real estate held for development and losses on sales of premises and equipment. Following the merger, management took steps to restructure the securities portfolios of the two subsidiary banks.
This restructuring was aimed at improving the Banks' ability to manage interest rate risk by selling long-term fixed-rate mortgage backed securities and zero coupon bonds. The Banks sold a total of $62.7 million of securities at a loss of $3.1 million. The losses on sales of securities were offset by an increase of $457,000 in income from loan and deposit account service charges. This increase was the result of an increase to the fee structure of deposit accounts.

General and Administrative Expenses

General and administrative expenses increased $4.5 million to $13.8 million for the year ended September 30, 2000 from $9.3 million for the year ended September 30, 1999 due to merger-related expenses. General and administrative expenses of Heritage since the Merger date totaled $1.0 million. Specific merger-related expenses included: retiring board member expense of $300,000, $1.8 million relating to the vesting of unvested Management Recognition Plan awards in connection with the Merger, and $0.8 million relating to the vested portion of the Employee Stock Ownership Plan, which are included in salaries and employee benefits, and consultant expenses of $160,000, which are included in other expense. The Company also incurred costs related to converting Heritage to information systems used by the Company.

Income Taxes

Income taxes decreased $2.7 million to $209,000 for 2000 from $2.9 million, or an effective tax rate of 32.8% in 1999 due primarily to a decrease in income before taxes of $9.6 million to a loss before taxes of $0.7 million in 2000 from income of $8.9 million in 1999.

Comparison of Operating Results for the Years Ended September 30, 1999 and 1998

Net Income

Net income increased $4.7 million to $6.0 million or $1.76 basic earnings per share and $1.67 diluted earnings per share

SouthBanc Shares, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)

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

Net Interest Income

Net interest income increased 9.4% or $1.1 million to $12.8 million in 1998 from $11.7 million. Interest income on loans increased 11.0% or $1.9 million to $19.2 million from $17.3 million as the average loans receivable increased to $235.3 million in 1999 from $198.4 in 1998, an increase of 18.6%. Interest income on mortgage-backed securities increased 14.3% or $600,000 to $4.8 million in 1999 from $4.2 million in 1998 as the average balance of mortgage-backed securities increased 12.3% or $8.1 million to $74.0 million in 1999 from $65.9 million in 1998. Interest income on other investments decreased $300,000 to $2.2 million in 1999 from $2.5 million in 1998 as the average balance of investment securities, interest-bearing deposits and other earning assets decreased $4.1 million to $34.8 million in 1999 from $38.9 million in 1998.

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

Other Income

Other income increased $1.3 million or 34.2% to $5.1 million in 1999 from $3.8 million in 1998. Loan and deposit account service charges increased $1.2 million to $3.5 million in 1999 from $2.3 million in 1998 as a result of an increase in checking accounts and fees. Loss on sale of investments was $146,000 in 1999 compared to a gain of $177,000 in 1998. Gain on sale of real estate held for development increased $240,000 to $355,000 in from $115,000 in 1998. Earnings on bank owned life insurance increased $344,000 to $436,000 in 1999 compared to $92,000 in 1998 as the average balance of cash surrender value of life insurance was $7.7 million in 1999 and $1.9 million in 1998.

     Other income decreased $155,000 to $863,000 in 1999 from $1,018,000 in 1998. There were no earnings on the investment in the limited partnership in 1999 compared to earnings of $140,000 in 1998.

General and Administrative Expenses

General and administrative expenses increased $800,000 or 9.4% to $9.3 million in 1999 from $8.5 million in 1998. Salaries and employee benefits increased $500,000 or 11.6% to $4.8 million in 1999 from $4.3 million in 1998 due to the expense of the Management Recognition and Development Plan. Occupancy expense increased $78,000 due to non-recurring property expenses associated with repairs of one office. Furniture and equipment expense increased $71,000 or 7.0% to $1,082,000 in 1999 from $1,011,000 in 1998 due to the purchase of additional equipment related to technology investments. The FDIC insurance premiums decreased $8,000 to $124,000 in 1999 from $132,000 in 1998. Advertising decreased $32,000 or 13% to $215,000 in 1999 from $247,000 in 1998. Data processing increased $129,000 or 29.1% to $572,000 in 1999 from $443,000 in 1998 due to expenses incurred with Year 2000 considerations, expenses associated with the increasing number of checks processed and ATM and debit card transactions. Office supplies decreased $19,000 or 5.8% to $310,000 in 1998 from $329,000 in 1998 due to the elimination and consolidation of data processing forms. Profit improvement program expenses increased $45,000 to $488,000 or 10.2% in 1999 or $443,000 in 1998 due to consultant fees for sales training, staff realignment and product fee enhancement. Other operating expenses increased $72,000 or 6.5% to $1.2 million in 1999 from $1.1 million in 1998 due to increases in postage, directors and officers' liability insurance and expenses establishing the Company's dividend reinvestment program.

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

                                                           2000                         1999                        1998
                                              ---------------------------  --------------------------  ---------------------------
                                                        Interest                    Interest                     Interest
                                               Average     and     Yield/  Average     and     Yield/  Average      and      Yield/
                                               Balance  Dividends   Cost   Balance  Dividends   Cost   Balance   Dividends    Cost
                                              ---------------------------  --------------------------  ----------------------------
                                                                              (Dollars in thousands)
Interest-earning assets/(1)(2)/:
 Mortgage loans.............................. $ 216,326 $ 16,770   7.75%   $161,229  $ 12,389   7.68%  $ 139,497 $  11,401     8.17%
 Commercial real estate loans................    56,148    4,875   8.68      38,888     3,605   9.27      28,943     2,961    10.23
 Commercial other loans......................    15,047    1,280   8.51      11,681     1,047   8.96       9,400       857     9.12
 Consumer loans..............................    27,513    2,650   9.63      23,531     2,153   9.15      20,525     2,056    10.02
                                              ------------------           ------------------          -------------------
   Total loans...............................   315,034   25,575   8.12     235,329    19,194   8.16     198,365    17,275     8.71
 Mortgage-backed securities and CMO's........    51,892    3,905   7.53      74,004     4,824   6.52      65,866     4,205     6.38
 Investment securities.......................    17,399    1,310   7.53      20,649     1,415   6.85      20,013     1,383     6.91
 Interest-earning deposits...................    11,844      655   5.53      10,671       533   5.00      16,546       899     5.43
 Other interest-earning assets...............     4,469      339   7.58       3,507       262   7.47       2,375       175     7.37
                                              ------------------           ------------------          -------------------
   Total interest-earning assets.............   400,638   31,784   7.93     344,160    26,228   7.62     303,165    23,937     7.90
Non-interest-earning assets:
 Office properties and equipment, net........     6,558                       6,072                        6,555
 Real estate, net............................       359                         192                          135
 Other non-interest-earning assets...........    25,671                      21,383                       16,369
                                              ---------                    --------                    ---------
   Total assets.............................. $ 433,226                    $371,807                    $ 326,224
                                              =========                    ========                    =========
Interest-bearing liabilities:
 Savings..................................... $  30,485  $   860    2.82%  $ 25,618   $    634   2.47%  $ 25,569   $   637     2.49%
 Negotiable order of withdrawal
   ("NOW") accounts..........................    58,684      936    1.59     60,321      1,092   1.81     44,420       643     1.45
 Certificates of deposit.....................   175,357    9,918    5.66    135,421      7,194   5.31    134,574     7,622     5.66
                                              ------------------           -------------------         -------------------
   Total deposits............................   264,526   11,714    4.43    221,360      8,920   4.03    204,563     8,902     4.35
 Other interest-bearing liabilities..........   105,349    6,660    6.32     86,965      4,518   5.20     64,739     3,354     5.18
                                              ------------------           -------------------         -------------------
   Total interest-bearing liabilities........   369,875   18,374    4.97    308,325     13,438   4.36    269,302    12,256     4.55
                                              ------------------           -------------------         -------------------
Non-interest-bearing liabilities:
 Non-interest-bearing deposits...............       334                       1,224                          247
 Other liabilities...........................     4,974                       3,573                        4,345
                                              ---------                    --------                    ---------
   Total liabilities.........................   375,183                     313,122                      273,894
Stockholders equity..........................    58,043                      58,685                       52,330
                                              ---------                    --------                    ---------
 Total liabilities and stockholders' equity.. $ 433,226                    $371,807                     $326,224
                                              =========                    ========                    =========
Net interest income..........................            $13,410                      $ 12,790                     $11,681
                                                         =======                      ========                     =======
Interest rate spread.........................                       2.96%                        3.26%                         3.35%
                                                                  ======                       ======                        ======
Net interest margin..........................                       3.35%                        3.72%                         3.85%
                                                                  ======                       ======                        ======
Ratio of average interest-earning assets
 to average interest-bearing liabilities.....                     108.32%                      111.62%                       112.57%
                                                                  ======                       ======                        ======

(1)  Excludes interest on loans 90 days or more past due.
(2) Heritage Federal Bank amounts are included from the date of merger, July 31, 2000.

SouthBanc Shares, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)

Rate/Volume Analysis

The following table sets forth the effects of changing rates and volumes on net interest income of the Company. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects on income attributable to changes in rate (changes in rate multiplied by prior volume); (iii) changes in rate/volume (change in rate by change in volume); and (iv) the net change (the sum of the prior columns).

                                                        Year Ended September 30, 2000            Year Ended September 30, 1999
                                                       Compared to September 30, 1999           Compared to September 30, 1998
                                                         Increase (Decrease) Due to               Increase (Decrease) Due to
                                                     ------------------------------------    ------------------------------------
                                                                          Rate/                                   Rate/
                                                      Volume     Rate     Volume    Net      Volume    Rate      Volume    Net
                                                     ------------------------------------    ------------------------------------
                                                                                 (Dollars in thousands)
Interest-earning assets/(1)/:
   Mortgage loans ................................   $  4,234   $  110   $   37    $4,381    $1,776   $  (682)   $(106)    $  988
   Commercial real estate ........................      1,600     (230)    (101)    1,269     1,018      (278)     (96)       644
   Commercial other ..............................        302      (53)     (15)      234       208       (15)      (3)       190
   Consumer loans ................................        364      114       19       497       301      (178)     (26)        97
                                                     ----------------------------------------------------------------------------
     Total loans .................................      6,500      (59)     (60)    6,381     3,303    (1,153)    (231)     1,919
   Mortgage-backed securities and CMO's ..........     (1,441)     746     (223)     (918)      519        89       11        619
   Investment securities .........................       (222)     139      (22)     (105)       44       (11)      (1)        32
   Interest-earning deposits .....................         58       57        6       121      (319)      (72)      26       (365)
   Other interest-earning assets .................         72        4        1        77        83         2        1         86
                                                     ----------------------------------------------------------------------------
     Total net change in income on
        interest-earning assets ..................      4,967      887     (298)    5,556     3,630    (1,145)    (194)     2,291
                                                     ----------------------------------------------------------------------------
Interest-bearing liabilities:
   Savings accounts .............................         120       89       17       226         1        (4)      --         (3)
   NOW accounts .................................         (30)    (129)       4      (155)      230       161       58        449
   Certificates of deposit ......................       2,122      465      137     2,724        48      (473)      (3)      (428)
                                                     ----------------------------------------------------------------------------
     Total deposits .............................       2,212      425      158     2,795       279      (316)      55         18
                                                     ----------------------------------------------------------------------------
   Other interest-bearing liabilities ...........         955      980      207     2,142     1,151        10        3      1,164
                                                     ----------------------------------------------------------------------------
     Total net change in expense on
        interest-bearing liabilities .............      3,167    1,405      365     4,937     1,430      (306)      58      1,182
                                                     ----------------------------------------------------------------------------
   Net change in net interest income .............   $  1,800   $ (518) $  (663)   $  619    $2,200   $  (839)   $(252)    $1,109
                                                     ============================================================================

/(1)/ Heritage Federal Bank amounts are included from the date of merger, July 31, 2000.

Liquidity and Capital Resources

The Company's primary sources of funds are deposits, repayment of loan principal and repayment of mortgage backed securities and CMOs, and, to a lesser extent, maturities of investment securities and short-term investments and operations. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan repayments are more influenced by interest rates, general economic conditions and competition. The Company attempts to price its deposits to meet its asset/liability objectives consistent with local market conditions. Excess balances are invested in overnight funds. In addition, the Company is eligible to borrow funds from the FHLB of Atlanta and has $84.2 million of available credit based on eligible collateral as of September 30, 2000. Under OTS regulations, a member thrift institution is required to maintain an average daily balance of liquid assets (cash, certain time deposits and savings accounts, bankers' acceptances and specified U. S. government, state or federal agency obligations and certain other investments) equal to a monthly average of not less than a specified percentage of its net withdrawable accounts plus short-term borrowings. This liquidity requirement, which is currently 4.0%, may be changed from time to time by the OTS to any amount within the range of 4.0% to 10.0%, depending upon economic conditions and the savings flow of member associations. Monetary penalties may be imposed for failure to meet liquidity requirements. The liquidity of Perpetual and Heritage at September 30, 2000, was 14.21% and 14.28%, respectively.

    At September 30, 2000, the Banks exceeded the OTS' capital requirements. See
Note 13 to the Company's consolidated financial statements for discussion of these capital requirements.

    The primary investing activity of the Company is lending. During the year ended September 30, 2000, the Company originated $82.9 million of loans and swapped $47.9 million for mortgage-backed securities. The Company also purchased $33.4 million of loans. The retained originations were primarily funded by increases in deposits, principal repayments of loans and mortgage-backed securities and CMO's, FHLB Advances and securities sold under agreements to repurchase.

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

    The Company anticipates that it will have sufficient funds available through normal loan repayments to meet current loan commitments. At September 30, 2000, the Company had outstanding commitments to originate loans of approximately $17.7 million. Unused lines of credit were $55.8 million at September 30, 2000. The Company plans to spend approximately $400,000 in capital expenditures in fiscal year 2001.

    Certificates of deposit scheduled to mature in one year or less at September 30, 2000, totaled $285.5 million. Based upon management's experience and familiarity with the customers involved and the Company's pricing policy relative to that of its perceived competitors, management believes that a significant portion of such deposits will remain with the Company.

Market Risk and Asset and Liability Management

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

SouthBanc Shares, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)

same basis. The Company monitors the impact of changes in interest rates on its net interest income using a test that measures the impact on net interest income and net portfolio value of an immediate change in interest rates in 100 basis point increments. Net portfolio value is defined as the net present value of assets, liabilities and off-balance sheet contracts.

At September 30, 2000, the Company's calculations based on the information and assumptions produced for the analysis, suggested that for Perpetual a 200 basis point increase in rates would decrease net income over a 12-month period by 6.2% and reduce net portfolio value by 17.0% while a 200 basis point decline in rates would increase net interest income over a 12-month period by 4.1% and increase net portfolio value by 5.9% in the same period. The analysis suggested that for Heritage a 200 basis point increase in rates would decrease net income over a 12-month period by 11.4% while a 200 basis point decline in rates would increase net interest income over a 12-month period by 10.9% and increase net portfolio value by 5.7%.

   The following tables are provided to the Company by the FHLB and illustrate the percent change in Net Present Value (NPV) as of September 30, 2000, based on FHLB assumptions. No effect has been given to any steps that the Company may take to counteract the effect of the interest rate movements presented in the tables (dollars in thousands).

Perpetual                                                                               NPV as Percent
                                                   Net Portfolio Value                 of Present Value
                    Net Interest Income            Increase (Decrease)                    of Assets
                    -------------------      ---------------------------------       ---------------------
Basis Points (bp)                  %                                       %          NPV      Basis Point
Change In Rates     Amount       Change      Amount      $ Change       Change       Ratio        Change
----------------------------------------------------------------------------------------------------------
 300 bp             $8,321       (9.7)      $31,725     $(11,709)      (27.0)         8.75%        (267)
 200 bp              8,643       (6.2)       36,038       (7,396)      (17.0)         9.77         (165)
 100 bp              8,952       (2.8)       40,088       (3,346)       (7.7)        10.69          (73)
   0 bp              9,214        0.0        43,434                                  11.42
(100 bp)             9,393        1.9        45,541        2,107         4.9         11.84           42
(200 bp)             9,591        4.1        45,990        2,556         5.9         11.88           46
(300 bp)             9,835        6.7        47,612        4,178         9.6         12.17           76

Heritage                                                                              NPV as Percent
                                                     Net Portfolio Value             of Present Value
                    Net Interest Income              Increase (Decrease)                of Assets
                    -------------------      ---------------------------------       ---------------------
Basis Points (bp)                   %                                      %          NPV      Basis Point
Change In Rates     Amount       Change      Amount      $ Change       Change       Ratio        Change
----------------------------------------------------------------------------------------------------------
 300 bp             $6,144      (18.0)      $23,397     $(12,957)      (35.6)         8.59%        (394)
 200 bp              6,639      (11.4)       27,909       (8,445)      (23.2)        10.02         (251)
 100 bp              7,074       (5.6)       32,603       (3,751)      (10.3)        11.45         (108)
   0 bp              7,495         --        36,354           --          --         12.53           --
(100 bp)             7,885        5.2        37,534        1,180         3.2         12.81           28
(200 bp)             8,311       10.9        38,417        2,063         5.7         13.00           47
(300 bp)             8,776       17.1        40,391        4,037        11.1         13.50           97

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

Interest Sensitive Asset and Liability Maturity Table

The following table presents the Company's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity and the instruments' fair values at September 30, 2000. Certain assumptions about loan prepayment rates and deposit decay rates, among others, were utilized in the preparation of the table. There are shortcomings inherent in this method of analysis. For example, although a financial instrument may have a similar maturity or remaining term to repricing as another financial instrument, the two may react differently to changes in market interest rates. In the event of changes in interest rates, prepayments and withdrawals would likely deviate significantly from those assumed in the data underlying the table. (Dollar amounts in the table are in thousands).

                                                                                       After 3
                                                    Average       Within   1 Year to   Years to    Beyond                Fair
                                                     Rate        One Year   3 Years    5 Years     5 Years    Total      Value
                                                    ----------------------------------------------------------------------------
Interest-sensitive assets:
  Loans receivable, net of loans in process
    and deferred loan fees.........................  8.26%      $318,264   $141,636   $ 34,928   $ 21,511   $516,339   $511,239
  Investment securities............................  6.04          6,003         --         --      8,655     14,658     14,658
  Mortgage-backed securities.......................  7.34         51,504     13,520      4,673      2,962     72,659     72,659
  FHLB stock.......................................  7.25          7,525         --         --         --      7,525      7,525
  FHLB overnight interest-bearing deposits.........  6.60         14,662         --         --         --     14,662     14,662

Interest-sensitive liabilities:
  Interest-bearing checking accounts...............  1.83         36,445      2,837      1,870      3,629     44,781     44,781
  Savings accounts.................................  3.23         50,314         --         --         --     50,314     50,314
  Certificates of deposits.........................  5.99        285,520     54,415      1,953         --    341,888    341,042
  Advances from the FHLB...........................  6.16         28,333         --     21,000     49,000     98,333     97,589
  Securities sold under agreements to repurchase...  6.65         10,423         --     10,000         --     20,423     20,333

Off balance sheet items:
  Commitments to extend credit.....................  7.63         17,742         --         --         --     17,742     17,742
  Unused lines of credit........................... 10.43         55,755         --         --         --     55,755     55,755
  Loans in process.................................  9.59         29,278         --         --         --     29,278     29,278

SouthBanc Shares, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS

                                                                                                           September 30,
                                                                                                        2000             1999
                                                                                                    ------------------------------
Assets
Cash and cash equivalents .......................................................................   $ 21,784,653     $ 15,546,360
Investment securities available for sale ........................................................     14,658,670       16,243,703
Federal Home Loan Bank stock, at cost ...........................................................      7,525,000        3,650,000
Mortgage-backed securities available for sale ...................................................     72,659,003       58,384,541
Loans receivable ................................................................................    516,338,740      255,488,141
Investment in limited partnership ...............................................................      1,864,373        1,575,373
Real estate acquired in settlement of loans .....................................................      1,091,609          229,900
Real estate held for development ................................................................      2,133,598        2,095,903
Premises and equipment ..........................................................................     10,776,074        5,722,230
Accrued interest receivable
   Loans ........................................................................................      3,765,678        1,860,838
   Mortgage-backed and other securities .........................................................        726,503          453,968
Cash surrender value of life insurance  .........................................................      8,272,700        7,865,743
Other ...........................................................................................     10,927,970        3,034,571
                                                                                                    ------------------------------
     Total Assets ...............................................................................   $672,524,571     $372,151,271
                                                                                                    ==============================
Liabilities and Stockholders Equity
Deposits ........................................................................................   $451,913,200     $221,257,085
Advances from the Federal Home Loan Bank ........................................................     98,332,948       73,000,000
Securities sold under agreements to repurchase ..................................................     20,423,482       20,254,436
Advance payments by borrowers for property taxes and insurance ..................................        676,429          438,484
Accrued interest payable ........................................................................      2,041,265        1,356,578
Unsettled security purchases ....................................................................     11,000,000               --
Accrued expenses and other liabilities ..........................................................      8,026,707        3,094,136
                                                                                                    ------------------------------
     Total Liabilities ..........................................................................    592,414,031      319,400,719
                                                                                                    ------------------------------
Commitments and contingencies--Note 19
Stockholders' Equity
Preferred stock ($0.01 par value; authorized 250,000 shares;
   none issued or outstanding at September 30, 2000 and 1999) ...................................             --               --
Common stock ($0.01 par value; authorized 7,500,000 shares; issued and outstanding
   4,771,271 and 4,322,030 shares at September 30, 2000 and 1999, respectively) .................         47,713           43,220
Additional paid-in capital ......................................................................     63,327,410       57,741,324
Retained earnings, restricted ...................................................................     19,357,050       22,351,722
Treasury stock--at cost (252,168 and 1,117,242 shares
   at September 30, 2000 and 1999, respectively) ................................................     (4,306,209)     (22,515,585)
Accumulated other comprehensive income (loss), net ..............................................      1,917,931       (2,028,033)
Indirect guarantee of ESOP debt .................................................................       (233,355)        (622,247)
Deferred compensation for Management Recognition Plan ...........................................             --       (2,219,849)
                                                                                                    ------------------------------
     Total Stockholders' Equity .................................................................     80,110,540       52,750,552
                                                                                                    ------------------------------
     Total Liabilities and Stockholders' Equity .................................................   $672,524,571     $372,151,271
                                                                                                    ==============================

See accompanying notes to consolidated financial statements.

SouthBanc Shares, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME

                                                                                            For the Years Ended September 30,
                                                                                       2000             1999              1998
                                                                                    -----------------------------------------------
Interest income:
   Loans ........................................................................   $25,574,844      $19,193,986      $17,275,097
   Mortgage-backed securities ...................................................     3,905,713        4,824,104        4,204,475
   Other investments ............................................................     2,303,241        2,210,086        2,457,233
                                                                                    ----------------------------------------------
     Total interest income ......................................................    31,783,798       26,228,176       23,936,805
                                                                                    ----------------------------------------------
Interest expense:
   Interest on deposits:
     Transaction accounts .......................................................       936,339        1,091,659          642,545
     Passbook accounts ..........................................................       859,605          633,809          637,206
     Certificate accounts .......................................................     9,917,953        7,194,190        7,622,013
                                                                                    ----------------------------------------------
     Total interest on deposits .................................................    11,713,897        8,919,658        8,901,764
   Interest on borrowings .......................................................     6,660,459        4,518,201        3,353,810
                                                                                    ----------------------------------------------
     Total interest expense .....................................................    18,374,356       13,437,859       12,255,574
                                                                                    ----------------------------------------------
Net interest income .............................................................    13,409,442       12,790,317       11,681,231
Provision for loan losses .......................................................     2,719,982          481,000          606,500
                                                                                    ----------------------------------------------
Net interest income after provision for loan losses .............................    10,689,460       12,309,317       11,074,731
                                                                                    ----------------------------------------------
Other income:
   Loan and deposit account service charges .....................................     3,977,767        3,520,334        2,295,710
   Gain (loss) on sale of investments ...........................................    (3,081,814)        (146,281)         177,388
   Gain (loss) on sale of real estate acquired in settlement of loans ...........       (90,581)          31,958           45,570
   Gain on sale of loans, net ...................................................        11,318           88,070           20,797
   Gain on sale of real estate held for development .............................       108,957          355,018          114,716
   Loss on sale of premises and equipment .......................................      (100,288)            (204)          (4,161)
   Earnings on bank owned life insurance ........................................       456,105          436,181           92,343
   Other ........................................................................       793,968          862,906        1,018,249
                                                                                    ----------------------------------------------
     Total other income .........................................................     2,075,432        5,147,982        3,760,612
                                                                                    ----------------------------------------------
Equity in earnings (losses) of investment in limited partnership ................       289,000          750,000       (4,500,000)
                                                                                    ----------------------------------------------
General and administrative expenses:
   Salaries and employee benefits ...............................................     8,435,833        4,752,741        4,294,678
   Occupancy ....................................................................       582,172          587,364          509,465
   Furniture and equipment expense ..............................................     1,198,925        1,082,470        1,011,422
   FDIC insurance premiums ......................................................        74,494          123,872          132,163
   Advertising ..................................................................       283,729          215,084          247,081
   Data processing ..............................................................       794,656          571,690          442,664
   Office supplies ..............................................................       434,652          309,524          328,981
   Profit improvement program ...................................................        94,280          487,915          442,556
   Other ........................................................................     1,889,017        1,188,123        1,115,594
                                                                                    ----------------------------------------------
     Total general and administrative expenses ..................................    13,787,758        9,318,783        8,524,604
                                                                                    ----------------------------------------------
Income (loss) before income taxes ...............................................      (733,866)       8,888,516        1,810,739
Income taxes ....................................................................       209,106        2,915,738          548,696
                                                                                    ----------------------------------------------
Net income (loss) ...............................................................   $  (942,972)     $ 5,972,778      $ 1,262,043
                                                                                    ==============================================
Basic earnings (loss) per common share ..........................................   $     (0.29)     $      1.76      $      0.30
                                                                                    ==============================================
Diluted earnings (loss) per common share ........................................   $     (0.29)     $      1.67      $      0.29
                                                                                    ==============================================
Weighted average shares outstanding:
   Basic ........................................................................     3,262,180        3,386,851        4,199,237
                                                                                    ==============================================
   Diluted ......................................................................     3,262,180        3,570,156        4,406,381
                                                                                    ==============================================
Cash dividends per common share .................................................   $      0.60      $      0.53      $      0.35
                                                                                    ==============================================

See accompanying notes to consolidated financial statements.

SouthBanc Shares, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY

                                                                                                         Common          Common
                                                                                                         Shares          Stock
                                                                                                        --------------------------
Balance at September 30, 1997 .......................................................................   1,508,873     $ 1,508,873
   Net income .......................................................................................          --              --
   Other comprehensive income:
     Unrealized gain on securities, net .............................................................          --              --
     Reclassification adjustment for gains realized in net income, net ..............................          --              --
   Comprehensive income .............................................................................          --              --
   Exercise of stock options ........................................................................       1,317           1,317
   Reduction of ESOP debt ...........................................................................          --              --
   ESOP compensation expense ........................................................................          --              --
   Purchase of common stock for MRP .................................................................          --              --
   Earned portion of MRP ............................................................................          --              --
   Dividends on common stock ........................................................................          --              --
   Sales of common stock (less offering expenses of $1,494,488) .....................................   2,281,312          22,813
   Shares issued in reorganization and par value adjustments ........................................     514,908      (1,489,939)
                                                                                                       ---------------------------
Balance at September 30, 1998 .......................................................................   4,306,410          43,064
   Net income .......................................................................................          --              --
   Other comprehensive income:
     Unrealized loss on securities, net..............................................................          --              --
     Reclassification adjustment for losses realized in net income, net..............................          --              --
   Comprehensive income .............................................................................          --              --
   Exercise of stock options.........................................................................      15,620             156
   Reduction of ESOP debt ...........................................................................          --              --
   ESOP compensation expense ........................................................................          --              --
   Earned portion of MRP ............................................................................          --              --
   Dividends on common stock ........................................................................          --              --
   Transfer from treasury stock to MRP ..............................................................          --              --
   Purchase of treasury stock .......................................................................          --              --
                                                                                                       ---------------------------
Balance at September 30, 1999 .......................................................................   4,322,030          43,220
   Net loss .........................................................................................          --              --
   Other comprehensive income:
     Unrealized gain on securities, net .............................................................          --              --
     Reclassification adjustment for losses realized in net income, net .............................          --              --
   Comprehensive income .............................................................................          --              --
   Stock issued in merger with Heritage Bancorp .....................................................   1,829,085          18,291
   Treasury stock acquired in merger with Heritage Bancorp ..........................................          --              --
   Retirement of treasury shares ....................................................................  (1,382,754)        (13,827)
   Exercise of stock options ........................................................................       2,910              29
   Reduction of ESOP debt ...........................................................................          --              --
   ESOP compensation expense ........................................................................          --              --
   ESOP payment .....................................................................................          --              --
   Earned portion of MRP ............................................................................          --              --
   Dividends on common stock ........................................................................          --              --
   Purchase of treasury stock .......................................................................          --              --
                                                                                                       ---------------------------
Balance at September 30, 2000 .......................................................................   4,771,271     $    47,713
                                                                                                       ===========================

See accompanying notes to consolidated financial statements.

                   For the Years Ended September 30, 2000, 1999 and 1998
                                            Other                                 Indirect
    Additional          Retained        Comprehensive                             Guarantee         Deferred
      Paid-in           Earnings            Income             Treasury            of ESOP        Compensation
     Capital           Restricted        (Loss), Net            Stock               Debt            for MRP            Total
--------------------------------------------------------------------------------------------------------------------------------
   $ 11,651,917       $18,381,766       $   188,423        $         --         $ (804,024)      $  (325,212)      $ 30,601,743
                                                                                                                   -------------
             --         1,262,043                --                  --                 --                --          1,262,043

             --                --           108,662                  --                 --                --            108,662
             --                --          (117,076)                 --                 --                --           (117,076)
                                        ------------                                                               -------------
             --                --                --                  --                 --                --          1,253,629
         31,937                --                --                  --                 --                --             33,254
             --                --                --                  --             92,884                --             92,884
        187,592                --                --                  --                 --                --            187,592
             --                --                --                  --                 --          (616,558)          (616,558)
             --                --                --                  --                 --           212,459            212,459
             --        (1,489,429)               --                  --                 --                --         (1,489,429)
     44,108,939                --                --                  --                 --                --         44,131,752
      1,489,939                --                --                  --                 --                --                 --
--------------------------------------------------------------------------------------------------------------------------------
     57,470,324        18,154,380           180,009                  --           (711,140)         (729,311)        74,407,326
                                                                                                                   -------------
             --         5,972,778                --                  --                 --                --          5,972,778

             --                --        (2,304,587)                 --                 --                --         (2,304,587)
             --                --            96,545                  --                 --                --             96,545
                                        ------------                                                               -------------
             --                --                --                  --                 --                --          3,764,736
         68,057                --                --                  --                 --                --             68,213
             --                --                --                  --             88,893                --             88,893
        180,130                --                --                  --                 --                --            180,130
             --                --                --                  --                 --           362,790            362,790
             --        (1,775,436)               --                  --                 --                --         (1,775,436)
         22,813                --                --           1,830,515                 --        (1,853,328)                --
             --                --                --         (24,346,100)                --                --        (24,346,100)
--------------------------------------------------------------------------------------------------------------------------------
     57,741,324        22,351,722        (2,028,033)        (22,515,585)          (622,247)       (2,219,849)        52,750,552
                                                                                                                   -------------
             --          (942,972)               --                  --                 --                --           (942,972)

             --                --         1,916,185                  --                 --                --          1,916,185
             --                --         2,029,779                  --                 --                --          2,029,779
                                        ------------                                                               -------------
             --                --                --                  --                 --                --          3,002,992
     32,504,075                --                --                  --                 --                --         32,522,366
             --                --                --          (2,379,313)                --                --         (2,379,313)
    (27,626,214)               --                --          27,640,041                 --                --                 --
         25,725                --                --                  --                 --                --             25,754
             --                --                --                  --            388,892                --            388,892
        157,616                --                --                  --                 --                --            157,616
        524,884                --                --                  --                 --                --            524,884
             --                --                --                  --                 --         2,219,849          2,219,849
             --        (2,051,700)               --                  --                 --                --         (2,051,700)
             --                --                --          (7,051,352)                --                --         (7,051,352)
--------------------------------------------------------------------------------------------------------------------------------
   $ 63,327,410       $19,357,050       $ 1,917,931        $ (4,306,209)        $ (233,355)      $        --       $ 80,110,540
================================================================================================================================

SouthBanc Shares, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           For the Years Ended September 30,
                                                                                         2000             1999             1998
                                                                                     ----------------------------------------------
Cash flows from operating activities:
   Net income (loss) ..............................................................  $  (942,972)    $  5,972,778    $   1,262,043
   Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation .................................................................    1,198,407          877,133          843,389
     Accretion, net ...............................................................     (716,985)        (918,562)        (768,076)
     Provision for loan losses ....................................................    2,719,982          481,000          606,500
     (Earnings) losses on investment in limited partnership .......................     (289,000)        (750,000)       4,359,587
     (Gain) loss on sale of investments, net ......................................    3,081,814          146,281         (177,388)
     (Gain) loss on sale of real estate ...........................................       90,581          (31,958)         (45,570)
     Gain on sale of loans, net ...................................................      (11,318)         (88,070)         (20,797)
     Gain on sale of real estate held for development .............................     (108,957)        (355,018)        (114,716)
     Loss on sale of premises and equipment .......................................      100,288              204            4,161
     Deferred compensation ........................................................    2,377,465          542,920          395,941
     Increase in accrued interest receivable and other assets .....................   (5,570,139)      (1,084,514)      (2,126,635)
     Increase (decrease) in other liabilities .....................................   11,028,597          627,496         (986,822)
                                                                                     ----------------------------------------------
        Net cash provided by operating activities .................................   12,957,763        5,419,690        3,231,617
                                                                                     ----------------------------------------------
Cash flows from investing activities:
   Increase in loans receivable, net ..............................................     (689,050)     (13,414,267)     (21,497,351)
   Purchases of loans receivable ..................................................  (33,442,726)     (30,624,420)     (54,055,109)
   Purchase of mortgage-backed securities .........................................  (33,160,606)     (35,405,460)     (80,440,920)
   Purchases of investment securities .............................................  (10,804,151)      (7,342,712)     (26,071,961)
   Purchase of investments in limited partnership .................................           --               --         (181,125)
   Purchase of life insurance .....................................................           --               --       (7,390,000)
   Purchases of FHLB stock ........................................................   (2,525,000)      (2,160,800)      (2,442,100)
   Purchase of premises and equipment .............................................   (2,109,896)        (249,576)        (924,376)
   Sales of loans receivable ......................................................           --        7,476,562       28,516,313
   Proceeds from redemption of FHLB stock .........................................    1,650,000        1,800,000          802,900
   Principal repayments on mortgage-backed securities .............................   13,371,908       32,408,342       19,316,915
   Proceeds from maturities of investment securities ..............................    3,000,000          500,000       14,710,657
   Proceeds from sale of mortgage-backed securities, available for sale ...........   51,784,633       16,777,939       22,844,186
   Proceeds from sale of investment securities, available for sale ................   23,444,550       13,839,255          430,298
   Proceeds from the sale of premises and equipment ...............................           --              500           20,800
   Proceeds from sale of real estate owned ........................................    1,152,972          468,193          282,325
   Proceeds from sale of real estate held for development .........................      541,727          924,044        1,213,625
   Capital improvements of real estate held for development .......................     (470,465)        (755,535)        (724,265)
   Net cash received in merger ....................................................    2,534,279               --               --
                                                                                     ----------------------------------------------
        Net cash provided by (used in) investing activities .......................   14,278,175      (15,757,935)    (105,589,188)
                                                                                     ----------------------------------------------

                                                                     (continued)

                                                                                        For the Years Ended September 30,
                                                                                   2000                1999                1998
                                                                               -----------------------------------------------------
Cash flows from financing activities:
   Increase in deposit accounts............................................       21,535,331           13,466,310         6,759,773
   Proceeds from FHLB advances.............................................      151,500,000           89,000,000       153,813,120
   Repayment of FHLB advances..............................................     (186,000,000)         (72,000,000)     (112,813,120)
   Proceeds from securities sold under agreements to repurchase............          169,046               80,503        20,173,933
   Proceeds from the sale of stock subscriptions...........................               --                   --        45,659,494
   Payment of stock offering costs.........................................               --                   --        (1,494,488)
   Purchase of treasury stock..............................................       (7,051,354)         (24,346,100)               --
   Proceeds from exercise of stock options.................................           25,754               68,213            33,254
   Purchase of stock for MRP...............................................               --                   --          (616,558)
   Repayments of ESOP loan.................................................        1,071,392               88,893            92,884
   Dividends paid on common stock..........................................       (2,051,700)          (1,775,436)       (1,489,429)
   Increase (decrease) in advance payments by borrowers for
     property taxes and insurance..........................................         (196,114)             104,803           (63,205)
                                                                               -----------------------------------------------------
        Net cash provided by (used in) financing activities................      (20,997,645)           4,687,186       110,055,658
                                                                               -----------------------------------------------------
        Net increase (decrease) in cash and cash equivalents...............        6,238,293           (5,651,059)        7,698,087
Cash and cash equivalents, beginning of year...............................       15,546,360           21,197,419        13,499,332
                                                                               -----------------------------------------------------
Cash and cash equivalents, end of year.....................................    $  21,784,653      $    15,546,360    $   21,197,419
                                                                               =====================================================
Supplemental disclosures:
   Cash paid during the year for
     Interest..............................................................    $  17,689,669      $    13,500,051    $   12,199,287
                                                                               =====================================================
     Taxes.................................................................    $   2,584,786      $     2,862,964    $    1,668,726
                                                                               =====================================================
   Noncash investing activities:
     Additions to real estate acquired in settlement of loans..............    $   1,827,422      $            --    $      158,609
                                                                               =====================================================
     Loans receivable exchanged for mortgage-backed securities.............    $  47,953,652      $            --    $    5,167,985
                                                                               =====================================================
     Change in unrealized net gain (loss) on securities available
        for sale, net of tax...............................................    $   3,945,962      $    (2,208,042)   $       (8,414)
                                                                               =====================================================
     Increase (decrease) in Employee Stock Ownership Plan debt
        guaranteed by the Bank.............................................    $    (388,892)     $       (88,893)   $      (92,884)
                                                                               =====================================================

See accompanying notes to consolidated financial statements.

SouthBanc Shares, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  Organization and Summary of Significant Accounting Policies

In September 1997, SouthBanc Shares, Inc. ("Company" or "SouthBanc"), a Delaware Corporation, was formed at the direction of Perpetual Bank, a Federal Savings Bank, ("Perpetual") to become the holding company for Perpetual in connection with the conversion of Perpetual's parent mutual holding company, SouthBanc Shares, M.H.C. ("MHC"), to a stock form of organization ("Conversion and Reorganization"). The Conversion and Reorganization was consummated on April 14, 1998. The Company exchanged 2.85164 shares of its common stock for each outstanding share of common stock held by stockholders of Perpetual other than the MHC. The additional 2,281,312 shares of common stock were sold at $20.00 per share for gross proceeds of $45,626,240, less offering cost of $1,494,488 resulting in net proceeds of $44,131,752.

In July 2000, the Company issued 1,829,085 shares of stock and paid $36,282,530 to shareholders of Heritage Bancorp Inc. ("Heritage Bancorp") in a merger with Heritage Bancorp, parent of Heritage Federal Bank ("Heritage") in Laurens, South Carolina. See Note 2 for a discussion of the merger. Heritage and Perpetual are collectively referred to as the "Banks."

Consolidation

The accompanying consolidated financial statements include the accounts of the Company, Perpetual and its wholly-owned subsidiaries, United Service Corporation of Anderson, Inc. ("USC"), which primarily engages in real estate development, and Mortgage First Service Corporation, which holds an equity investment in a mortgage banking company, and Heritage (collectively the Company). USC has a wholly-owned subsidiary, United Investment Services, Inc., which primarily engages in brokerage services. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

     Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," requires that creditors value all specifically reviewed loans for which it is probable that the creditors will be unable to collect all amounts due according to the terms of the loan agreement at either the present value of expected cash flows discounted at the loan's effective interest rate, or if more practical, the market price or value of the collateral. If the resulting value of the impaired loan is less than the recorded balance, the impairment must be recognized by creating a valuation allowance for the difference and recognizing a corresponding bad debt expense. SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures," amends SFAS No. 114 to allow a creditor to use existing methods for recognizing interest income on an impaired loan and requires additional disclosures about how a creditor recognizes interest income related to impaired loans. The Company adopted the provisions of SFAS No. 114 and No. 118 effective October 1, 1995. The adoption of these standards required no increase to the reserve for loan losses and had no impact on net income.

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

Investment and Mortgage-Backed Securities

SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. These investments are classified in three categories and are accounted for as follows: (a) debt securities that the Company has the positive intent and ability to hold to maturity are classified as held for investment and reported at amortized cost; (b) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and (c) debt and equity securities not classified as either held for investment or trading are classified as available for sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a component of accumulated other comprehensive income in stockholders' equity.

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

     Premiums and discounts on securities are amortized by a method which approximates a level yield.

Investment in Limited Partnership

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

SouthBanc Shares, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Income Taxes

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

Risks and Uncertainties

In the normal course of its business, the Company encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets.

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

Recently Issued Accounting Standards

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." All derivatives are to be measured at fair value and recognized in the balance sheet as assets and liabilities. SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" was issued in June 2000 and amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and hedging activities. The two statements are to be adopted concurrently and are effective for fiscal years and quarters beginning after June 15, 2000. Adoption of SFAS No. 133 and SFAS No. 138 did not have a material impact on the presentation of the Company's financial results or financial position.

     Other accounting standards that have been issued or proposed by the Financial Accounting Standards Board that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

Reclassification

Certain reclassifications of accounts reported for previous periods have been made in these consolidated financial statements. Such reclassifications had no effect on stockholders' equity or the net income as previously reported.

(2)  Merger

On July 31, 2000, the Company merged with Heritage Bancorp, the parent company of Heritage. The Company issued stock or cash or a combination thereof, at the option of the Heritage Bancorp stockholders, for the outstanding shares of Heritage Bancorp as of the merger date. The purchase consideration totaled cash of $36.3 million and 1,829,085 shares of SouthBanc stock. The cash price paid was $17.65 per share and the exchange ratio for the stock was .992 shares of SouthBanc for each exchanged share of Heritage Bancorp. The transaction was accounted for under the purchase method of accounting. Accordingly, the results of operations of Heritage for the period August 1, 2000 through September 30, 2000 are included in the accompanying consolidated financial statements. Assets acquired and liabilities assumed have been recorded at their estimated fair market values. The excess of cost over the estimated fair value of net assets acquired was allocated to goodwill and subsequently amortized. The following unaudited pro forma information presents the results of operations of the Company as if the acquisition had taken place on October 1, 1998 (in thousands, except per share data):

                                               For the Year Ended
                                                  September 30,
                                                2000        1999
                                              --------------------
Net interest income.........................  $ 20,600   $  22,500
Net earnings................................  $  5,200   $   7,800
Earnings per share--basis...................  $   1.09   $    1.49
Earnings per share--diluted.................  $   1.06   $    1.44

     These pro forma results of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the merger occurred on the date indicated or which may result in the future.


(3)  Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at September 30, 2000 and 1999:

                                                    2000          1999
                                               ------------  ------------
Working funds................................  $  2,910,117  $  3,949,305
Noninterest-earning demand deposits..........     4,212,653     3,074,324
Interest-earning overnight deposits..........    14,661,883     8,522,731
                                               ------------  ------------
                                               $ 21,784,653  $ 15,546,360
                                               ============  ============

SouthBanc Shares, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(4)  Investment in Limited Partnership

At September 30, 2000, the Company's investment in the limited partnership consisted of a 20.625% interest in Dovenmuehle Mortgage Company Limited Partnership which invests in mortgage servicing rights. The Company committed and invested $5.0 million in Dovenmuehle in December 1996. The Company has no obligation to contribute additional amounts to the limited partnership and has no additional or potential future liability to the limited partnership in excess of the invested amount.

     The mortgage servicing rights held by the Partnership are valued quarterly by an independent third party. The valuations are based on discounted cash flows and include estimates regarding prepayments speeds, expected servicing costs, internal rate of return, delinquencies, foreclosure costs and other factors (economic value pricing model). A second valuation is prepared (market value pricing model) which in addition to these factors also includes estimates of the effect on cash flow of the Dovenmuehle Retention Program. The program is designed to have a favorable impact on prepayment speeds. The Partnership prepares its financial statements based on the market value pricing model.

     The Company records its investment in the Partnership under the equity method of accounting using the economic value pricing model valuation. The investment in the Partnership is reported at $1,864,373 and $1,575,373 at September 30, 2000 and 1999, respectively. The change in the equity in earnings (losses) of investment in limited partnership was $289,000, $750,000 and (4,500,000) for the years ended September 30, 2000, 1999 and 1998.

                                                          September 30,
                                                        2000         1999
                                                     -----------------------
20.625% interest in shareholders'
   equity of the Partnership based upon
   Dovenmuehle financial statements...............   $2,424,989   $2,493,396
Book value of investment in limited partnership...    1,864,373    1,575,373
                                                     -----------------------
Difference in the economic value and
   the market value pricing models................   $  560,616   $  918,023
                                                     =======================

     The table below contains the summarized financial information of Dovenmuehle (unaudited):

Condensed Operations Statement

                                           For the Years Ended
                                              September 30,
                                            2000         1999
                                         -------------------------
Service fees...........................  $  4,929,253  $ 6,046,437
Other income...........................     1,282,566    1,580,909
                                         -------------------------
   Total income........................     6,211,819    7,627,346
Servicing expense......................     1,373,190    1,593,516
Purchased mortgage servicing
   rights amortization.................     4,191,474    1,404,648
Other expense..........................       978,827    1,957,950
                                         -------------------------
   Total expense.......................     6,543,491    4,956,114
                                         -------------------------
   Net gain (loss).....................  $   (331,672) $ 2,671,232
                                         =========================

Condensed Balance Sheet

                                              At September 30,
                                             2000          1999
                                         --------------------------
Cash.................................    $    683,534  $    259,120
Accounts receivable..................         452,469       960,644
Purchased mortgage servicing rights        22,011,151    25,881,063
Other assets.........................          39,442        40,302
Organizational costs.................              --       321,562
                                         --------------------------
   Total Assets......................    $ 23,186,596  $ 27,462,691
                                         ==========================
Accounts payable.....................    $    478,075  $    813,499
Long-term debt.......................      10,950,000    14,560,000
Shareholders equity..................      11,757,521    12,089,192
                                         --------------------------
   Total Liabilities and
     Shareholders Equity.............    $ 23,186,596  $ 27,462,691
                                         ==========================

(5)  Investment and Mortgage-Backed Securities Available for Sale

The Company had securities available for sale as follows:


                                                                                        Gross            Gross
                                                                       Amortized      Unrealized       Unrealized       Fair
                                                                          Cost            Gains          Losses        Value
                                                                       ----------------------------------------------------------
September 30, 2000
Investment securities:
   U. S. Treasury note..............................................   $  1,002,735    $        --     $      300   $   1,002,435
   Equity investments...............................................      1,126,755      4,195,934         33,750       5,288,939
   Agency callable bond.............................................      5,000,000             --             --       5,000,000
   Trust preferred bonds............................................      4,001,871             --        634,575       3,367,296
                                                                       ----------------------------------------------------------
                                                                       $ 11,131,361    $ 4,195,934     $  668,625   $  14,658,670
                                                                       ==========================================================

Mortgage-backed securities:
   FHLMC and FNMA fixed rate........................................   $ 16,483,370    $   171,998     $   36,881   $  16,618,487
   GNMA adjustable rate.............................................     24,501,775             96             --      24,501,871
   FHLMC and FNMA adjustable rate...................................     15,446,225         26,169         15,273      15,457,121
   Private label collateralized mortgage obligations (CMOs).........      9,315,086             --        337,346       8,977,740
   Agency CMOs......................................................      7,301,753             --        197,969       7,103,784
                                                                       ----------------------------------------------------------
                                                                       $ 73,048,209    $   198,263     $  587,469   $  72,659,003
                                                                       ==========================================================

September 30, 1999
Investment securities:
   FHLB zero coupon bond............................................   $  6,158,388    $        --     $  507,946   $   5,650,442
   U. S. Treasury note..............................................      1,009,129             --          1,004       1,008,125
   Stock mutual fund................................................      1,043,000             --             --       1,043,000
   Equity investments...............................................        150,000             --         43,125         106,875
   Municipal bond...................................................      3,289,905             --        502,065       2,787,840
   Agency callable bond.............................................      2,000,000             --             --       2,000,000
   Trust preferred bonds............................................      4,022,800             --        375,379       3,647,421
                                                                       ----------------------------------------------------------
                                                                       $ 17,673,222    $        --    $ 1,429,519   $  16,243,703
                                                                       ==========================================================

Mortgage-backed securities:
   FHLMC and FNMA fixed rate........................................   $ 10,259,848    $    28,445    $   211,409   $  10,076,884
   GNMA fixed rate..................................................     27,490,755             --      1,036,099      26,454,656
   FNMA adjustable rate.............................................        280,539             --          3,306         277,233
   Private label collateralized mortgage obligations (CMOs).........     11,439,739         24,442          9,972      11,454,209
   Agency CMOs......................................................     10,556,918             --        435,359      10,121,559
                                                                       ----------------------------------------------------------
                                                                       $ 60,027,799    $    52,887    $ 1,696,145   $  58,384,541
                                                                       ==========================================================

SouthBanc Shares, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

     The amounts of scheduled maturities of investments and mortgage-backed securities at September 30, 2000 were as follows:


                                                   Amortized         Fair
                                                      Cost          Value
                                                 ----------------------------

Less than one year.............................  $   1,136,558  $   1,134,281
One year to ten years..........................      5,118,303      5,120,592
Ten to twenty years............................     11,710,984     11,825,841
Twenty to twenty-five years....................     16,091,029     15,625,936
Twenty-five to thirty years....................     48,995,941     48,322,084
No stated maturity.............................      1,126,755      5,288,939
                                                 ----------------------------
                                                 $  84,179,570  $  87,317,673
                                                 ============================

     The amortized cost and fair value of investment and mortgage-backed securities available for sale at September 30, 2000 by contractual maturity are shown above. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

     At September 30, 2000 and 1999, $888,981 and $656,035, respectively, of securities were pledged as collateral for certain deposits.

     Proceeds from sales of securities available for sale and the related gross realized gains and losses were as follows:

                                             For the Years Ended September 30,
                                              2000          1999         1998
                                         ---------------------------------------

Proceeds from sales of securities....... $ 66,160,574 $  30,617,194 $ 23,274,484
Gross realized gains....................        5,213       449,953      226,884
Gross realized losses...................    3,087,027       596,234       49,496

(6)  Loans Receivable

Loans receivable at September 30, 2000 and 1999 are summarized as follows:

                                                     2000             1999
                                               -------------------------------

First mortgage loans, substantially
   all one to four family..................    $  282,911,938    $ 131,952,534
Construction...............................       135,625,481       41,141,117
Commercial real estate.....................        66,361,898       48,107,184
Loan participations purchased..............         7,565,205       11,572,799
Home improvement loans.....................           988,311        1,453,977
Commercial loans...........................        19,021,144       15,441,282
Consumer loans.............................        37,663,215       20,692,077
Loans secured by deposits..................         2,827,843        1,377,831
                                               -------------------------------
                                                  552,965,035      271,738,801
Less: Deferred loan fees, net..............           732,299          317,371
     Allowance for loan losses.............         6,616,143        2,617,662
     Undisbursed loans in process..........        29,277,853       13,315,627
                                               -------------------------------
     Loans receivable, net.................    $  516,338,740    $ 255,488,141
                                               ===============================

     Changes in the allowance for loan losses for the years ended September 30, 2000, 1999 and 1998 are summarized as follows:


                                           2000          1999           1998
                                      -----------------------------------------

Balance, beginning of year..........  $  2,617,662   $ 2,374,044   $  1,886,243
Allowance acquired in merger........     1,989,580            --             --
Provision for loan losses...........     2,719,982       481,000        606,500
Charge-offs.........................      (760,812)     (275,583)      (174,183)
Recoveries..........................        49,731        38,201         55,484
                                      -----------------------------------------
   Balance, end of year.............  $  6,616,143   $ 2,617,662   $  2,374,044
                                      =========================================

     Loans serviced for others amounted to approximately $101,207,000, $59,990,000 and $74,877,000 at September 30, 2000, 1999 and 1998, respectively.

     At September 30, 2000 and 1999, the Company had no loans receivable which were ninety days or more delinquent and still accruing interest.

     At September 30, 2000, 1999 and 1998, the Company had approximately $12,331,000, $2,357,000 and $1,175,000, respectively, in non-accrual loans. The amount of interest income that would have been recognized had these loans performed according to their contractual terms amounted to approximately $677,000, $209,000 and $110,000, during the years ended September 30, 2000, 1999 and 1998, respectively. The actual interest income recognized on these loans amounted to approximately $143,000, $103,000 and $26,000 during the years ended September 30, 2000, 1999 and 1998, respectively.

     At September 30, 2000, 1999 and 1998, the carrying value of loans that are considered to be impaired under SFAS No. 114 totaled approximately $13,423,000, $2,587,000 and $1,264,000, respectively. Impairments on these loans are included in the allowance for loan losses. The average balance of impaired loans was $5,981,000, $2,111,000 and $1,339,000, for years ended September 30, 2000, 1999 and 1998, respectively. Interest income recognized on impaired loans was $170,672, $103,087 and $26,489, for years ended September 30, 2000, 1999 and
1998, respectively.

     Activity in loans to officers, directors and other related parties for the years ended September 30, 2000, 1999 and 1998 is summarized as follows:

                                       2000         1999        1998
                                  ------------------------------------
Balance at beginning
   of year......................  $ 1,245,025  $   917,014   $ 925,503
     New loans..................      380,000      572,000      88,000
     Repayments.................     (338,149)    (243,989)    (96,489)
                                  ------------------------------------
Balance at end of year..........  $ 1,286,876  $ 1,245,025   $ 917,014
                                  ====================================

     The Company primarily grants residential loans to customers in the upstate counties of South Carolina. The Company's ability to collect these balances depends substantially upon the economic conditions and real estate market in the region. The Company does not have any concentrations of loans to any one borrower. The Company has increased its commercial and consumer loan portfolios, which may entail greater risk than residential mortgage loans.

(7)  Real Estate

Real estate is summarized at September 30, 2000 and 1999 as follows:

                                                2000          1999
                                            -------------------------
Real estate held for development..........  $ 2,133,598   $ 2,095,903
Real estate acquired in settlement
   of loans...............................    1,091,609       229,900
                                            -------------------------
                                            $ 3,225,207   $ 2,325,803
                                            =========================

     Real estate held for development is comprised of four projects. At September 30, 2000 and 1999, the net investment in two single family residential subdivisions was $1,257,624 compared to $1,262,966 at September 30, 1999, and the net investment in two commercial real estate development projects at September 30, 2000 was $875,974 compared to $832,937 at September 30, 1999.

(8)  Premises and Equipment

Premises and equipment are summarized at September 30, 2000 and 1999 as follows:

                                               2000            1999
                                         -----------------------------
Land..................................   $   1,104,646    $    871,242
Office and other buildings............       7,924,949       3,750,102
Furniture, fixtures and equipment.....       8,473,037       5,436,934
                                         -----------------------------
                                            17,502,632      10,058,278
Less accumulated depreciation.........      (6,726,558)     (4,336,048)
                                         -----------------------------
                                         $  10,776,074    $  5,722,230
                                         =============================

     Depreciation expense was $1,198,407, $877,133 and $843,389 for the years ended September 30, 2000, 1999 and 1998, respectively.

(9)  Deposits

Deposits outstanding by type of account and range of interest rates at September 30, 2000 and 1999 are summarized as follows:

                                                                           2000                                  1999
                                                             --------------------------------      --------------------------------
                                                                                  Range of                              Range of
                                                                 Balance       Interest Rates           Balance      Interest Rates
                                                             --------------------------------      --------------------------------
Non-interest-bearing checking accounts...................    $  14,929,620                --       $   15,729,029               --
Interest-bearing checking accounts.......................       44,780,717        0.91%-3.44%          43,255,605       1.21%-3.49%
Passbook accounts........................................       50,314,390        1.49%-4.95%          26,386,582       2.12%-4.59%
                                                             -------------                         --------------
                                                               110,024,727                             85,371,216
Certificate accounts.....................................      341,888,473        2.28%-9.25%         135,885,869       2.28%-8.00%
                                                             -------------                         --------------
                                                             $ 451,913,200                         $  221,257,085
                                                             =============                         ==============
Weighted average interest rate...........................                               5.07%                                 4.08%
                                                                                  ==========                            ==========

SouthBanc Shares, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

     The amounts of scheduled maturities of certificate accounts at September 30, 2000 and 1999 were as follows:

                                            2000          1999
                                        --------------------------
Maturing within one year............    $285,520,514 $ 117,722,833
Maturing one through three years....      54,414,785    16,889,586
Maturing after three years..........       1,953,174     1,273,450
                                        --------------------------
                                        $341,888,473 $ 135,885,869
                                        ==========================

     At September 30, 2000, 1999 and 1998, the aggregate amounts of time deposits of $100,000 or more amounted to $92,525,434, $20,175,089 and
$17,412,810, respectively. Interest paid on time deposits greater than $100,000 was $2,172,175, $864,223 and $988,989 for the years ended September 30, 2000,
1999 and 1998, respectively.

(10) Advances from the FHLB

Advances, net of discounts, from the FHLB at September 30, 2000 and 1999 are summarized as follows:

                         September 30, 2000
------------------------------------------------------------------
                                       Interest
Maturity Date        Call Date           Rate        Balance
------------------------------------------------------------------
Daily Advance                            6.94%       $  28,500,000
October 2004         October 2000        5.62           16,000,000
January 2005         January 2002        6.42            5,000,000
June 2009               June 2001        5.30           13,000,000
August 2009        September 2001        6.71            5,000,000
August 2009           August 2004        6.39            5,832,948
September 2010     September 2003        6.04           25,000,000
                                                     -------------
                                                     $  98,332,948
                                                     =============

                         September 30, 1999
------------------------------------------------------------------
                                       Interest
Maturity Date        Call Date           Rate        Balance
------------------------------------------------------------------
Daily Advance                            5.75%       $  20,000,000
January 2002         October 1999        5.78            5,000,000
January 2002         October 1999        4.83           10,000,000
July 2008            October 1999        4.78           25,000,000
June 2009               June 2001        5.30           13,000,000
                                                     -------------
                                                     $  73,000,000
                                                     =============

     At September 30, 2000, the Company had $98.5 million in outstanding FHLB advances ($98.3 million net of discounts) and, based upon eligible collateral, additional available credit of $84.2 million.

     The Company, as a member institution of the FHLB of Atlanta, is required to own capital stock in the FHLB of Atlanta based generally on the Company's balances of residential mortgage loans and FHLB Advances. No ready market exists for the FHLB stock, and it has no quoted market value. Redemption of this stock has historically been at par value. As collateral for its Advances, the Company has pledged qualifying residential mortgage loans totaling $135.5 million at September 30, 2000, and all of its FHLB stock.

(11) Securities Sold Under Agreements to Repurchase

The Company had $20,423,482 and $20,254,436 borrowed under agreements to repurchase at September 30, 2000 and 1999, respectively. The amortized cost of the securities underlying the agreements to repurchase at September 30, 2000 and 1999 was $22,004,114 and $22,630,102, respectively. The maximum amount outstanding at any month end during fiscal 2000 and 1999 was $20,501,343 and $20,366,481, respectively. The average amount of outstanding agreements for fiscal 2000 and 1999 was approximately $20,483,084 and $20,244,801, respectively.

(12) Income Taxes

Income taxes for the years ended September 30, 2000, 1999 and 1998 are summarized as follows:

                                   2000        1999         1998
                                ----------------------------------
Current......................   $ 722,720   $2,383,738   $ 994,696
Deferred.....................    (513,614)     532,000    (446,000)
                                ----------------------------------
   Total.....................   $ 209,106   $2,915,738   $ 548,696
                                ==================================

     Income tax expense differs from the amount computed at the federal statutory rate of 34% for the years ended September 30, 2000, 1999 and 1998, as a result of the following:

                                                                               2000           1999           1998
                                                                           ----------------------------------------
Income taxes (benefit) at federal rate...................................  $ (249,515)   $  3,022,095    $  615,651
Differences resulting from:
   State taxes, net of federal benefit...................................          --          41,000        29,000
   Change in beginning of year valuation allowance.......................     782,200         (48,000)     (120,000)
   Income from unconsolidated subsidiary.................................          --         (48,000)      (50,000)
   Non-deductible compensation...........................................          --         123,000        71,000
   Tax exempt interest...................................................    (179,500)       (113,000)      (34,000)
Tax exempt earnings on life insurance policies...........................    (138,365)       (133,000)      (28,000)
Non-deductible ESOP expense..............................................          --          62,000        64,000
Other....................................................................      (5,714)          9,643         1,045
                                                                           ----------------------------------------
                                                                           $  209,106    $  2,915,738    $  548,696
                                                                           ========================================


     At September 30, 2000, the Company has state net operating loss carryforwards of approximately $43,400,000. These carryforwards expire in various amounts beginning in fiscal year 2001 through 2012.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2000 and 1999 are presented below:

                                                                                                     2000             1999
                                                                                                -----------------------------
Deferred tax assets:
   Loan loss allowances deferred for tax purposes............................................   $   2,401,600    $    901,000
   State loss carryforwards..................................................................       2,604,000       2,220,000
   Unrealized loss on securities available for sale..........................................              --       1,045,000
   Limited partnership book expenses in excess of tax deductions.............................         214,000         745,000
   Other.....................................................................................         523,500         300,000
                                                                                                -----------------------------
        Total gross deferred tax assets......................................................       5,743,100       5,211,000

   Less valuation allowances, primarily for tax loss carryforwards...........................      (3,398,340)     (2,352,000)
                                                                                                -----------------------------
        Net deferred tax assets..............................................................       2,344,760       2,859,000
                                                                                                -----------------------------

Deferred tax liabilities:
   Depreciation for tax purposes in excess of such amount for financial reporting
     purposes................................................................................         230,100         119,000
   Tax bad debt reserve in excess of base year...............................................         299,200         307,000
   Unrealized gain on securities available for sale..........................................       1,223,560              --
   Book and tax basis difference in FHLB stock...............................................         236,300              --
   Other.....................................................................................         118,600          14,000
                                                                                                -----------------------------
        Total gross deferred tax liabilities.................................................       2,107,760         440,000
                                                                                                -----------------------------
        Net deferred tax asset (included in other assets)....................................   $     237,000    $  2,419,000
                                                                                                =============================

     A portion of the change in the deferred tax asset relates to unrealized gains and losses on securities available for sale which have been recorded directly to stockholders' equity.

SouthBanc Shares, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


     The realization of net deferred tax assets may be based on utilization of carrybacks to prior taxable periods, anticipation of future taxable income in certain periods and the utilization of tax planning strategies. Management has determined that it is more likely than not that the net deferred tax assets can be supported based upon these criteria except for the state loss carryforwards. A valuation allowance for the deferred tax asset has been reflected to reduce the potential deferred tax assets, primarily for state loss carryforwards, to an amount that more likely than not can be realized at September 30, 2000 and 1999.

(13) Capital

The Company is not subject to any regulatory capital requirements. The Banks' actual capital and ratios as required by the Banks' primary regulator, the Office of Thrift Supervision (OTS), as well as those required to be considered well capitalized according to the Prompt Corrective Action Provisions are presented in the following table. As of September 30, 2000, the most recent notification from the OTS categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum core capital, Tier I capital and risk-based capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Banks' category.

                                                                                                                   To Be Well
                                                                                                                Capitalized Under
                                                                                          For Capital           Prompt Corrective
Perpetual                                                          Actual               Adequacy Purposes       Action Provisions
                                                            -------------------      --------------------      ------------------
                                                              Amount      Ratio         Amount      Ratio       Amount      Ratio
                                                            ---------------------------------------------------------------------
                                                                                     (Amounts in thousands)
As of September 30, 2000:
   Tangible Capital (To Total Assets)....................   $ 34,098       9.2%      $    5,567      1.5%      $     --       --%
   Core Capital (To Total Assets)........................     34,098       9.2           14,847      4.0         18,558      5.0
   Tier I Capital (To Risk-Weighted Assets)..............     34,098      13.5               --       --         15,195      6.0
   Risk-Based Capital (To Risk-Weighted Assets)..........     36,781      14.5           20,260      8.0         25,325     10.0

As of September 30, 1999:
   Tangible Capital (To Total Assets)....................   $ 41,305      11.4%      $    5,419      1.5%      $     --       --%
   Core Capital (To Total Assets)........................     41,305      11.4           14,431      4.0         18,039      5.0
   Tier I Capital (To Risk-Weighted Assets)..............     41,305      17.9               --       --         13,816      6.0
   Risk-Based Capital (To Risk-Weighted Assets)..........     43,817      19.0           18,422      8.0         23,074     10.0

As of September 30, 1998:
   Tangible Capital (To Total Assets)....................   $ 49,983      14.8%      $    5,075      1.5%      $     --       --%
   Core Capital (To Total Assets)........................     49,983      14.8           13,533      4.0         16,916      5.0
   Tier I Capital (To Risk-Weighted Assets)..............     49,983      23.7               --       --         12,661      6.0
   Risk-Based Capital (To Risk-Weighted Assets)..........     50,266      23.8           16,881      8.0         21,101     10.0

                                                                                                                    To Be Well
                                                                                                                 Capitalized Under
                                                                                         For Capital             Prompt Corrective
Heritage                                                           Actual             Adequacy  Purposes         Action Provisions
                                                            --------------------    ----------------------     ---------------------
                                                            Amount         Ratio     Amount       Ratio         Amount        Ratio
                                                            ------------------------------------------------------------------------
                                                                                    (Amounts in thousands)
As of September 30, 2000:
   Tangible Capital (To Total Assets).................      $ 32,419       11.3%        $ 4,302   1.5%             $      --    --%
   Core Capital (To Total Assets).....................        32,419       11.3          11,472   4.0                 14,340   5.0
   Tier I Capital (To Risk-Weighted Assets)...........        32,419       17.4                    --                 11,200   6.0
   Risk-Based Capital (To Risk-Weighted Assets).......        36,442       19.5          14,934   8.0                 18,667  10.0

As of September 30, 1999:
   Tangible Capital (To Total Assets).................      $ 63,404       20.3%        $ 4,675   1.5%             $      --    --%
   Core Capital (To Total Assets).....................        63,404       20.3          12,466   4.0                 15,583   5.0
   Tier I Capital (To Risk-Weighted Assets) . ........        63,404       34.7                    --                 10,949   6.0
   Risk-Based Capital (To Risk-Weighted Assets).......        64,749       35.5          14,598   8.0                 18,248  10.0

As of September 30, 1998:
   Tangible Capital (To Total Assets).................      $ 58,777       19.4%        $ 4,541   1.5%             $      --    --%
   Core Capital (To Total Assets).....................        58,777       19.4          12,110   4.0                 15,138   5.0
   Tier I Capital (To Risk-Weighted Assets)...........        58,777       40.3                    --                  8,760   6.0
   Risk-Based Capital (To Risk-Weighted Assets).......        59,527       40.8          11,681   8.0                 14,601  10.0


     If either of the Banks were to fail to meet its minimum capital requirements, it would be required to file a written capital restoration plan with regulatory agencies and would be subject to various mandatory and discretionary restrictions on its operations.

     The following table reconciles the Company's consolidated stockholders' equity to the Banks' regulatory capital positions at September 30, 2000 and 1999:

                                               2000          1999
                                        -------------------------------
Stockholders' equity................      $  80,110,540  $  52,750,552
Adjustment for equity of Company
   not eligible for computation.....         (8,973,593)   (10,948,406)
Adjustments for unrealized (gains)
   losses on available for sale
   securities.......................         (2,041,575)     1,751,820
Investments in and advances to
   nonincludable subsidiaries.......         (2,301,690)    (2,179,143)
Disallowed servicing assets.........           (275,972)       (69,557)
                                        ------------------------------
     Regulatory tangible and
        core capital................         66,517,710     41,305,266
Supplemental capital................          4,359,642      2,587,923
Equity assets to be deducted........            (21,246)       (76,300)
Unrealized gains on available for
   sale equity securities...........          2,367,713             --
                                        ------------------------------
     Risk-based capital.............      $  73,223,819  $  43,816,889
                                        ==============================

(14) Employee Benefit Plans

The Company has a profit sharing and deferred compensation plan for substantially all full-time employees. The plan permits eligible participants to contribute a percentage of their salary up to amounts permitted by the Internal Revenue Code each year. At the discretion of the Board of Directors, the Company may match a percentage of each participant's contribution during the plan year. In addition, the Board of Directors may from year to year make a discretionary contribution to the plan. The Company's contribution recorded as expense for the years ended September 30, 2000, 1999 and 1998, was $108,281, $138,200 and
$203,790, respectively.

     Supplemental benefits are provided to certain key officers under Supplemental Executive Retirement Agreements. These agreements are not qualified under the Internal Revenue Code, and the benefits are unfunded. However, certain benefits are informally and indirectly funded by insurance policies on the lives of the covered officers. The cash surrender values of the life insurance policies are recorded in the accompanying balance sheets at $8,272,700 and $7,865,743 at September 30, 2000 and 1999, respectively.

SouthBanc Shares, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(15) Stock Option Plan

The Company has stock option plans through which the Board of Directors may grant options to directors, officers and employees to purchase the Company's common stock at prices not less than the market value of the stock on the option grant date. The granted options become exercisable in various increments and expire ten years from the grant date.

     The following table summarizes option activity during the years ended September 30, 2000, 1999 and 1998.

                                                Number of    Price Per
                                                 Shares        Share
                                                ----------------------
Outstanding at September 30, 1997..........      179,943      $   8.47
   Granted.................................           --            --
   Exercised...............................        3,753          8.85
                                                ----------------------
Outstanding at September 30, 1998..........      176,190          8.45
   Granted.................................      228,131         20.31
   Exercised...............................       15,620          4.37
                                                ----------------------
Outstanding at September 30, 1999..........      388,701         15.58
   Granted.................................        7,722         18.38
   Exercised...............................        2,910          8.85
   Forfeited...............................        7,722         20.31
                                                ----------------------
Outstanding at September 30, 2000..........      385,791      $  15.65
                                                ======================

     The Company applies APB Opinion 25 in accounting for the stock option plans. Accordingly, no compensation expense has been recognized for the plans. Had compensation cost been recognized for the stock option plans applying the fair-value-based method as prescribed by SFAS 123, the Bank's net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

                                      2000           1999          1998
                                  ----------------------------------------
Net Income (loss)
   As reported................    $  (942,972)   $ 5,972,778   $ 1,262,043
   Pro forma..................     (1,114,228)     5,803,728     1,184,589
Earnings (loss) Per Share
   Basic
     As reported..............    $      (.29)   $      1.76   $       .30
     Pro forma................           (.34)          1.71           .28
   Diluted
     As reported..............    $      (.29)   $      1.67   $       .29
     Pro forma................           (.34)          1.63           .27

     The effects of applying SFAS 123 may not be representative of the effects on reported net income in future years.

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                     2000         1999
                                                   ---------------------
Dividend yield.................................       3.00         2.50
Expected volatility............................         10%          10%
Risk-free interest rate........................       5.00%        5.00%
Expected lives.................................    10 years     10 years

     There were no options granted in 1998.


(16) Management Recognition Plan

The Company has Management Recognition Plans (MRP) through which the Board of Directors may grant shares of the Company's common stock to management. During the year ended September 30, 1999, 91,252 shares of common stock were granted to management. There were no shares granted in 2000 or 1998. All of the unvested shares vested on July 31, 2000, with the merger, and related compensation expense of $2,219,849 was recorded for the year ended September 30, 2000. Compensation expense was $362,790 and $212,459 for the years ended September 30, 1999 and 1998, respectively.

(17) Employee Stock Ownership Plan

The Company maintains an Employee Stock Ownership Plan (ESOP) for eligible employees. The ESOP has a loan used to acquire shares of common stock of the Company. Such stock is pledged as collateral for the loan. In accordance with the requirements of Statement of Position (SOP) 93-6, the Company presents the outstanding loan amount as an other liability and as a reduction of stockholders' equity in the accompanying consolidated balance sheets. Company contributions to the ESOP, which are at the discretion of the Board of Directors, are the primary source of funds used by the ESOP to service the debt. Contributions of $362,468, $146,814 and $158,729 were charged to operations for the years ended September 30, 2000, 1999 and 1998, respectively. In accordance with SOP 93-6, the Company is required to record compensation expense or income for the difference between the cost of the stock to the ESOP at the time of purchase and the market value of the stock at the time shares are released to ESOP participants. Compensation expense recorded under the ESOP was $682,500, $180,130 and $187,592 for the years ended September 30, 2000, 1999 and 1998, respectively.

(18) Earnings Per Share

The following is a summary of the earnings per share (EPS) calculation for the years ended September 30, 2000, 1999 and 1998:

                                                     2000
                                    -------------------------------------
                                                                   Per
                                        Income        Share       Share
                                     (Numerator)  (Denominator)   Amount
                                    -------------------------------------
Basic EPS.......................    $  (942,972)    3,262,180    $  (0.29)
                                                                    ======
Effect of dilutive securities:
   Stock options................             --            --
   Unearned ESOP Shares.........             --            --
                                    ---------------------------
Diluted EPS.....................    $  (942,972)    3,262,180    $  (0.29)
                                    =====================================

     For the year ended September 30, 2000, common stock equivalents were anti-dilutive because of the Company's net loss. Common stock equivalents that would have been considered for diluted EPS calculation were 116,018.

                                                     1999
                                     -------------------------------------
                                                                     Per
                                        Income          Share       Share
                                     (Numerator)    (Denominator)   Amount
                                     -------------------------------------
Basic EPS.......................     $ 5,972,778      3,386,851     $ 1.76
                                                                    ======
Effect of dilutive securities:
   Stock options................              --         91,120
   Unearned ESOP Shares.........              --         92,185
                                     ----------------------------
Diluted EPS.....................     $ 5,972,778      3,570,156     $ 1.67
                                     =====================================

                                                     1998
                                     -------------------------------------
                                                                     Per
                                        Income          Share       Share
                                     (Numerator)    (Denominator)   Amount
                                     -------------------------------------
Basic EPS.......................     $ 1,262,043      4,199,237     $ 0.30
                                                                    ======
Effect of dilutive securities:
   Stock options................              --        101,790
   Unearned ESOP Shares.........              --        105,354
                                     ----------------------------
Diluted EPS.....................     $ 1,262,043      4,406,381     $ 0.29
                                     =====================================

(19) Commitments and Contingencies

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

     Financial instruments where the contract amount represents the Company's credit risk at September 30, 2000 and 1999, include loan and letter of credit commitments of $91,857,000 and $44,852,000, respectively.

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

     Outstanding commitments on mortgage loans not yet closed amounted to approximately $10,918,000 and $9,000,000 at September 30, 2000 and 1999,
respectively. Substantially, all of these commitments were at variable interest rates. Such commitments, which are funded subject to certain limitations, extend over varying periods of time with the majority being funded within thirty days. These commitments will be funded with the cash flow generated from normal operations, as well as possible utilization of existing credit facilities available to the Company.

SouthBanc Shares, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (continued)


(20) Carrying Amounts and Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information, whether or not recognized in the balance sheets, when it is practical to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity, or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, premises and equipment, accrued interest receivable and payable and other assets and liabilities.

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

     For FHLB Advances and securities sold under agreements to repurchase, fair value is estimated based on discounting amounts payable at the current rates offered to the Company for debt of the same remaining maturities.

     The carrying amounts and calculated fair values of the Company's financial instruments are as follows at September 30, 2000 and 1999 (in thousands):

                                                                   2000                                  1999
                                                         ----------------------------        -----------------------------
                                                          Carrying         Calculated         Carrying          Calculated
                                                           Amount          Fair Value          Amount           Fair Value
                                                         -----------------------------------------------------------------
Financial assets:
   Cash and cash equivalents...........................  $  21,784         $   21,784        $   15,546         $   15,546
   Investment in limited partnership...................      1,864              1,864             1,575              1,575
   Investment securities available for sale............     14,658             14,658            16,244             16,244
   Federal Home Loan Bank stock........................      7,525              7,525             3,650              3,650
    Mortgage-backed securities and
     collateralized mortgage obligations...............     72,659             72,659            58,385             58,385
    Loans receivable...................................    516,339            511,239           255,488            255,972

Financial liabilities:
   Deposits
     Demand deposits...................................    110,025            110,025            85,371             84,790
     Certificate accounts..............................    341,888            341,042           135,886            136,019
   Advances from the FHLB..............................     98,333             97,589            73,000             72,901
   Securities sold under agreements to repurchase......     20,423             20,333            20,254             20,254

     The Company had $102.8 million of off-balance sheet financial commitments, which are commitments to originate loans and unused consumer lines of credit. Since these obligations are based on current market rates, the carrying amount is considered to be a reasonable estimate of fair value.

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale the Company's entire holdings of a particular financial instrument. Because no active market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, current interest rates and prepayment trends, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in any of these assumptions used in calculating fair value would also significantly affect the estimates. Further, the fair value estimates were calculated as of September 30, 2000 and 1999. Changes in market interest rates and prepayment assumptions could significantly change the fair value. Therefore, management believes that the foregoing information is of limited value and has no basis for determining whether the fair value presented would be indicative of the value which could be negotiated during an actual sale.

     Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Company has significant assets and liabilities that are not considered financial assets or liabilities including deposit franchise value, loan servicing portfolio, real estate, deferred tax liabilities and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of these estimates.

(21) Dividends

On April 14, 1998, the MHC and Perpetual completed a conversion and reorganization from a mutual to a stock form of organization. A special liquidation account was established by Perpetual for the preconversion retained earnings of approximately $12.9 million. The liquidation account is maintained for the benefit of depositors who held a savings or demand account as of the June 30, 1996 eligibility or the December 31, 1997 supplemental eligibility record dates who continue to maintain their deposits at Perpetual after the conversion. In the event of a future liquidation (and only in such an event), each eligible and supplemental eligible account holder who continues to maintain his or her savings account will be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased in an amount proportionately corresponding to decreases in the savings account balances of eligible and supplemental eligible account holders on each subsequent annual determination date. Except for payment of dividends by the Bank to the Company and repurchase of the Company's stock, the existence of the liquidation account will not restrict the use or application of such net worth.

     Perpetual is prohibited from declaring cash dividends on its common stock or repurchasing its common stock if the effect thereof would cause its net worth to be reduced below either the amount required for the liquidation account or its minimum regulatory capital requirement. In addition, Perpetual is also prohibited from declaring cash dividends and repurchasing its own stock without prior regulatory approval if the total amount of all dividends and stock repurchases (including any proposed dividends and stock repurchases) for the applicable calendar year exceeds its current year's net income plus its retained net income for the preceding two years.

     Heritage converted from a mutual savings and loan association to a stock association in 1997 ("the Conversion"). At the time of Conversion, Heritage also established a special liquidation account for the preconversion retained earnings of approximately $29.8 million. The liquidation account is maintained for the benefit of depositors who held a savings or demand account as of the June 30, 1996 eligibility or the

SouthBanc Shares, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 1997 supplemental eligibility record dates who continue to maintain their deposits at Heritage after the conversion. In the event of a future liquidation (and only in such an event), each eligible and supplemental eligible account holder who continues to maintain his or her savings account will be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased in an amount proportionately corresponding to decreases in the savings account balances of eligible and supplemental eligible account holders on each subsequent annual determination date. Except for payment of dividends by the Bank to the Company and repurchase of the Company's stock, the existence of the liquidation account will not restrict the use or application of such net worth.

     Heritage is prohibited from declaring cash dividends on its common stock or repurchasing its common stock if the effect thereof would cause its net worth to be reduced below either the amount required for the liquidation account or its minimum regulatory capital requirement. In addition, Heritage is also prohibited from declaring cash dividends and repurchasing its own stock without prior regulatory approval if the total amount of all dividends and stock repurchases (including any proposed dividends and stock repurchases) for the applicable calendar year exceeds its current year's net income plus its retained net income for the preceding two years.

(22) Condensed Financial Information for SouthBanc Shares, Inc.

The following are condensed statements of the Company (in thousands):

                                                               September 30,
                                                             2000        1999
                                                          ---------------------
Condensed Balance Sheets
   Assets
     Cash and cash equivalents..........................  $  4,330     $  4,976
     Investment securities..............................     4,966        4,790
     Investment in bank subsidiary......................    71,104       41,802
     ESOP loan..........................................       233          622
     Other assets.......................................     1,283        1,171
                                                          ---------------------
   Total Assets.........................................  $ 81,916     $ 53,361
                                                          =====================

   Liabilities and Stockholders' Equity

     Liabilities........................................  $  1,805     $    610
     Stockholders' Equity...............................    80,111       52,751
                                                          ---------------------
   Total Liabilities and Stockholders' Equity...........  $ 81,916     $ 53,361
                                                          =====================


                                                                                            For the Years Ended
                                                                                                September 30,
                                                                                              2000          1999
                                                                                            ----------------------
Condensed Statements of Income
   Equity in undistributed net income of bank subsidiary.................................   $  1,323     $   5,394
   Interest income--investment securities................................................        728         1,368
   Other expenses........................................................................     (2,994)         (789)
                                                                                            ----------------------
     Net Income..........................................................................   $   (943)    $   5,973
                                                                                            ======================

Condensed Statements of Cash Flows

   Cash flow from operating activities:
     Net income (loss)...................................................................   $   (943)    $   5,973
     Adjustments to reconcile net income
        (loss) to net cash provided by (used in) operating activities:
        Undistributed net income of bank subsidiary......................................     (1,323)       (5,394)
        Increase in other assets.........................................................       (112)       (1,061)
        Increase (decrease) in other liabilities.........................................      1,195          (197)
                                                                                            ----------------------
   Net cash used in operating activities.................................................     (1,183)         (679)
                                                                                            ----------------------

   Cash flow from investing activities:
     (Purchase) sale of investment securities............................................       (176)        6,047
     Decrease in ESOP loan...............................................................        389            89
     Net increase in investment in subsidiary............................................     (8,997)           --
                                                                                            ----------------------
   Net cash provided by (used in) investing activities...................................     (8,784)        6,136
                                                                                            ----------------------
   Cash flow from financing activities:
     Dividends paid......................................................................     (2,052)       (1,775)
     Purchase of treasury stock..........................................................     (7,052)      (24,346)
     Exercise of stock options...........................................................         25            68
     Dividends received..................................................................     18,400        15,000
                                                                                            ----------------------
   Net cash provided by (used in) financing activities...................................      9,321       (11,053)
                                                                                            ----------------------
        Net decrease in cash and cash equivalents........................................       (646)       (5,596)
   Cash and cash equivalents, beginning of year..........................................      4,976        10,572
                                                                                            ----------------------
   Cash and cash equivalents, end of year................................................   $  4,330     $   4,976
                                                                                            ======================

(23) Quarterly Results of Operations (Unaudited)

                                                                     First          Second          Third           Fourth
                                                                    Quarter        Quarter         Quarter         Quarter
                                                                  ----------------------------------------------------------
September 30, 2000:
   Interest income...........................................     $     6,663    $     6,625     $     6,922     $    11,574
   Interest expense..........................................           3,504          3,656           4,089           7,125
                                                                  ----------------------------------------------------------
   Net interest income.......................................           3,159          2,969           2,833           4,449
   Provision for loan losses.................................             150            210              75           2,285
                                                                  ----------------------------------------------------------
   Net interest income after provision for loan losses.......           3,009          2,759           2,758           2,164
   Noninterest income........................................           1,310          1,258           1,302          (1,795)
   Recapture of losses on limited partnership................              --            199              90              --
   Noninterest expense.......................................           2,319          2,290           2,406           6,773
                                                                  ----------------------------------------------------------
   Income (loss) before income taxes.........................           2,000          1,926           1,744          (6,404)
   Income taxes..............................................             653            613             548          (1,605)
                                                                  ----------------------------------------------------------
   Net income (loss).........................................     $     1,347    $     1,313     $     1,196     $    (4,799)
                                                                  ==========================================================
   Basic earnings (loss) per common share....................     $      0.44    $      0.44     $      0.42     $     (1.20)
   Diluted earnings (loss) per common share..................     $      0.41    $      0.42     $      0.40     $     (1.20)
   Weighted average shares outstanding
     Basic...................................................       3,060,241      2,962,296       2,863,797       3,992,977
     Diluted.................................................       3,257,956      3,136,841       3,023,757       3,992,977

                                                                     First          Second          Third           Fourth
                                                                    Quarter        Quarter         Quarter         Quarter
                                                                  ----------------------------------------------------------
September 30, 1999:
   Interest income...........................................     $     6,519    $     6,494     $     6,569     $     6,646
   Interest expense..........................................           3,333          3,444           3,334           3,327
                                                                  ----------------------------------------------------------
   Net interest income.......................................           3,186          3,050           3,235           3,319
   Provision for loan losses.................................              80             80             170             151
                                                                  ----------------------------------------------------------
   Net interest income after provision for loan losses.......           3,106          2,970           3,065           3,168
   Noninterest income........................................           1,505          1,207           1,261           1,176
   Recapture of losses on limited partnership................              --             --             400             350
   Noninterest expense.......................................           2,119          2,167           2,346           2,687
                                                                  ----------------------------------------------------------
   Income before income taxes................................           2,492          2,010           2,380           2,007
   Income taxes..............................................             870            605             783             658
                                                                  ----------------------------------------------------------
   Net income................................................     $     1,622    $     1,405     $     1,597     $     1,349
                                                                  ==========================================================
   Basic earnings per common share...........................     $      0.40    $      0.43     $      0.51     $      0.43
   Diluted earnings per common share.........................     $      0.39    $      0.40     $      0.48     $      0.40
   Weighted average shares outstanding
     Basic...................................................       4,061,389      3,288,729       3,137,542       3,121,361
     Diluted.................................................       4,154,804      3,483,601       3,350,282       3,344,502

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
SouthBanc Shares, Inc. and Subsidiaries
Anderson, South Carolina

     We have audited the accompanying consolidated balance sheets of SouthBanc Shares, Inc. and Subsidiaries as of September 30, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SouthBanc Shares, Inc. and Subsidiaries as of September 30, 2000 and 1999 and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2000 in conformity with generally accepted accounting principles.


/s/ Elliott, Davis & Company, L.L.P.
Elliott, Davis & Company, L.L.P.
Greenville, South Carolina
November 17, 2000

--------------------------------------------------------------------------------

SouthBanc Shares, Inc. and Subsidiaries
MARKET FOR COMMON STOCK AND DIVIDEND POLICY

SouthBanc's common stock is traded on the Nasdaq National Market(R) under the symbol "SBAN." As of November 13, 2000, there were approximately 4,027 registered shareholders. The holders of common stock are entitled to receive dividends when and as declared by the Board of Directors. The payment of dividends by the Company is within the discretion of the Company's Board of Directors. The ability of the Company to declare and pay cash dividends depends primarily on the ability of the Banks to pay cash dividends to the Company. See
Note 21 of the Notes to the Consolidated Financial Statements for the regulatory restrictions applicable to the Company's ability to pay cash dividends.

     The table below presents the range of high and low per share bid prices and dividends declared during the quarter.

                                           High       Low     Dividend
                                          ----------------------------
December 31, 1998...................      $20.88     $15.25     $0.12
March 31, 1999......................      $20.63     $18.38     $0.12
June 30, 1999.......................      $23.25     $18.88     $0.15
September 30, 1999..................      $25.00     $19.25     $0.15
December 31, 1999...................      $22.25     $20.00     $0.15
March 31, 2000......................      $20.50     $16.00     $0.15
June 30, 2000.......................      $18.19     $14.94     $0.15
September 30, 2000..................      $18.94     $15.06     $0.15

     SouthBanc Shares, Inc. and Subsidiaries
CORPORATE INFORMATION


[PICTURE APPEARS HERE]

Officers of SouthBanc Shares, Inc. and
Perpetual Bank, A Federal Savings Bank:

Robert W. "Lujack" Orr
President/CEO

Thomas C. Hall
Senior Vice President
Treasurer/CFO

Barry C. Visioli
Senior Vice President

Sylvia B. Reed
Corporate Secretary

Officers of Heritage Federal Bank:

J. Edward Wells
President/CEO

William B. Ferguson
Senior Vice President

James H. Wasson, Jr.
Vice President/Secretary

Directors of SouthBanc Shares, Inc.:

J. Riley Bailes
Retired Merchant

Richard C. Ballenger
President, City Glass Company and D&B
Glass Company, Inc., a glass company

Martha S. Clamp
Certified Public Accountant

F. Stevon Kay
President, Hill Electric Company, Inc.,
an electrical contractor

Robert W. "Lujack" Orr
President/CEO, SouthBanc Shares, Inc.

John C. Owings, II
Owner, Laurens Lumber Company

Harold A. "Drew" Pickens, Jr.
Owner, Harold A. Pickens & Sons, Inc.,
a commercial construction contractor

J. Edward Wells
President, Heritage Federal Bank

Form 10-K:
A copy of the Company's Annual Report
on Form 10-K as filed with the Securities and Exchange Commission for the year ended September 30, 2000, may be obtained without charge by writing to Thomas C. Hall, Chief Financial Officer, at the Corporate Address.

Annual Meeting of Stockholders:
The Annual Meeting of Stockholders will
be held on Wednesday, January 17, 2001,
at 10:00 A. M. Eastern Time at the Laurens
Office.

Independent Auditors:
Elliott, Davis & Company, L. L. P.

Legal Counsel:
McIntosh, Sherard and Sullivan

Special Securities Counsel:
Muldoon, Murphy & Faucette LLP

Transfer Agent:
ChaseMellon Shareholder Services

Corporate Offices:
SouthBanc Shares, Inc.
907 North Main Street
Anderson, South Carolina 29621

Perpetual Bank Financial Centers:
Main Office
907 North Main Street
Anderson, South Carolina 29621

Northtowne Branch
3898 Liberty Highway
Anderson, South Carolina 29621

Perpetual Square
2125 North Highway 81
Anderson, South Carolina 29621

Seneca Office
1007 Bypass 123
Seneca, South Carolina 29678

Watson Village
2821 South Main Street
Anderson, South Carolina 29624

Whitehall Office
104 Whitehall Road
Anderson, South Carolina 29624

Heritage Federal Bank Financial Centers:

Main Office
201 West Main Street
Laurens, South Carolina 29360

Belton Office
208 Anderson Street
Belton, SC 29627

Ware Shoals Office
81 North Greenwood Avenue
Ware Shoals, SC 29692

Simpsonville Office
514 Northeast Main Street
Simpsonville, SC 29681